International Bank for Reconstruction and Development

Management’s Discussion & Analysis
and
Financial Statements
June 30, 2007

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT‘S DISCUSSION AND ANALYSIS JUNE 30, 2007

Section 1: Overview

Section 2: Basis of Reporting

Section 3: Development Activities

Loans
Related Derivative Products
Guarantees
Other Activities

Section 4: Liquidity Management

Section 5: Funding Resources

Equity
Borrowings

Section 6: Financial Risk Management

Governance Structure
Managing Risk-Bearing Capacity
Credit Risk
Market Risk
Liquidity Risk
Operational Risk

Section 7: Critical Accounting Policies

Section 8: Results of Operations

Section 9: Governance

Section 10: Reconciliation of Prior Year Current Value Financial Statements to Reported Basis

Glossary of Terms

LIST OF BOXES, TABLES AND FIGURES

	Boxes
1	Selected Financial Data	4
2	Hedging Strategy and Use of Derivatives	5
3	Lending Operations Principles	11
4	Treatment of Overdue Payments	26

	Tables
1	Condensed Current Value Balance Sheets at June 30, 2007 and 2006	7
2	Condensed Current Value Statements of Income the years ended June 30, 2007 and 2006	8
3	Summary of Current Value Adjustments	8
4	Impact of Currency Translation Adjustment	10
5	Lending Status at June 30, 2007 and 2006	10
6	Contractual Terms of Currently Available Products	12
7	Loan Charge Waivers	13
8	Contractual Terms of Previously Available Products	14
9	Guarantee Exposure	16
10	Liquid Asset Portfolio Returns and Average Balances	18
11	Contractual Cash Obligations	19
12	Equity Capital	20
13	Capital Subscriptions of DAC Members of OECD Countries	21
14	Funding Operations Indicators	22
15	Accumulated provision for Losses on Loans by Portfolio as a Percentage of Total Loans Outstanding	27
16	Credit Exposure, Net of Collateral Held, by Counterparty Rating	28
17	Loan and Borrowing Portfolios	29
18	Net Income	35
19	Net Noninterest Expense	36
20	Condensed Current Value Balance Sheet at June 30, 2006	39
21	Condensed Current Value Statement of Income for the year ended June 30, 2006	40

	Figures
1	Commitments including Guarantee Facilities by Region	10
2	IBRD Lending Commitments	12
3	Loan Portfolio by Loan Product	15
4	Liquid Asset Portfolio Composition	18
5	Equity-to-Loans Ratio	19
6	Medium- and Long-term Funding Raised Excluding Derivatives by Currency	22
7a	Effect of Derivatives on Interest Rate Structures on the Borrowing Portfolio - June 30, 2007	23
7b	Effect of Derivatives on Currency Composition on the Borrowing Portfolio - June 30, 2007	23
8	Top Eight Country Exposures at June 30, 2007	25
9	Relative Currency Composition of Significant Balance Sheet Components—Current Value Basis at June 30, 2007	31
10	Six-Month LIBOR Interest Rates U.S. Dollar	34
11	IBRD’s U.S. Dollar Funding Curve	34

Throughout Management’s Discussion and Analysis, terms in boldface type are defined in the Glossary of Terms on page 41.

The Management Discussion and Analysis contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IBRD’s control. Consequently, actual future results could differ materially from those currently anticipated.

1. OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD’s main goals are promoting sustainable economic development and reducing poverty in its developing member countries. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and for programs for economic reform. IBRD’s ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD’s financial objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. Box 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD’s financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

IBRD’s principal assets are its loans to member countries. The majority of IBRD’s outstanding loans are priced on a cost pass-through basis. (See Tables 6 and 7 for loan pricing details).

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings, together with IBRD’s equity, are used to fund its lending and investment activities, as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its liabilities and equity with those of its assets. However, the reported levels of its assets, liabilities, income and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts compared to IBRD’s reporting currency, the U.S. dollar. Since IBRD matches the currencies of its equity with those of its loans, the fluctuations captured in the cumulative translation adjustment for purposes of financial statement reporting do not significantly impact IBRD’s risk-bearing capacity.

Lending commitments to member countries in FY 2007 were $12.8 billion, reflecting a decrease of $1.3 billion from the FY 2006 level of $14.1 billion.

For the purposes of this document Operating Income refers to net income before Board of Governors-approved transfers and the effect of net unrealized (losses) gains on non-trading derivatives and borrowings measured at fair value per FAS 133 as amended. FY 2007 Operating Income was $1,659 million, $81 million less than that for FY 2006.

During FY 2007, provisioning requirements for probable losses on loans and guarantees were reduced by $405 million due to the combined impact of changes in the creditworthiness of the loan portfolio, the annual update of the expected default frequencies (probability of default to IBRD), and the reduction in the volume of the loan portfolio.

In the context of assessing changes in IBRD’s operating environment, it is management’s practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to benefit eligible borrowers, and allocation of net income to support developmental activities. The allocations from FY 2007 net income, together with the waivers of loan charges, are expected to be approved by the Executive Directors and the Board of Governors during FY 2008.

Box 1: Selected Financial Data

As of or for the Years Ended June 30

In millions of U.S. dollars, except ratio and return data in percentages

Lending	2007	2006	2005	2004	2003
Commitments to member countries(a)	12,829	14,135	13,611	11,045	11,231
Gross Disbursements(b)	11,055	11,883	9,722	10,109	11,921
Net Disbursements(b)	(6,193)	(1,741)	(5,131)	(8,408)	(7,996)

Reported Basis	2007	2006	2005	2004	2003
Loan Income	5,467	4,864	4,155	4,403	5,742
Release of Provision for Losses on Loans and Guarantees	405	724	502	665	1,300
Investment Income	1,173	1,057	627	304	418
Borrowing Expenses	(4,416)	(3,941)	(3,037)	(2,789)	(3,594)
Net Noninterest Expense	(970)	(964)	(927)	(887)	(845)
Operating Income	1,659	1,740	1,320	1,696	3,021
Board of Governors-Approved Transfers	(957)	(650)	(642)	(645)	(540)
Net unrealized (losses) gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	(842)	(3,479)	2,511	(4,100)	2,323
Net (Loss) Income	(140)	(2,389)	3,189	(3,049)	4,804
Net Return on Average Earning Assets (c) after the effects Board of Governors-	1.34	1.34	0.96	1.18	2.06
Approved Transfers and of FAS 133 as amended	(0.11)	(1.84)	2.32	(2.12)	3.27
Return on Equity (c)after the effects Board of Governors-	4.64	5.05	3.90	5.21	10.32
Approved Transfers and of FAS 133 as amended	(0.37)	(6.84)	9.26	(8.88)	14.55
Equity-to-Loans Ratio(c)	35.05	32.96	31.45	29.35	26.59

Total Assets	208,030	212,326	222,008	228,910	230,062
Loans Outstanding	97,805	103,004	104,401	109,610	116,240
Accumulated Provision for Loan Losses	(1,932)	(2,296)	(3,009)	(3,505)	(4,045)
Borrowings Outstanding (d)	87,759	95,835	101,297	108,066	108,554
Total Equity	39,926	36,474	38,588	35,463	37,918

Current Value Basis	2007	2006	2005	2004	2003
Net Income	900	640	402	484	2,896
of which current value adjustment	222	(446)	(273)	(513)	394
Net Return on Average Earning Assets	0.72	0.49	0.28	0.33	1.90
Return on Equity	2.53	1.86	1.17	1.44	9.41
Equity-to-Loans Ratio	34.47	32.44	30.83	29.07	26.36
Unrestricted Cash and Liquid Investments	22,214	24,888	26,395	31,126	26,620
Loans Outstanding	98,516	103,885	107,549	112,608	122,593
Borrowings Outstanding(d)	89,484	95,258	105,691	109,675	116,695
Total Equity	38,613	37,590	36,943	36,421	35,675

(a)	Effective FY 2005 commitments include guarantee commitments and guarantee facilities.
(b)	Amounts include transactions with IFC and capitalized front-end fees.
(c)	Before the effects of Board of Governors-approved transfers and FAS 133 as amended.
(d)	Borrowings outstanding, excluding derivatives, net of premium/discount.

2. BASIS OF REPORTING

Financial Statement Reporting

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and referred to in this document as the “reported basis.”

Under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, IBRD has marked all derivative instruments, as defined by this standard, to fair value, with changes in fair value being recognized immediately in earnings. This standard allows hedge accounting for qualifying hedging relationships, if certain criteria are met. While IBRD believes that its hedging strategies achieve its objectives, the application of these criteria to IBRD’s derivative portfolio would not appropriately reflect its risk management strategies. Therefore, IBRD has elected not to define any qualifying hedging relationships and, as a result, all changes in the fair value of the derivative instruments are recognized immediately in earnings. In addition, effective July 1, 2006, IBRD early adopted Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments which amends certain provisions of Statement of Financial Accounting Standards No. 133. As a result, IBRD also recognizes at fair value, all qualifying hybrid debt instruments that would otherwise be bifurcated and valued separately.

In this document, the above Statement of Financial Accounting Standards No. 133 as amended by subsequent standards are together referred to as “FAS 133 as amended.”

Management Reporting

In implementing its risk management (interest rate and currency risk) and funding strategies, IBRD makes extensive use of derivatives. In addition, IBRD uses derivative instruments for asset/ liability management of individual positions and portfolios.

IBRD’s funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. Because of the extent of IBRD’s long-dated funding, the reported volatility under FAS 133 as amended may be more pronounced than for many other financial institutions. The effects of applying FAS 133 as amended may significantly affect reported results in each accounting period, depending on changes in market rates. However, IBRD believes that its funding and asset/liability management strategies accomplish its objectives of protection from market risk and provision of lower cost funding, and that a current value basis provides more meaningful information for risk management and management reporting.

IBRD believes that a current value presentation reflects the economic value of all of its financial instruments. The current value model is based on the present value of expected cash flows. The model incorporates available market data in determining the cash flow and discount rates for each instrument. The current value financial statements are non U.S. GAAP measures and do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

Box 2: Hedging Strategy and Use of Derivatives

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. As a matter of policy, IBRD mitigates interest rate and foreign exchange risks in its financing operations by entering into derivative transactions to reduce any mismatches between the interest rate position/currency composition of its liabilities and the assets funded by these liabilities. This approach insulates IBRD’s balance sheet from material interest rate or currency exposure. A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133 as amended. Accordingly, IBRD has elected not to define any qualifying hedging relationships, though IBRD’s policies and hedging strategy achieve its risk minimization objectives.

IBRD’s application of FAS 133 as amended, accounts for all derivatives and certain debt instruments, at fair value, with changes in the fair value being recognized in earnings. IBRD’s portfolio of derivatives that convert long-dated fixed-rate borrowings into floating rate obligations are financially equivalent to fixed non-U.S. dollar rate assets. In general, the reported values of these derivatives will decline when market interest rates increase and vice versa. Although these derivatives economically offset other financial positions on plain vanilla bonds and loans, those positions are generally not accounted for at fair value. Consequently, the reported values of plain vanilla bonds and loans are not affected by interest rate movements. Thus an asymmetry results in the reported financial statements when the values of economically offsetting transactions are reported on different bases.

Taking the above factors into account, IBRD believes that reported income does not capture the true economic income for IBRD. Accordingly, for management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which mark both the derivatives and the underlying liabilities and assets to current value. Furthermore, IBRD bases its annual allocation and distribution decisions on reported income less the associated adjustments for derivatives as defined by FAS 133 as amended and Board of Governors-approved transfers. IBRD does not utilize reported income for any management purposes. IBRD has consistently followed this approach from FY 2000, since the introduction of FAS 133, regardless of whether the effects of that standard or its amendments by subsequent standards, increased or decreased IBRD’s reported income in a given fiscal year.

Current Value Basis

The Condensed Current Value Balance Sheets in Table 1 present IBRD’s estimates of the economic value of its financial assets and liabilities, after considering market and credit risks. The current year’s Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis. The prior year’s Condensed Current Value Balance Sheet is presented, with a reconciliation to the reported basis, in Table 20 in Section 10.

IBRD’s Condensed Current Value Statement of Income is presented in Table 2. The “Adjustments to Current Value” column provides a reconciliation between net income on a reported basis and net income on a current value basis. The movement in unrealized mark-to-market gains from the investment portfolio of $24 million, and the reduction in the provision for losses on loans and guarantees of $405 million are reversed from the reported operating income, to arrive at $1,230 million in operating income on a current value basis before the effects of unrealized gains and losses. To arrive at net income on a current value basis, the Current Value adjustment of $222 million for market risk and the release in the provision for losses on loans and guarantees of $405 million reflecting credit risk are added while the $842 million effect of FAS 133 as amended is reversed. The prior year’s Condensed Current Value Statement of Income is presented, with a reconciliation to the reported basis, in Table 21 in Section 10.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 3.

Current Value Balance Sheets

Loan Portfolio

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management’s best estimates, taking into account market exchange rates and interest rates.

The current value also includes IBRD’s assessment of the appropriate credit risk, considering various factors including its history of payment receipts from borrowers. IBRD has always eventually collected all contractual principal and interest due on its loans. However, IBRD has suffered losses resulting from the difference between the discounted present value of payments for interest and charges, according to the loan’s contractual terms, and the actual timing of cash flows. To recognize the credit risk inherent in these and any other potential overdue payments, IBRD adjusts the value of its loans through its loan loss provision.

At June 30, 2007, the $711 million increase in IBRD’s loan portfolio from the reported basis to the current value basis as shown in Table 3 ($881 million—June 30, 2006) reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would currently originate a similar loan at the reporting date. The $170 million decrease in the current value adjustment from June 30, 2006 was primarily due to the decrease in the mark on euro and Japanese yen denominated loans, consistent with the increase in the reference market yield curves for the euro and Japanese yen during the year, partially offset by the increase in the mark on U.S dollar denominated loans. For the U.S. dollar reference market yield curves see Figure 11.

Investment Portfolio

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Borrowing Portfolio

The borrowing portfolio on a current value basis includes debt securities and associated financial derivatives, and represents the present value of expected cash flows on these instruments discounted by the cost at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowing portfolio includes current value adjustments for borrowings, payable for derivatives, receivable from derivatives and the reduction in other assets due to unamortized issuance costs.

Table 1: Condensed Current Value Balance Sheets at June 30, 2007 and 2006

In millions of U.S. dollars

	June 30, 2007				June 30, 2006
		Reversal of	Current	Current
	Reported	FAS 133	Value	Value	Current Value
	Basis	Effects	Adjustments	Basis	Basis

Due from Banks	$765			$765	$758
Investments	23,336			23,336	25,826
Loans Outstanding	97,805		$711	98,516	103,885
Less Accumulated Provision for
Loan Losses and Deferred
Loan Income	(2,372)			(2,372)	(2,783)
Receivable from Derivatives
Investments	7,138			7,138	7,525
Client Operations	4,778	$175	(175)	4,778	89
Borrowings	69,507	13	(13)	69,507	70,036
Other Assets/Liabilities	13	2	(2)	13	835
Other Assets	7,060		(299)	6,761	6,694
Total Assets	$208,030	$190	$222	$208,442	$212,865
Borrowings	$87,759	1,072	$653	$89,484	$95,258
Payable for Derivatives
Investments	7,527			7,527	7,960
Client Operations	4,776	174	(174)	4,776	84
Borrowings	62,850	(33)	33	62,850	65,819
Other Assets/Liabilities	38	(24)	24	38	1,014
Other Liabilities	5,154			5,154	5,140
Total Liabilities	168,104	1,189	536	169,829	175,275
Paid in Capital Stock	11,486			11,486	11,483
Retained Earnings and Other Equity	28,440	(999)	(314)	27,127	26,107
Total Equity	39,926	(999)	(314)	38,613	37,590
Total Liabilities and Equity	$208,030	$190	$222	$208,442	$212,865

At June 30, 2007, the $998 million increase in IBRD’s borrowing portfolio from the reported basis to the current value basis as shown in Table 3 ($1,076 million—June 30, 2006) reflects the average cost of the borrowing portfolio being higher than the rate at which IBRD could obtain funding at the reporting date. The $78 million decrease from June 30, 2006 in the current value adjustment was due primarily to the decrease in the mark on the euro and Japanese yen denominated debt consistent with the rise in the reference market yield curves for the euro and Japanese yen during the year. This was partially offset by the increase in the mark on U.S. dollar denominated debt. For the U.S. dollar reference market yield curves see Figure 11.

Table 2: Condensed Current Value Statements of Income for the years ended June 30, 2007 and 2006

In millions of U.S. dollars

	FY 2007			FY 2006
		Adjustments	Current Value	Current Value
		to Current	Comprehensive	Comprehensive
	Reported Basis	Value	Basis	Basis
Income from Loans	$5,467		$5,467	$4,864
Income from Investments, net	1,173	$(24)	1,149	1,053
Other Income	268		268	267
Total Income	6,908	(24)	6,884	6,184

Borrowing Expenses	4,416		4,416	3,941
Administrative Expenses including contributions to Special Programs	1,236		1,236	1,231
Release of Provision for Losses on Loans and Guarantees	(405)	405
Other Expenses	2		2
Total Expenses	5,249	405	5,654	5,172
Operating Income	1,659	(429)	1,230	1,012
Board of Governors-Approved Transfers	(957)		(957)	(650)
Current Value Adjustments		222	222	(446)
Release of Provision for Losses on Loans and Guarantees—Current Value		405	405	724
Net unrealized (losses) gains on non-trading derivatives and borrowings at fair value, per FAS 133 as amended (a)	(842)	842	—	—
Net (Loss) Income	$(140)	$1,040	$900	$640

(a)   Unrealized (losses) gains on derivatives in the investment trading portfolio are included in income from investments, net.

Table 3: Summary of Current Value Adjustments

In millions of U.S. dollars

	Balance Sheet Effects as of June 30,							Total Income Statement
	2007							Effect
						Less
				Other		Prior
				Asset/		Years’
	Loans	Borrowings		Liability	Total	Effects		FY 2007	FY 2006

Current Value Adjustments on Balance Sheet due to Interest Rates	$711	$(998)	(a)	$(27)	$314	$246	(b)	$(68)	$(588)
Unrealized Gains on Investments(c)								24	4
Currency Translation Adjustment(d)	892	(636)		10	266			266	138
Total Current Value Adjustments								$222	$(446)

(a)	Amount is net of the current value adjustments for derivatives, and unamortized issuance costs.
(b)	Includes $116 million representing a one-time cumulative effect of recording the adoption, on July 1, 2000, of the current value basis of accounting.
(c)	Unrealized gains on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.
(d)	The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Current Value Net Income for purposes of current value reporting.

Current Value Statements of Income

Income from Loans

Income from loans increased by $603 million during FY 2007 in comparison with FY 2006. The main reason for this increase was higher lending rates which contributed $794 million. This was partially offset by a $134 million reduction in income due to lower average loan balances outstanding.

Provision for Losses on Loans and Guarantees

During FY 2007, there was a $405 million release of provision for losses on loans and guarantees in comparison to a release of $724 million during FY 2006. The release of provision in each period reflects the combined impact of changes in the creditworthiness of the loan portfolio, changes in the volume and distribution of loans and guarantees outstanding, net of translation adjustments and the annual update of the expected default frequencies (probabilities of default to IBRD) and developments in the nonaccrual portfolio. The effect has been a decrease in net income of $319 million between the two fiscal years.

Income from Investments

During FY 2007, income from investments increased by $96 million due to higher average short-term interest rates, in comparison with FY 2006 (see Figure 10). IBRD holds primarily short-term U.S dollar fixed income investments with an average duration of less than three months.

Borrowing Expenses

Borrowing expenses increased by $475 million during FY 2007, in comparison with FY 2006. With approximately two-thirds of borrowings based on short-term U.S. dollar interest rates, the increase in U.S. dollar six-month LIBOR in FY 2007 (see Figure 10), resulted in higher borrowing expenses. This was partly offset by a reduction in the average portfolio size.

Gross Administrative Expenses (Including Contributions to Special Programs)

Gross Administrative expenses increased by $5 million during FY 2007 compared to FY 2006. The main reasons for this increase were costs related to contractual services and equipment and buildings which contributed $21 million. This was partially offset by $14 million decrease relating to pension and other postretirement benefits. (see Table 19).

Current Value Adjustments

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio in order to minimize the impact of any interest rate and currency exchange rate movements on its risk bearing capacity. Therefore, on a current value basis while there will be some mark-to-market effect on equity, such an impact will not significantly affect IBRD’s risk bearing capacity. Consistent with the positive duration of IBRD’s equity, in a rising interest rate environment, the current value adjustment due to interest rate changes, decreased net income in FY 2007 by $68 million (decrease of $588 million in FY 2006) as shown in Table 3.This decrease was more than offset by the favorable effect of $266 million ($138 million in FY 2006) due to the appreciation of the euro against the U.S. dollar. The overall effect on the Statement of Income was a positive $222 million in FY 2007 against a negative effect of $446 million in FY 2006.

Impact of changes due to interest rates

The current value effect on the Statement of Income of negative $68 million during FY 2007, was primarily due to the decrease in the current value mark on the loan portfolio of $170 million partially offset by the decrease in the current value mark on the borrowing portfolio of $78 million. These adjustments have been explained under the Current Value Balance Sheet Section. Similarly, during FY 2006, IBRD’s net income on a current value basis included a negative adjustment of $588 million, due to the decrease in the current value mark on the loan portfolio reflecting higher U.S. dollar reference market yield curve. These losses were partially offset by the decrease in the current value mark on the borrowing portfolio.

Impact of changes due to currency translation

The current value adjustment from currency translation adjustments of positive $266 million was primarily due to the appreciation of the euro (7%) offset by the depreciation of the Japanese yen (5.1%) against the U.S. dollar during FY 2007. Table 4 provides a breakdown of this adjustment by the loans and borrowing portfolios. The loan portfolio contributed $892 million towards this increase. The euro and the Japanese yen accounted for approximately 18% and 4% of the total loan portfolio, and 97% of total non-U.S. dollar denominated loans at June 30, 2007. The borrowing portfolio accounted for a negative $636 million. The euro and the Japanese yen accounted for approximately 13% and 3% of the total borrowing portfolio, and 96% of total non-U.S. dollar denominated borrowings at June 30, 2007.

Table 4: Impact of Currency Translation Adjustment

In millions of U.S. dollars

	2007	2006
Loans	$892	$347
Borrowings	(636)	(216)
Other Asset/Liability	10	7
Total	$266	$138

In comparison, during FY 2006 the impact of exchange rate changes on IBRD’s net assets resulted in a positive translation adjustment of $138 million due to the appreciation of the euro (3.8%) offset by the depreciation of the Japanese yen (5.5%) against the U.S. dollar.

Given IBRD’s risk management strategy, the stability of the current value equity-to-loans ratio is considered more significant than fluctuations in the net current value adjustments.

3. DEVELOPMENT ACTIVITIES

IBRD offers loans, related derivative products, and guarantees to its borrowing member countries to help meet their development needs. It also provides technical assistance and other advisory services to support poverty reduction in these countries.

Loans

From its establishment through June 30, 2007, IBRD had approved loans, net of cancellations, totaling $378,204 million to borrowers in 133 countries. A summary of cumulative lending is contained in Table 5.

At June 30, 2007, the total volume of outstanding loans was $97,805 million, $5,199 million lower than the $103,004 million of outstanding loans at June 30, 2006. This decrease was due primarily to negative net disbursements of $6,193 million, including $6,354 million of prepayments. Undisbursed balances at June 30, 2007 totaled $35,440 million, reflecting an increase of $502 million from June 30, 2006. This change was due to new commitments and positive currency translation adjustments, partially offset by cancellations and disbursements of loans.

Table 5: Lending Status at June 30, 2007 and 2006

In millions of U.S. dollars

	2007	2006
Cumulative Approvals(a)	$378,204	$367,002
Cumulative Repayments(b)	$248,646	$231,372

(a)  Net of cancellations

(b)       Multicurrency pool loan repayments are included at exchange rates in effect on the date of original disbursement. All other amounts are based on U.S. dollar equivalents at the time of repayment by borrowers.

During FY 2007, new loans, guarantee commitments and guarantee facilities to member countries were $12,829 million, ($14,135 million-FY 2006). During the five year period from FY 2003 to FY 2007, Latin America and the Caribbean region accounted for the largest share of commitments. Figure 1 presents the regional composition of commitments from FY 2003 to FY 2007.

Figure 1: Commitments including Guarantee Facilities by Region

Under IBRD’s Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, including participation in loans and callable guarantees may not exceed the statutory lending limit. At June 30, 2007, outstanding loans and callable guarantees (net of the accumulated provision for losses on loans and guarantees) totaled $96,040 million, equal to 44% of the statutory lending limit.

IBRD’s lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in Box 3. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

Box 3: Lending Operations Principles

(i)             IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

(ii)          IBRD’s loans are designed to promote the use of resources for productive purposes in its member countries. Investment projects financed by IBRD loans are required to meet IBRD’s standards for technical, economic, financial, institutional and environmental soundness. Specific provisions apply to development policy lending financed by IBRD loans, including the treatment of the macroeconomic framework, poverty and social impact, environment, forests and other natural resources.

(iii)       In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country’s economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

(iv)      IBRD must be satisfied that in the prevailing market conditions (taking into account the member’s overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. However, this does not preclude lending to members who may have access to international credit markets. It is the intention of IBRD to promote private investment, not to compete with it.

(v)         The use of loan proceeds is supervised. IBRD makes arrangements intended to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD’s satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency. In addition, under a pilot program approved by the Executive Directors in March 2005, IBRD considers the use of borrower country environmental and social safeguard systems in selected operations where these systems are assessed as being equivalent to IBRD’s systems and where the borrower’s implementation practices, track record, and capacity are considered acceptable to IBRD.

Lending Cycle

The process of identifying and appraising a project, and approving and disbursing a loan, often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters.

Generally, the appraisal of projects is carried out by IBRD’s operational staff (economists, engineers, financial analysts, and other sector and country specialists). With certain exceptions(a), each loan must be approved by IBRD’s Executive Directors.

Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During implementation of IBRD-supported operations, experienced IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. The Independent Evaluation Group, an IBRD unit whose director reports to the Executive Directors rather than to the President, evaluates the extent to which operations have met their major objectives.

Lending Instruments

IBRD lending generally falls into one of two categories: investment or development policy lending (previously referred to as adjustment lending). Investment lending is generally used to finance goods, works, and services in support of economic and social development projects in a broad range of sectors. In contrast, development policy lending is generally provided in exchange for commitments by borrowers to implement social, structural, and institutional reforms. The majority of IBRD loans are for investment projects or programs. Figure 2 shows the percentage of IBRD loans approved for development policy lending over the past seven years.

(a)         For Adaptable Program Loans (APLs), the Board approves all first-phase APLs and delegates to Management the approval of subsequent phases subject to agreed procedures. Learning and Innovation Loans are loans of $5 million or less approved by Management.

Figure 2: IBRD Lending Commitments

In FY 2007, new IBRD commitments for development policy lending accounted for 28% of total commitments (35%–FY 2006; 31%–FY 2005).

Contractual Terms of Loans

Contractual Terms of Currently Available Products

IBRD currently offers a product mix that is intended to provide borrowers with the flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capacity. As of June 30, 2007, IBRD offers the following two basic types of loan terms, each denominated in the currency or currencies chosen by the borrower provided it is a currency in which IBRD can efficiently intermediate: variable-spread loans, and fixed-spread loans. Variable-spread loans, which were introduced in FY 1993, have a variable spread over LIBOR that is adjusted every six months. Fixed-spread loans, which were introduced in FY 2000, have a fixed spread over LIBOR that is fixed for the life of the loan.

Borrowers selecting the fixed-spread loan product may, for a fee, change the currency or interest rate basis over the life of the loan. For example, borrowers have the option to fix, unfix, or re-fix the interest rate at market rates on all or a part of the disbursed amounts for up to the remaining maturity of the loan.

The transaction fees for changing the currency or interest rate basis of fixed-spread loans were revised during FY 2006. On undisbursed loans, the fee (based on percentage of principal amount converted) for currency conversion is an up-front charge of 0.125% of the principal to be converted. On disbursed loans, the fee for currency conversion is an annual charge of 0.02% of the amount converted. Interest rate conversion carries no transaction fee.

Table 6 summarizes the contractual terms for these types of loans.

Table 6: Contractual Terms of Currently Available Products

Basis Points

	Variable Spread	Fixed Spread Loans	Special Development
	Loans (VSL)	(FSL)	Policy Loans
Reference Market Rate	Six month LIBOR	Six month LIBOR	Six month LIBOR
Spread
Contractual Lending Spread	75 (new loans)	75	400
50 (old loans)
Market Risk Premium	—	5(a)	—
Funding Cost Margin	Weighted average	Projected funding	—
	spread to LIBOR of	spread to LIBOR
debt allocated to
VSLs
Charges
Commitment charge on undisbursed balances	75	85(b)	75
Front-end fee on effective loans	100 (new loans)	100	100
0 (old loans)
Eligible for Waivers(c)
Interest	Yes	Yes	No
Commitment	Yes	Yes	No
Front-end fee	Yes	Yes	No
Final Maturity	15-20 years	15-25 years	5 years
Grace period	3-5 years	3-8 years	3 years

(a)	The market risk premium compensates IBRD for additional funding risk associated with this product.
(b)

The commitment charge is 85 basis points for the first four years and 75 basis points thereafter for loans signed on or before July 19, 2006 to compensate IBRD for additional funding and refinancing risk associated with this product. All loans which are signed on or after July 20, 2006 will have a flat commitment charge of 75 basis points.

(c)	Waivers of a portion of charges and interest are determined annually, see Table 7 for details.

Repayment terms for fixed-spread loans are more flexible than for variable-spread loans, subject to certain constraints on the average repayment maturity and final maturity on a country basis. Within these constraints, borrowers have flexibility to configure grace periods and maturity profiles in a manner consistent with the purpose of the loan. Repayment profiles may be level repayment of principal, an annuity type schedule, a single lump-sum repayment, or a customized schedule. Repayment profiles cannot be changed after a loan is signed.

At June 30, 2007, 78% (71%—June 30, 2006) of loans outstanding were made on currently available terms.

Local Currency Lending

IBRD offers its borrowers products to convert or swap their IBRD loans into their domestic currencies to reduce their foreign currency exposure with respect to projects or programs that do not generate foreign currency revenues. These local currency loans have Fixed Spread Loan terms. The balance of such loans outstanding at June 30, 2007 was $49 million.

As part of the initiative taken during FY 2005 by the Executive Directors to increase the usability of local currency paid-in capital, IBRD entered into a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. Under this agreement, IBRD would lend local currencies of its member countries, funded from paid-in capital, to IFC. These currencies would subsequently be used by IFC to finance projects in those member countries. Loan commitments under this facility are subject to consents of the respective IBRD member countries whose currency is involved. At June 30, 2007, loans outstanding equivalent to $50 million had been made under this facility.

Loans with a Deferred Drawdown Option

A Deferred Drawdown Option (DDO) for use with IBRD development policy loans gives IBRD borrowers the option of deferring the loan’s disbursement for up to three years. Loans with a DDO are subject to a commitment fee of 100 basis points, which is 25 basis points higher than that for standard IBRD loans. Also, the front-end fee which is normally payable at the time a loan becomes effective, is only payable for a DDO loan at the time it is disbursed.

Waivers

Waivers of a portion of charges and interest owed by all eligible borrowers are determined annually and have been in effect since FY 1992. Eligibility for the partial waiver of interest is limited to borrowers that have made full payments of principal, interest and other charges within 30 calendar days of the due dates during the preceding six months, on all their loans. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect since FY 1990. All borrowers receive the commitment charge waiver on their eligible loans. Table 7 presents a breakdown of IBRD’s loan charge waivers. Further details are provided in the Notes to Financial Statements-Note D-Loans and Guarantees.

Table 7: Loan Charge Waivers

Basis points

	Interest Period
	Commencing
	FY 2007	FY 2006
Commitment charge waivers	50	50
Interest waivers(a)
Old loans	5	5
New loans	25	25
Average eligibility	99.6%	99.5%
Front-end fee waivers	100	75

(a)         On loans to eligible borrowers.

Related Derivative Products

Derivatives for Client Operations

Along with the approval of the introduction of the fixed-spread loan product with its various risk management features such as rate fixing and currency conversion, IBRD also offers derivative products to borrowers and non-affiliated organizations.

Borrowers: These products respond to borrowers’ needs for access to better risk management tools in connection with existing IBRD loans. These derivative products include currency and interest rate swaps, and interest rate caps and collars. IBRD will pass through its market cost of the instrument to the borrower, and will charge a transaction fee comparable to the fee charged on the fixed-spread loan conversion features. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or in individually negotiated transactions.

Non-affiliated Organizations: IBRD has executed a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), a AAA-rated non-affiliated organization. During the fiscal year ended June 30, 2007, several transactions were executed between IBRD and IFFIm under this arrangement. Concurrently IBRD entered into offsetting transactions with market counterparties. In addition, during the fiscal year ended June 30, 2007, IBRD facilitated access to the financial markets for the Caribbean Catastrophe Risk Insurance Facility (CCRIF), a non-affiliated organization, by entering into a one year earthquake and weather derivative contract. As in the case of IFFIm, IBRD entered into an offsetting transaction with a market counterparty. IBRD has applied all its normal commercial credit risk policies to these transactions. Further details on derivatives for clients are provided in the Notes to Financial Statements-Note D-Loans and Guarantees, and Note O-Derivatives for Client Operations.

Contractual Terms of Previously Available Products

In previous years, IBRD offered loans with a variety of other contractual terms including: multicurrency pool loans and fixed-rate single currency loans.

Table 8 summarizes the contractual terms for variable-rate multicurrency and single-currency pool loans, and fixed-rate single-currency loans.

In 1980, IBRD established the currency pool system, funded primarily with fixed rate medium-to-long term borrowings. In 1982, IBRD mitigated its interest rate risk by moving from offering a fixed rate to a variable rate on these loans.

The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors, and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro. The lending rate formulation for loans with single currency pool terms is the same as that for multicurrency pool loans. Single-currency pool loans are held in U.S. dollars, Japanese yen, and euro.

The variable rate multi-currency pool and variable rate U.S. dollar pool lending rates were revised in FY 2006 to composite LIBOR + 100 basis points or the fixed rate equivalent thereof (at the borrower’s choice) for borrowers that agree to certain amendments to their loan agreements. This revision was required to adjust the pool lending rates, which are rising above market rates as these products are phased out, in a manner that was not envisioned at the time that borrowers signed their loan agreements. These modified loan terms were offered from July 2006 and applied on interest rate reset dates that occurred on or after January 1, 2007. At June 30, 2007, 7% of the outstanding balance of variable rate multi-currency pool and variable rate U.S. dollar had been so modified.

Table 8: Contractual Terms of Previously Available Products

Basis Points

	Variable rate multicurrency	Variable rate single	Fixed rate single
	pool loans	currency pool loans(a)	currency Loans(b)
	(1982-2001)	(1996-1998)	(1995-1999)
	Weighted average cost of	Weighted average
Cost Base	allocated debt	cost of allocated debt	LIBOR
Spread
Contractual Lending Spread	75 (new loans)(c)	50(c)	75 (new loans)
	50 (old loans)		50 (old loans)
Market Risk Premium	—	—	0-10
Funding Cost Margin	—	—	IBRD’s funding
spread to LIBOR
Charges
Commitment charge on undisbursed balances	75	75	75
Front-end fee on effective loans	100 (new loans)	—	100 (new loans)
	0 (old loans)	—	0 (old loans)
Eligible for Waivers(d)
Interest	Yes	Yes	Yes
Commitment	Yes	Yes	Yes
Final Maturity	15-20 years	based on original loan agreement	12-20 years
Grace period	3-5 years	based on original loan agreement	3 years

(a)	Converted from variable-rate multicurrency pool loans.
(b)	Cost base and spread are fixed on rate-fixing date for amounts disbursed during the preceding six months.
(c)	The modified loan terms offered are composite LIBOR + 100 basis points or fixed rate equivalent thereof.
(d)	Waivers of a portion of charges and interest are determined annually, see Table 7 for details.

Figure 3: Loan Portfolio by Loan Product

In millions of U.S.dollars

(a).         Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.

(b).         Includes loans issued prior to 1980, loans to IFC, and fixed-rate multicurrency pool loans.

(c).          Includes loans with non-standard terms.

*              Indicates amounts less than 0.5%.

Any fixed-rate multicurrency pool loans that were converted to single currency pools continued to carry their fixed rate.

Fixed-rate single currency loans carry lending rates fixed on semi-annual rate fixing dates for amounts disbursed during the preceding six months. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at the rate applicable to variable-spread loans.

At June 30, 2007, 22% (29%—June 30, 2006) of loans outstanding carried these previously available contractual terms.

Figure 3 presents a breakdown of IBRD’s loan portfolio by loan product. For more information, see the Notes to Financial Statements-Note D-Loans and Guarantees.

Guarantees

IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD. These guarantees can also be offered on securities issued by entities eligible for IBRD loans, and in exceptional cases offered in countries only eligible to borrow from IDA. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans.

IBRD guarantees can be customized to suit varying country and project circumstances, and may be provided directly or via facilities. They can be targeted to mitigate specific risks or generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage.

Each guarantee requires the counter-guarantee of the member government. IBRD prices guarantees consistent with the way it prices its loans.

IBRD generally provides the following types of guarantees:

Partial risk guarantees: These cover debt-service defaults on a loan that result from non-performance of government obligations.

Partial credit guarantees: These are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loans to the government or its agencies.

Policy-based guarantees: When partial credit guarantees are used in support of agreed structural, institutional and social policies and reforms, they are considered policy-based guarantees. Eligibility for IBRD development policy lending is a necessary condition for eligibility for policy-based guarantees.

Enclave guarantees: These partial risk guarantees are offered in exceptional cases for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. Fees charged for enclave guarantees are higher than those charged for non-enclave guarantees. The annual commitment of enclave guarantees is limited to an aggregate guaranteed amount of $300 million. As of June 30, 2007 commitments made under enclave guarantees were $30 million.

IBRD’s exposure at June 30, 2007 on its guarantees (measured by discounting each guaranteed amount from its first call date) is detailed in Table 9. For additional information see the Notes to Financial Statements-Note D-Loans and Guarantees.

Table 9: Guarantee Exposure

In millions of U.S. dollars	FY 2007	FY 2006	FY 2005
Partial risk	$270	$248	$413
Partial credit	538	523	523
Policy based	79	154	156
Total	$887	$925	$1,092

Other Activities

Consultation: In addition to its financial operations, IBRD provides technical assistance to its member countries, both in connection with, and independently of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

Research and Training: To assist its developing member countries, IBRD-through the World Bank Institute and its partners-provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

Trust Fund Administration: IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements-Note J-Management of External Funds.

Investment Management: IBRD offers investment management services to several types of external institutions, including central banks of member countries. One objective of providing the services to central banks is to assist them in developing portfolio management skills. These managed funds are not included in the assets of IBRD. See the Notes to Financial Statements-Note J-Management of External Funds.

4. LIQUIDITY MANAGEMENT

IBRD’s liquid assets are held principally in highly-rated fixed income securities. These securities include obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, currency and interest rate swaps (including currency forward contracts), asset-backed (including mortgage-backed) securities, and futures, options and swaptions contracts.

Liquidity risk arises in the general funding of IBRD’s activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments.

As one component of liquidity management, IBRD maintained a $1 billion line of credit as of June 30, 2007, with an independent financial institution. The terms of this facility provided for a usage fee on any outstanding balance at the rate of 0.15% per annum and fluctuating interest per annum on the overnight borrowings calculated at 200 basis points above the Federal Funds Rate. This facility was used to cover any overnight overdrafts that may have occurred due to failed trades. In addition, an intra-day overdraft facility of $1 billion used for covering daily trade activities was maintained by IBRD as of June 30, 2007 with another independent financial institution. The terms of this facility provided for a basic annual overdraft usage fee of $325,000 and a daily overnight borrowing fee calculated at the rate of 12.5 basis points per annum above the provider’s monthly average daily effective Federal Funds Rate. Both these facilities were jointly held with the International Development Association (IDA) and the Multilateral Investment Guarantee Agency (MIGA) which are affiliated organizations. For further details about these facilities, see the Notes to Financial Statements-Note E-Borrowings.

The primary objective for IBRD in the management of liquid assets is to protect the principal amount of these investments. In addition, IBRD seeks to achieve a reasonable return on the liquid asset portfolio using prudent asset and risk management techniques. The General Investment Authorization for IBRD approved by the Executive Directors provides the basic authority under which the liquid assets of IBRD can be invested. Further, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the Chief Financial Officer and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules including providing criteria for eligible instruments for investment, establishing risk parameters relative to benchmarks, such as an overall stop-loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as establishing clear lines of responsibility for risk monitoring and compliance.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum in order to safeguard against cash flow interruptions. That minimum is equal to the highest consecutive six months of expected debt service obligations plus one-half of approved net loan disbursements (if positive) as projected for the relevant fiscal year. The FY 2008 prudential minimum liquidity level has been set at $16 billion, an increase of $0.5 billion from that set for FY 2007. In general, the size of the liquid asset portfolio should not exceed 150% of the prudential minimum liquidity level. From time to time, IBRD may however hold liquid assets over the specified maximum level to provide flexibility in timing its borrowing transactions and to meet working capital needs.

Liquid assets may be held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles and performance benchmarks.

The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year. Investment of up to 20% of the stable portfolio may be contracted out to external managers. Separate investment guidelines which conform to IBRD’s overall Investment Guidelines are provided to each external manager.

The operational portfolio provides working capital for IBRD’s day-to-day cash flow requirements.

The discretionary portfolio, when used, provides flexibility for the execution of IBRD’s borrowing program and can be used to take advantage of attractive market opportunities.

Figure 4 represents IBRD’s liquid asset portfolio size and structure at the end of FY 2007 and FY 2006, excluding investment assets associated with certain other postemployment benefits. At the end of FY 2007, the aggregate size of the IBRD liquid asset portfolio was $21,958 million, reflecting a decrease of $2,697 million from FY 2006. Of this amount, $1,519 million ($1,443 million in FY 2006) in the stable portfolio was managed by external firms. IBRD’s liquid asset portfolio is largely composed of assets denominated in U.S. dollars with net exposure to short-term interest rates. The debt funding these liquid assets also shares similar currency and duration profiles. This is a direct consequence of IBRD’s exchange rate and interest rate risk management policies (see Section
6-Financial Risk Management), combined with appropriate investment benchmarks. In addition to monitoring gross investment returns compared to their benchmarks, IBRD also monitors overall investment earnings net of funding costs (see Section 8-Results of Operations).

Figure 4: Liquid Asset Portfolio Composition

In millions of U.S. dollars

Table 10: Liquid Asset Portfolio Returns and Average Balances

	Average Balances		Financial Return (%)
In millions of U.S. dollars	FY 2007	FY 2006	FY 2007	FY 2006

IBRD Overall Portfolio	$22,256	$26,008	5.24	4.04
Stable	15,939	18,368	5.39	4.24
Operational	3,190	6,724	4.35	3.40
Discretionary	3,127	916	5.34	4.68

The returns and average balances of the liquid asset portfolio in FY 2007 compared to FY 2006 are presented in Table 10. These returns exclude investment assets funding certain other postemployment benefits.

The higher returns in FY 2007 are due primarily to the higher average short-term interest rate environment in FY 2007 as compared to FY 2006, as shown in Figure 10.

IBRD enters into derivative transactions to manage its investment portfolio. The main purposes of these derivative instruments are to enhance the return, and manage the overall duration, of the portfolio.

Contractual Obligations

In the normal course of business, IBRD enters into various contractual obligations that may require future cash payments. Table 11 summarizes IBRD’s significant contractual cash obligations, by remaining maturity, at June 30, 2007. Debt includes all borrowings excluding derivatives, but does not include any adjustment for unamortized premiums, discounts or effects of applying FAS 133 as amended (additional information can be found in the Notes to Financial Statements-Note E- Borrowings). Operating lease expenditures primarily represent future cash payments for real estate-related obligations and equipment. Other long-term liabilities include accrued liabilities for staff compensation and benefits. Operating leases, contractual purchases and capital expenditures, and other long term obligations include amounts which will be shared with IDA, IFC and MIGA in accordance with individual cost sharing agreements (additional information can be found in the Notes to Financial Statements-Note I-Administrative Expenses, Contributions to Special Programs, and Other Income).

Excluded from Table 11 are a number of obligations to be settled in cash. These obligations are presented in IBRD’s balance sheet and include undisbursed loans; short-term borrowings; payable for currency and interest rate swaps; payable for investment securities purchased, and payable for transfers approved by the Board of Governors.

Table 11: Contractual Cash Obligations

	Payments due by period
		Less than 1			Morethan
In millions of U.S. dollars	Total	year	1-3 years	3-5 years	5 years
Debt-principal only	$89,977	$22,853	$26,346	$3,837	$36,941
Operating leases	418	41	66	33	278
Contractual purchases and capital expenditures	32	31	1	—	—
Other long-term liabilities	441	80	64	57	240
Total	$90,868	$23,005	$26,477	$3,927	$37,459

5. FUNDING RESOURCES

Equity

Total shareholders’ equity, as reported in IBRD’s balance sheet at June 30, 2007, was $39,926 million compared to $36,474 million at June 30, 2006. The increase from FY 2006 primarily reflects the adjustment to beginning retained earnings of $3,189 million for the cumulative effect of adopting FAS 155.

IBRD’s equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD’s equity capital is judged on the basis of its ability to generate future net income sufficient to absorb potential risks and support normal loan growth, without reliance on additional shareholder capital.

For management purposes, IBRD closely monitors equity as defined and utilized in the equity-to-loans ratio. Table 12 presents the composition of this measure at June 30, 2007 and 2006, respectively.

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses a stress test as a measure of income-generating capacity and an input to the assessment of capital adequacy. See discussion in Section 6, Financial Risk Management- Managing Risk-Bearing Capacity.

As presented in Figure 5, IBRD’s equity-to-loans ratio increased during FY 2007, on both a reported basis (excluding cumulative translation adjustments associated with the FAS 133 adjustments) and a current value basis.

Figure 5: Equity-to-Loans Ratio

The increase in this ratio to 35.05% at June 30, 2007 from 32.96% at June 30, 2006 was due to the decrease in loans outstanding and present value of guarantees, net of relevant accumulated provisions and deferred loan income in FY 2007.

Capital

Shareholder support for IBRD is reflected in the capital backing it has received from its members. At June 30, 2007, the authorized capital of IBRD was $190,811 million, of which $189,801 million had been subscribed. Of the subscribed capital, $11,486 million had been paid-in and $178,315 million was callable. Of the paid-in capital, $9,277 million was available for lending and $2,208 million was not available for lending. The terms of payment of IBRD’s capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD’s Board of Governors are as follows:

Table 12: Equity Capital

In millions of U.S. dollars	June 30, 2007	June 30, 2006

Usable Capital
Paid-in Capital	$11,486	$11,483
Restricted Paid-in Capital	(2,448)	(2,460)
Net Payable for Maintenance of Value	236	102
Total Usable Capital	9,274	9,125

Special Reserve	293	293

General Reserve(a)	23,948	23,948

Cumulative Translation Adjustment(b)	239	(27)

Equity used in Equity-to-Loans Ratio(c)	$33,754	$33,339

Current Value Adjustments	(314)	(246)

Equity used in Equity-to-Loans Ratio—Current Value Basis	$33,440	$33,093

Loans Outstanding and Present Value of Guarantees, net of Relevant
Accumulated Provisions and Deferred Loan Income	$96,309	$101,140

Current Value Loans and Guarantees Outstanding, net of Accumulated
Provision for Losses on Loans and Guarantees and Deferred Loan
Income	$97,020	$102,021

Equity-to-Loans Ratio—Reported Basis [b]	35.05%	32.96%

Equity-to-Loans Ratio—Current Value Basis	34.47%	32.44%

(a).                        Transfers from FY 2007 net income has not been determined.

(b).                        Excluding cumulative translation amounts associated with the FAS 133 as amended adjustment.

(c).                         Before the effects of Board of Governors-approved transfers and FAS 133 as amended.

Paid-in Capital

(i)             $3,223 million of IBRD’s capital was initially paid in gold or U.S. dollars or was converted from the currency of the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

(ii)          $8,169 million of IBRD’s capital was paid in the national currencies of the subscribing members. Under the Articles this amount is subject to maintenance of value obligations and may be used for funding loans only with the consent of the member whose currency is involved, or used for administrative expenses without the need for consent of the member whose currency is involved. In addition, these national currencies may be used by IBRD following a decision by the Board of Executive Directors to invest or lend in that currency, or swap the national currency into another currency for investment or lending purposes, provided it has the consent of the member whose currency is involved. In accordance with such consents, $5,329 million of this amount was being used in IBRD’s lending and investment operations at June 30, 2007.

(iii)       $94 million of IBRD’s capital was converted to U.S. dollars from the currency of the subscribing members by providing U.S. dollar denominated nonnegotiable, non-interest bearing demand notes, encashable in the currency of the subscribing member. This amount may, under the terms of the note, be encashed for administrative expenses or, after all subscribed capital has been called, IBRD will have the right to encash the note to meet its obligations.

Callable Capital

(iv)      $151,841 million of IBRD’s capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

(v)         $26,474 million of IBRD’s capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD’s Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the national currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes. No call has ever been made on IBRD’s callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2007, $103,604 million (58.1%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee (DAC) of the Organization for Economic Cooperation and Development (OECD). This amount exceeded IBRD’s outstanding borrowings including swaps at June 30, 2007. Table 13 sets out the capital subscriptions of those countries and the callable amounts.

The United States is IBRD’s largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S. subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. For a further discussion of capital stock, restricted currencies, maintenance of value and membership refer to the Notes to Financial Statements-Note A-Summary of Significant Accounting and Related Policies and Note B-Capital Stock, Restricted Currencies, Maintenance of Value and Membership.

Table 13: Capital Subscriptions of DAC Members of OECD Countries

In millions of U.S. dollars

	Total Capital	Uncalled Portion
Member Country(a)	Subscription	of Subscription

United States	$31,965	$29,966
Japan	15,321	14,377
Germany	8,734	8,191
France	8,372	7,851
United Kingdom	8,372	7,832
Canada	5,404	5,069
Italy	5,404	5,069
Netherlands	4,283	4,018
Belgium	3,496	3,281
Spain	3,377	3,171
Switzerland	3,210	3,012
Australia	2,951	2,770
Sweden	1,806	1,696
Denmark	1,623	1,525
Austria	1,335	1,254
Norway	1,204	1,132
Finland	1,033	971
New Zealand	873	821
Portugal	659	620
Ireland	636	599
Greece	203	189
Luxembourg	199	190
Total	$110,460	$103,604

(a)               See details regarding the capital subscriptions of all members of IBRD at June 30, 2007 in Financial Statements-Statement of Subscriptions to Capital Stock and Voting Power.

Borrowings

Source of Funding

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors around the world, both through global offerings and by way of bond issues designed to meet the needs of specific markets or types of investors. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

Medium- and long-term funding raised excluding derivatives by currency for FY 2007, as compared to FY 2006, is shown in
Figure 6.

Funding Operations

In FY 2007, medium- and long-term debt raised directly in financial markets by IBRD amounted to $10,712 million compared to $10,233 million in FY 2006. Table 14 summarizes IBRD’s funding operations for FY 2007 and FY2006.

Table 14: Funding Operations Indicators

	FY 2007	FY 2006
Total Medium- and Long-term
Borrowings (USD million)	$10,712	$10,233
Average Maturity(a) (years)	3.9	3.7
Number of Transactions	348	259
Number of Currencies	11	11

(a.)    Average maturity to first call date.

Funding raised in any given year is used for IBRD’s general operations, including loan disbursements, refinancing of maturing debt and prefunding of future lending activities. Funding opportunities in FY 2007 and FY 2006 remained relatively stable in terms of instruments, and IBRD followed a strategy of selective bond issuance, combining issues targeted to retail investors with private placements and public issues placed with large institutional investors. All proceeds from new funding are initially invested in the liquid asset portfolio until they are required for IBRD’s operations. Debt is allocated on a periodic basis to the different debt pools funding loans as necessary, in accordance with operating guidelines.

IBRD strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or to meet other operational needs. In response to market conditions, during FY 2007, IBRD repurchased or called $3,740 million of its outstanding borrowings ($3,918 million during FY 2006).

Use of Derivatives

All new funding is initially swapped into floating-rate U.S. dollars, with conversion to other currencies or fixed-rate funding being carried out subsequently in accordance with loan funding requirements. Figures 7a and 7b illustrate the effect of derivatives on both the interest rate structure and currency composition of the borrowing portfolio at June 30, 2007. Interest rate and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans. IBRD does not enter into derivatives for speculative purposes in the borrowing portfolio.

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements- Note E-Borrowings.

6. FINANCIAL RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operational risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

Governance Structure

The risk management governance structure includes a Risk Management Unit supporting Senior Management in their oversight function, particularly in the co-ordination of different aspects of risk management, and in connection with risks that cut across functional areas.

For financial risk management, there is a Finance Committee chaired by the Chief Financial Officer. The Finance Committee makes recommendations and, where appropriate to the topic, takes decisions in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. Three subcommittees that report to the Finance Committee are the Market Risk and Currency Management Subcommittee, the Credit Risk Subcommittee and the Financial Instruments Subcommittee.

The Market Risk and Currency Management Subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include reviewing and endorsing guidelines for limiting balance sheet and market risks, the use of derivative instruments, investing activities, and monitoring matches between assets and their funding. The Credit Risk Subcommittee monitors the measurement and reporting of country credit risk and reviews the impact on the provision for losses on loans and guarantees of any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and nonaccrual portfolios. The Financial Instruments Subcommittee reviews the financial, organizational and implementational issues of new products offered to IBRD borrowers.

Country credit risk, the primary risk faced by IBRD, is identified, measured and monitored by the Credit Risk Department, led by the Chief Credit Officer who reports to the Chief Financial Officer. This unit is independent from IBRD’s business units. Moreover, in order to further protect the independence of the unit, individual country credit risk ratings are not shared with the Executive Directors and are not made public. In addition to continuously reviewing the creditworthiness of IBRD borrowers, this department is responsible for assessing loan portfolio risk, determining the adequacy of provisions for losses on loans and guarantees, and monitoring borrowers that are vulnerable to crises in the near term.

Market risks, liquidity risks and counterparty credit risks in IBRD’s financial operations are identified, measured and monitored by the Corporate Finance Department, which also reports to the Chief Financial Officer and is independent from the business units responsible for managing these risks. The Corporate Finance Department works with IBRD’s financial managers, who are responsible for the day-to-day management of these risks, to establish and document processes that facilitate, control and monitor risk. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Finance Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the Committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowing portfolios.

The primary responsibility for the management of operational risk in IBRD’s financial operations resides with each of IBRD’s managers. These individuals are responsible for identifying operational risks and establishing, maintaining and monitoring appropriate internal controls in their respective areas using an operational risk management framework.

This framework requires each business unit to document operational risks and controls, assess the likelihood and impact of operational risks and evaluate the design and operating effectiveness of existing controls using guidelines established by IBRD. An independent operational risk control unit supports this process by undertaking periodic reviews, performing quality assurance testing and reporting exceptions.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, operational and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD’s risk profiles and performance, as well as any significant developments in risk management policies and controls.

Managing Risk-Bearing Capacity

The risk bearing capacity of IBRD is the adequacy of its capital to absorb credit shocks and still be able to lend for development purposes without the need for additional shareholder support. The Board of Executive Directors assesses IBRD’s risk-bearing capacity based on a variety of metrics, including a framework of stress testing and simpler measures such as the equity-to-loans ratio, to assess capital adequacy.

The risk that a significant portion of its loan portfolio may go into extended arrears is the most significant risk faced by IBRD, and almost all of IBRD’s equity capital is held against this risk. Credit risk is measured in terms of both probable and unexpected losses from protracted payments arrears. Probable losses are covered by IBRD’s accumulated provision for losses on loans and guarantees, and unexpected losses are covered by income-generating capacity and equity.

The framework of stress testing provides a basis for evaluating whether IBRD has sufficient financial capacity to be able to (i) absorb the income loss due to a credit shock, and (ii) generate sufficient income to support loan growth in the following years. The first requirement on the degree of shock absorption is designed to reduce the probability of having to rely on additional shareholder support (in terms of additional paid-in capital or a call on callable capital). This is intended both to protect shareholders and to support IBRD’s credit standing, which reduces borrowing costs and correspondingly, lending rates for borrowers. The second requirement on loan growth reflects the view that as a development institution, IBRD needs to play a positive role in a crisis by maintaining the capacity to continue lending to assist recovery in borrowing member countries. One of the credit shock events used in the stress testing framework is an estimate of the amount of the loan portfolio that could enter nonaccrual status (payment arrears in excess of six months) in the next three years at an appropriate confidence level.

IBRD’s equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. One of IBRD’s financial risk management objectives is to seek to protect the equity-to-loans ratio from movements arising from market risks.

The sensitivity of IBRD’s operating income to interest rate movements arises primarily from the sensitivity of the “contribution of equity” (the income earned from that portion of IBRD’s assets funded with equity rather than with debt).The sensitivity of IBRD’s operating income to changes in market interest rates has been increasing as borrowers have chosen to borrow from IBRD primarily on floating rate terms since the introduction of LIBOR-based loans. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, the equity-to-loans ratio is also protected from exchange rate movements.

As presented in Figure 5 in Section 5, Funding Resources, IBRD’s equity-to-loans ratio on both the current value and reported basis has been on an upward trend.

Credit Risk

Country Credit Risk

Country credit risk is the risk of loss due to a country not meeting its contractual obligations. IBRD’s Credit Risk Department continuously reviews the credit risk of its borrowing member countries. These reviews are taken into account in determining IBRD’s overall country programs and lending operations, used to estimate the appropriate level of provisions for losses on loans and guarantees, and used to assess the adequacy of IBRD’s income-generating capacity and risk-bearing capital. In keeping with standard practice, probable losses inherent in the portfolio due to country credit risk are covered by the accumulated provision for losses on loans and guarantees, while unexpected losses due to country credit risk are covered by income-generating capacity and risk-bearing capital.

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed, in part, through an exposure limit for loans outstanding plus the present value of guarantees to a single borrowing country. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the Single Borrower Limit. The Equitable Access Limit is equal to 10% of IBRD’s subscribed capital, reserves and unallocated surplus. The Single Borrower Limit is established by assessing its impact on the overall portfolio risk relative to risk-bearing capacity, as measured by the level of usable equity. The Single Borrower Limit is determined by the Executive Directors each year at the time they consider the adequacy of IBRD’s reserves and the allocation of its net income from the preceding fiscal year. For FY 2007, the Single Borrower Limit was $14.5 billion and the Equitable Access Limit at June 30, 2007 was $21.7 billion. As depicted in Figure 8, IBRD’s largest exposure (including the present value of guarantees) to a single borrowing country was $11.6 billion at June 30, 2007

Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Under certain circumstances, IBRD would be able to continue to lend to a borrower that was reaching the single borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement would need to be approved in advance by IBRD’s Executive Directors. As of June 30, 2007 IBRD had entered into one such arrangement with China. As of this date, China had not reached the single borrower exposure limit and therefore, activation of this arrangement was not required.

Overdue and Non-performing Loans

When a borrower fails to make payment on any principal, interest or other charges due to IBRD, IBRD has an option to suspend disbursements immediately on all loans. IBRD’s current policy however, is to exercise this option through a graduated approach as summarized in Box 4. These policies also apply to those member countries who are eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue. For borrowers with IBRD loans who become overdue in their debt service payments on IDA credits, IBRD also applies the treatment described in Box 4.

Box 4: Treatment of Overdue Payments

Overdue by 30 days

Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board of Executive Directors for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time.

Overdue by 45 days

In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved.

Overdue by 60 days

In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to or guaranteed by the member country are suspended until all overdue amounts have been paid. This policy applies even when the borrower is not the member country.

Overdue by more than six months

All loans made to or guaranteed by a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income of the current period. To the extent that these payments are received, they are included in income.

At the time of arrears clearance, a decision is made on the restoration of accrual status on a case by case basis; in certain cases that decision may be deferred until after a suitable period of payment performance has passed.

See Notes to Financial Statements-Note D-Loans and Guarantees for a summary of countries with loans or guarantees in nonaccrual status at June 30, 2007.

Accumulated Provision for Losses on Loans and Guarantees

IBRD maintains an accumulated provision for losses on loans and guarantees to recognize the probable losses inherent in both the accrual and nonaccrual portfolios. The methodology for determining the accumulated provision for losses on loans and guarantees is discussed in Section 7, Critical Accounting Policies.

IBRD’s provision for losses on loans and guarantees covers probable credit losses from protracted arrears. The Credit Risk Subcommittee reviews the allowance for losses on loans and guarantees at least quarterly and, if necessary, adjustments are made to the provision. In addition, the Audit Committee is apprised by management at least twice a year on the accumulated provision for losses on loans and guarantees.

The accumulated provision for losses on both the accrual and nonaccrual loan portfolio decreased by $364 million (Table 15). This decrease comprises a release of provision for losses on loans (excluding guarantees) of $404 million and a positive translation adjustment of $40 million during FY 2007. The decrease was primarily due to the combined impact of changes in the creditworthiness of the loan portfolio, changes in the volume and distribution of loans and guarantees outstanding and the annual update of the expected default frequencies (probability of default to IBRD) and developments in the nonaccrual portfolio.

Table 15: Accumulated Provision for Losses on Loans by Portfolio as a Percentage of Total Loans Outstanding

In millions of U.S. dollars

	2007			2006
			Accumulated			Accumulated
			Provision as a			Provision as a
	Loans	Accumulated	Percentage of Total	Loans	Accumulated	Percentage of Total
	outstanding	Provision	Loans Outstanding	outstanding	Provision	Loans Outstanding

Accrual Portfolio	$96,735	$1,085	1.1%	$101,966	$1,480	1.4%
Nonaccrual Portfolio	1,070	847	0.9%	1,038	816	0.8%

Total Loans Outstanding	$97,805	$1,932	2.0%	$103,004	$2,296	2.2%

Treatment of Protracted Arrears

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. This policy is conditional on members agreeing to implement certain requirements including an acceptable structural adjustment program, adopting a financing plan to clear all arrears to IBRD and other multilateral creditors, and continuing to service their obligations to IBRD and other multilateral creditors on time.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. During FY 1996 and FY 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro, formerly the Federal Republic of Yugoslavia, based on criteria approved by the Executive Directors in connection with the financial assistance package for BiH in 1996. See the Notes to Financial Statements-Note A-Summary of Significant Accounting and Related Policies, for additional information.

Commercial Credit Risk

Commercial credit risk is the risk of loss due to a counterparty not honoring its contractual obligations.

IBRD’s commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to reduce funding costs through its borrowing activities and to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

The effective management of credit risk is vital to the success of IBRD’s funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD controls the counterparty credit risk arising from investments, derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

For foreign exchange and derivative products IBRD treats the credit risk exposure as the replacement cost. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD.

When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk.

When IBRD has more than one transaction outstanding with a counterparty, and the parties have entered into a master derivatives agreement which contains legally enforceable close-out netting provisions, the “net” mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD’s exposure to the counterparty is considered to be zero. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements-Note G-Credit Risk.

Table 16 provides details of IBRD’s estimated credit exposure on its investments (excluding externally-managed assets-$1,519 million at June 30, 2007, $1,443 million at June 30, 2006) and swaps (excluding those executed with borrowing member countries and non-affiliated organizations), net of collateral held, by counterparty rating category.

The decrease in the proportion of A rated investments and the corresponding increase in AA and AAA rated investments reflect (i) an overall decrease in the size of the investment portfolio, (ii) an upgrade of Japanese Government securities from the A to the AA bracket with the effect partially offset by a decrease in investments in those securities, and (iii) an increase in investments in AAA agency mortgage-backed securities. After the effects of exposure netting arrangements across multiple transactions with a single counterpart, the credit exposure from swaps increased from $4,375 million at June 30, 2006 to $6,417 million at June 30, 2007. The swap credit exposure of $6,417 million is offset by collateral of $4,242 million which results in a total net swap exposure of $2,175 million.

Table 16: Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	At June 30, 2007
	Investments					At June 30, 2006		At June 30, 2005
		Agencies,	Net	Total Exposure		Total Exposure		Total Exposure
Counterparty		Banks &	Swap	on Investments	% of	on Investments	% of	on Investments	% of
Rating	Sovereigns	Corporates	Exposure	and Swaps	Total	and Swaps	Total	and Swaps	Total

AAA	$349	$6,552	$226	$7,127	30	$7,321	29	$11,208	42
AA	326	12,029	1,949	14,304	60	14,011	55	12,831	49
A	—	2,337	—	2,337	10	3,991	16	2,275	9
Total	$675	$20,918	$2,175	$23,768	100	$25,323	100	$26,314	100

Table 16 does not include exposures due to swaps executed with IBRD clients including (i) Borrowers ($11 million swap exposure), the IFFIm (no current swap exposure) and CCRIF (no current swap exposure).

Market Risk

IBRD faces risks which result from market movements, primarily changes in interest and exchange rates. In comparison to country credit risk, IBRD’s exposure to market risks is small. IBRD has an integrated asset/liability management framework to flexibly assess and hedge market risks associated with the characteristics of the products in IBRD’s portfolios.

Asset/Liability Management

The objective of asset/liability management for IBRD is to ensure adequate funding for each loan product and liquid asset at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product and liquid asset in accordance with the particular requirements for that product or liquid asset and within prescribed risk parameters. The current value information is used in the asset/liability management process.

Use of Derivatives

As part of its asset/liability management process, IBRD employs derivatives to manage and align the characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics, and to modify the currency composition of net assets and liabilities.

Table 17 details the current value information of each loan and debt product.

Table 17: Loan and Borrowing Portfolios

In millions of U.S. dollars

	At June 30, 2007			At June 30, 2006
			Current			Current
			Value			Value
	Carrying	Contractual	Adjust-	Carrying	Contractual	Adjust-
	Value	Yield	ments	Value	Yield	ments

Loans(a)	$97,805	5.66%	$711	$103,004	5.25%	$881
Variable-Rate Multicurrency Pool Loans	9,339	6.01	890	11,859	5.16	1,059
Single Currency Pool Loans	6,644	6.35	189	9,334	4.92	179
Variable-Spread Loans (b)	42,075	5.50	(20)	41,677	5.10	(49)
Fixed-Rate Single Currency Loans	4,818	5.97	(3)	8,629	6.10	(3)
Special Development Policy Loans(c)	2,269	6.13	(2)	2,946	6.15	(5)
Fixed-Spread Loans	32,082	5.53	(350)	28,295	5.23	(300)
Other Fixed Rate Loans	578	6.05	7	264	7.88	*

Borrowings Allocation (including derivatives)(d)	$83,952	5.21%	$998	$92,083	4.88%	$1,076
Variable-Rate Multicurrency Pools	6,209	6.90	1,551	8,238	5.85	1,657
Single Currency Pools	3,936	6.44	165	6,379	5.66	198
Variable-Spread	25,250	4.96	(114)	26,764	4.62	(144)
Fixed-Rate Single Currency	4,166	5.52	(12)	5,479	5.71	(15)
Special Development Policy	2,538	5.17	(3)	2,734	4.70	(5)
Fixed-Spread	18,520	4.69	(355)	16,604	4.38	(342)
Other Debt(e)	23,333	4.98	(234)	25,885	4.82	(273)

(a)                               Contractual yield is presented before the application of interest waivers.

(b)                               Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.

(c)                                Includes loans with non-standard terms as described in Contractual Terms of Loans.

(d)                               Carrying amounts and contractual yields are on a basis which includes accrued interest and any unamortized amounts, but does not include the effects of applying FAS 133.

(e)                                Includes amounts not yet allocated at June 30, 2007 and June 30, 2006.

*                                         Indicates amounts less than $0.5 million.

Interest Rate Risk

There are two main sources of potential interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD’s equity. In addition, as the loan portfolio shifts from pool loans to LIBOR based loans, the sensitivity of IBRD’s operating income to changes in market interest rates will increase.

The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD’s existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for 59% of the existing outstanding loan portfolio (61% at the end of FY 2006). All cost pass-through loans, including single currency and multicurrency pool loans as well as variable-spread loans, pose residual interest rate risk, given the lag inherent in the lending rate calculation.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over time has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD’s new borrowing costs. The amount of debt allocated to the multicurrency debt pool will exceed the balance of the multicurrency loan pool from FY 2008. The debt which funds these loans has maturities that extend beyond those of the loans. This debt overhang presents a risk of loss to IBRD because the debt carries fixed interest rates.

Over-funding of the multicurrency loan pool will reach a maximum of approximately $2.3 billion in FY 2017. Strategies for managing this risk include changing the interest rate characteristics of the over-funded portion of the debt from fixed to floating rates beyond FY 2008 through the use of forward-starting swaps. IBRD began executing these forward-starting swaps in FY 2000 and as of June 30, 2007, the overhang was within acceptable guidelines. Further prepayments of the multicurrency loan pool will create additional overhang debt, which may also need to be swapped to floating-rate liabilities. The cost to date of executing these defeasance swaps has been approximately $708 million. The cost of the overhang will vary with interest rates and prepayments.

Interest rate risk on non-cost pass-through products, which currently account for 41% of the existing loan portfolio (39% at the end of FY 2006), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow.

The interest rate risk on IBRD’s liquid asset portfolio, which includes the risk that the value of assets in the liquid portfolio will fluctuate due to changes in market interest rates, is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD’s assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps.

Exchange Rate Risk

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its equity-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio, thereby preserving IBRD’s ability to better absorb unexpected losses from arrears of loan repayments regardless of the market environment.

Figure 9 presents the currency composition of significant balance sheet components (net of swaps) at the end of FY 2007 and FY 2006.

Liquidity Risk

Liquidity risk arises from the general funding needs of IBRD’s activities and in the management of its assets and liabilities. For a discussion on how liquidity is managed, refer to Section 4-Liquidity Management.

Operational Risk

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events, and includes business disruption and system failure, transaction processing failures and failures in execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operational risks.

IBRD attempts to mitigate operational risk by maintaining a system of internal control that is designed to keep that risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates. Since 1996, IBRD has used a COSO - based integrated internal control framework.

Figure 9: Relative Currency Composition of Significant Balance Sheet Components—Current Value Basis

At June 30, 2007

At June 30, 2006

The operational risk management framework used by IBRD involves the following core steps:

•                  Key operational risks and mitigating controls (including risks and controls over financial reporting) are identified and documented using a combination of tools including business process maps and risk and control self assessments. Tailored risk and control categories are also applied consistently across business units.

•                  Operational risks are evaluated based on likelihood of occurrence and the resulting financial impact using probability and severity parameters. The inherent risks of potential misstatements in financial reporting are also assessed.

•                  The design and operating effectiveness of key controls over financial reporting are evaluated using self assessment workshops, independent walk through tests of processes, independent compliance testing by IBRD’s internal audit department, quality assurance testing by management and annual internal representation letters from business unit managers.

•                  Action plans are developed for issues identified and followed up on a periodic basis.

•                  Key risks and control weaknesses are evaluated on an annual basis by an internal panel. The panel evaluates and categorizes these to determine if they pose a threat to management’s ability to make a positive assertion on the adequacy of internal controls surrounding IBRD’s external financial reporting.

•                  The results of the work undertaken to evaluate the effectiveness of internal controls over financial reporting are reported to the Audit Committee through an annual report.

•                  On a periodic basis, operational risks and controls are assessed and reviewed to monitor significant changes.

Internal Control Over Financial Reporting

Since FY 1997 IBRD’s management has made an annual assertion that, as of June 30 of each fiscal year, its system of internal control over its external financial reporting has met the criteria for effective internal control over external financial reporting as described in COSO. Concurrently since FY 1997, IBRD’s external auditors have provided an attestation report that management’s assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

Management has carried out an evaluation of internal control over external financial reporting for the purpose of determining if there were any changes made in internal controls during the fiscal year covered by this report, that had materially affected, or would be reasonably likely to materially affect IBRD’s internal control over external financial reporting. As of June 30, 2007 no such significant changes occurred.

Disclosure Controls and Procedures

Disclosure controls and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure by IBRD. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, the President and the Chief Financial Officer have concluded that these controls and procedures were effective as of June 30, 2007.

7. CRITICAL ACCOUNTING POLICIES

The Notes to IBRD’s financial statements contain a summary of IBRD’s significant accounting policies. The following is a description of those accounting policies which involve significant management judgments that are difficult, complex or subjective and relate to matters that are inherently uncertain.

Provision for Losses on Loans and Guarantees

IBRD’s accumulated provision for losses on loans and guarantees reflects the probable losses inherent in its nonaccrual and accrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First, the total loan portfolio is segregated into the accrual and nonaccrual portfolios. In both portfolios, the exposure for each country (defined as loans outstanding plus the present value of guarantees) is then assigned a credit risk rating. With respect to loans in the accrual portfolio, these loans are grouped according to the assigned risk rating. Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. The provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default.

The determination of a borrower’s risk rating is based on both quantitative and qualitative analyses of various factors, which include political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks and corporate sector debt and other vulnerabilities. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers’ creditworthiness.

The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD’s total loans. The accumulated provision for losses on guarantees is included in other liabilities. Increases or decreases in the accumulated provision for losses on loans and guarantees are reported in the Statement of Income as provision for losses on loans and guarantees.

Additional information on IBRD’s provisioning policy and the status of nonaccrual loans can be found in the Notes to Financial Statements-Note A-Summary of Significant Accounting and Related policies and Note D-Loans, Guarantees and Derivatives for Borrowers.

Fair Value of Financial Instruments

Under the current value basis of reporting, IBRD carries all of its financial assets and liabilities at estimated values. Under the reported basis, applying FAS 133 as amended, IBRD carries its investments, all derivatives, and qualifying hybrid debt instruments on a fair value basis. When possible, fair values are determined by quoted market prices. If quoted market prices are not available, then fair values are based on discounted cash flow models using market estimates of cash flows and discount rates.

All the financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel. These models use market sourced inputs, such as interest rates, exchange rates and volatilities. Selection of these inputs may involve some judgement. Imprecision in estimating these factors, and changes in assumptions, can impact net income and IBRD’s financial position as reported in the financial statements.

IBRD believes its estimates of fair value are reasonable given its processes for obtaining external prices and parameters; ensuring that valuation models are reviewed and validated both internally and externally; and applying its approach consistently from period to period.

Pension and Other Postretirement Benefits

IBRD participates, along with IFC and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are subsequently shared between IBRD and IDA based on an agreed cost sharing ratio. The underlying actuarial assumptions used to determine the projected benefit obligations, fair value of plan assets and funded status associated with these plans are based on financial market interest rates, past experience, and management’s best estimate of future benefit changes and economic conditions. For further details, please refer to Notes to Financial Statements-Note K-Pension and Other Postretirement Benefits.

8. RESULTS OF OPERATIONS

In FY 2007, Operating Income decreased to $1,659 million from $1,740 million in FY 2006, driven by decreases in the release of provision for losses on loans and guarantees, and an increase in loan interest income, net of funding costs. Net loss on a reported basis was $140 million in FY 2007 compared to a net loss of $2,389 million in FY 2006. This decrease in net loss was primarily due to the reduction in net unrealized losses due to IBRD’s application of FAS 133 as amended. For more details please refer to Net Unrealized (Losses) Gains on Non-trading Derivatives and Borrowings Measured at Fair Value per FAS 133 as Amended, discussed later in this section.

Interest Rate Environment

During FY 2007, short-term interest rates for the U.S. dollar were higher than for the comparative period in FY 2006. Figure 10 illustrates these general trends for the six-month LIBOR U.S dollar rates. It is this short-term interest rate structure which drives loan interest income.

Figure 10: Six-Month LIBOR Interest Rates U.S. Dollar

In contrast, the current value adjustment on the loan portfolio is based on interest rates which are dependent upon the term structure of the maturity profile of the loans. In the fiscal year ended June 30, 2007 there was a slight downward shift in these rates compared to the same period in FY 2006 (see Figure 11 for U.S. dollars). As a result there was a positive current value adjustment to the loan portfolio.

Figure 11: IBRD’s U.S. Dollar Funding Curve

Operating Income

IBRD’s Operating Income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provisions for losses on loans and guarantees and administrative expenses. Table 18 shows a breakdown of income, net of funding costs, on a reported basis.

FY 2007 versus FY 2006

The decrease of $81 million in Operating Income is explained by the following factors.

•                  A $319 million decrease in the release of provision for losses on loans and guarantees. During FY 2007, provisioning requirements were reduced by $405 million in comparison with the reduction of $724 million during FY2006. This reflects the combined impact of changes in the creditworthiness of the loan portfolio, changes in the volume and distribution of loans and guarantees outstanding, the annual update of the expected default frequencies (probability of default to IBRD) and developments in the nonaccrual portfolio.

•                  A $269 million increase in loan interest income, net of funding costs as a result of higher returns on equity funded loans resulting from the higher average short-term interest rates.

FY 2006 versus FY 2005

FY 2006 Operating Income was $1,740 million, compared to $1,320 million for FY 2005. The increase in Operating Income is explained by the following factors.

•                  A $274 million increase in loan interest income, net of funding costs as a result of higher returns on equity funded loans resulting from the rise in market interest rates.

•                  A $222 million increase in the release of provision for losses on loans and guarantees. During FY 2006, provisioning requirements were reduced by $724 million in comparison with the reduction of $502 million during FY2005. This reflects the combined impact of changes in the creditworthiness of the loan portfolio, changes in the volume and distribution of loans and guarantees outstanding, the annual update of the expected default frequencies (probability of default to IBRD), and developments in the nonaccrual portfolio.

Table 18: Net Income

In millions of U.S. dollars

	FY 2007	FY 2006	FY 2005

Loan interest income, net of funding costs
Debt funded	$225	$278	$291
Equity funded	1,907	1,585	1,298
Net interest income	2,132	1,863	1,589
Other loan income	20	41	63
Release of Provision for losses on loans and guarantees	405	724	502
Investment income, net of funding costs	72	76	93
Net noninterest expense	(970)	(964)	(927)
Operating Income	1,659	1,740	1,320
Board of Governors-Approved Transfers	(957)	(650)	(642)
Net unrealized (losses) gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	(842)	(3,479)	2,511
Net (Loss) Income—Reported Basis	$(140)	$(2,389)	$3,189

Net Interest Income

FY 2007 versus FY 2006

Loan interest income, net of funding costs, increased by $269 million largely due to higher returns on the equity funded component of loans resulting from the rise in market rates.

FY 2006 versus FY 2005

Loan interest income, net of funding costs, increased by $274 million largely due to higher returns on the equity funded component of loans resulting from the rise in market rates.   In FY 2005, loan interest income net of funding costs were lower primarily due to the negative impact of the re-pricing lag on pool loans.

Net Noninterest Expense

The main components of net noninterest expense are presented in Table 19.

FY 2007 versus FY 2006

Net noninterest expense increased by $6 million primarily due to a $21 million increase in contractual services and equipment and building expenses partially offset by a decrease of $14 million in pension and other postretirement benefits.

FY 2006 versus FY 2005

Net noninterest expense increased by $37 million primarily due to a $28 million increase in pension and other postretirement benefits and a $10 million increase in other expenses.

NET UNREALIZED (LOSSES) GAINS ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE, PER FAS 133 AS AMENDED

IBRD’s application of FAS 133 as amended results in accounting for all derivatives and certain debt instruments at fair value. IBRD is a net U.S. dollar variable rate payer on U.S. dollar interest rate swaps and currency swaps. IBRD is thus effectively short interest rates. During FY 2007, IBRD experienced net unrealized losses of $842 million. Most of the losses for FY 2007 resulted from British pound-U.S. dollar, euro-U.S. dollar, and U.S. dollar-South African rand currency swaps. Since IBRD is typically a fixed rate receiver in British pound, euro and South African rand currency swaps, the rise in the yields of these currencies resulted in unrealized losses. Some of these losses were offset by gains in U.S. dollar interest rate swaps where IBRD is a net variable-rate payer. Since U.S. dollar yields, particularly at the short-end declined in FY 2007 IBRD experienced gains on its U.S. dollar interest rate swaps. Similarly, the effects of applying FAS 133 as amended resulted in net unrealized losses in FY 2006 primarily as a result of rising interest rates in the applicable currencies. It should be noted that at June 30, 2006, prior to the adoption of Statement of Financial Accounting Standards No.155, embedded derivatives were bifurcated and fair valued under the reported basis, while the host instruments were accounted for on an amortized cost basis.

Table 19: Net Noninterest Expense

In millions of U.S. dollars

	FY 2007	FY 2006	FY 2005
Gross Administrative Expenses
Staff Costs	$492	$493	$494
Operational Travel	101	99	104
Consultant Fees	98	102	94
Pension and other postretirement benefits	50	64	36
Contributions to Special Programs	171	173	173
Communications and IT	77	76	79
Contractual Services	68	61	61
Equipment and Buildings	143	129	129
Other Expenses	36	34	24
Total Gross Administrative Expenses	1,236	1,231	1,194
Less: Contribution to Special Programs	171	173	173
Total Net Administrative Expenses	1,065	1,058	1,021
Contribution to Special Programs	171	173	173
Service Fee Revenues	(261)	(243)	(228)
Net Other Income	(5)	(24)	(39)

Total Net Noninterest Expense	$970	$964	$927

Economically, increases or decreases in the values of the derivatives are generally offset by corresponding decreases or increases in the values of the related borrowings and loans to the extent that such borrowings and loans are all marked-to-market. FAS 133 as amended, requires that all derivatives and certain debt instruments be marked-to-market. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases. For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 1 and 2 and believes that these statements make fully evident the risk management strategy employed by IBRD.

9. GOVERNANCE

General Governance

Management Changes

The Executive Directors are charged, under the Articles of Agreement with the selection of IBRD’s President. Mr. Paul Wolfowitz resigned on June 30, 2007. The Executive Directors have unanimously selected Mr. Robert Zoellick to be the next President; his appointment became effective July 1, 2007.

Board Membership

In accordance with its Articles of Agreement, members of IBRD’s Executive Directors are appointed or elected by their member governments. These Executive Directors are neither officers nor staff of IBRD. The President is the only management member of the Board of Executive Directors, serving as a non-voting member and as Chairman of the Board. The Executive Directors have established several Committees including:

•                  Committee on Development Effectiveness

•                  Audit Committee

•                  Budget Committee

•                  Personnel Committee

•                  Ethics Committee

•                  Committee on Governance and Administrative Matters

The Executive Directors and their Committees function in continuous session at the principal offices of IBRD, as business requires. Each Committee’s terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board of Executive Directors in discharging its responsibilities.

Audit Committee

Membership

The Audit Committee consists of eight members of the Board of Executive Directors. Membership on the Committee is determined by the Board of Executive Directors, based upon nominations by the Chairman of the Board, following informal consultation with the Executive Directors. In addition, membership of the Committee is expected to reflect the economic and geographic diversity of IBRD’s member countries. Other relevant selection criteria include seniority, continuity and relevant experience. Some or all of the responsibilities of individual committee members are performed by their alternates or advisors. Generally, Committee members are appointed for a two year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any member of the Board who may wish to attend, and non-Committee members of the Board may participate in the discussion. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board of Executive Directors, with respect to discussions held in the Audit Committee.

Key Responsibilities

The Audit Committee is appointed by the Board to assist it in the oversight and assessment of IBRD’s finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board the appointment of the external auditor, as well as monitoring the independence of the external auditor and meeting with it in executive session. The Audit Committee participates in oversight of the internal audit function, including reviewing the responsibilities, staffing and the effectiveness of internal audit. The Committee also reviews the annual internal audit plan and meets with the Auditor General in executive session. In the execution of its role, the Committee discusses with management, the external auditors, and the internal auditors, financial issues and policies which have a bearing on the institution’s financial position and risk-bearing capacity. The Audit Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and revised its terms of reference in FY 2004.

Communications

The Audit Committee communicates regularly with the full Board through distribution of the following:

•                  The minutes of its meetings.

•                  Reports of the Audit Committee prepared by the Chairman, which document discussions held. These Reports are distributed to the Executive Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IBRD.

•      “Statement(s) of the Chairman” and statements issued by other members of the Committee.

•                  The Annual Report to the Board of Executive Directors, which provides an overview of the main issues addressed by the Committee over the year.

The Audit Committee’s communications with the external auditor are described in the Auditor Independence section.

Executive Sessions

Members of the Committee may convene in executive session at any time, without management present. Under the Committee’s terms of reference, it meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Executive Directors have complete access to management. The Audit Committee reviews and discusses with management the quarterly and annual financial statements. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends them for approval to the Board of Executive Directors.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Code of Ethics

IBRD strives to foster and maintain a positive work environment that supports the ethical behavior of its staff. To facilitate this effort, IBRD has in place a Code of Professional Ethics-Living our Values. The Code applies to all staff (including managers, consultants, and temporary employees) worldwide.

This Code is available in nine languages on IBRD’s website, www.worldbank.org. Staff relations, conflicts of interest, and operational issues, including the accuracy of books and records, are key elements of the Code.

In addition to the Code, an essential element of appropriate conduct is compliance with the obligations embodied in the Principles of Staff Employment, Staff Rules, and Administrative Rules, the violation of which may result in disciplinary actions. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

Guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with IBRD’s ethical goals. In support of its efforts on ethics, IBRD offers a variety of methods for informing staff of these resources. Many of these efforts are headed by the following groups:

•                  The Office of Ethics and Business Conduct provides leadership, management and oversight for IBRD’s ethics infrastructure including the Ethics HelpLine, a consolidated conflicts of interest disclosure/resolution system, financial disclosure, ongoing training to both internal and external audiences, and communication resources.

•                  The Department of Institutional Integrity is charged with investigating allegations of fraud and corruption in IBRD-funded projects worldwide. The Department also investigates allegations of misconduct by IBRD staff, and trains and educates staff and clients in detecting and reporting fraud and corruption in IBRD-funded projects. The Department reports directly to the President and is composed of professionals from a range of disciplines including financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and IBRD staff with operational experience.

IBRD has in place procedures for the receipt, retention and treatment of complaints received regarding accounting, internal control and auditing matters.

IBRD offers both the Ethics HelpLine, as well as a Fraud and Corruption hotline run by an outside firm staffed by trained specialists. This third-party service offers numerous methods of communication in addition to a toll free hotline in countries where access to telecommunications may be limited. In addition there are other methods by which the Department of Institutional Integrity may receive allegations, including directly by email, anonymously, or through confidential submission through its website, as well as the postal service and telephone.

Auditor Independence

In FY 2003, the Board of Executive Directors adopted a set of principles applicable to the appointment of the external auditor for IBRD. Key features of those principles include:

•                  Prohibition of the external auditor from the provision of all non audit-related services.

•                  All audit-related services must be preapproved on a case-by-case basis by the Board of Executive Directors, upon recommendation of the Audit Committee.

•                  Mandatory rebidding of the external audit contract every five years.

•                  Prohibition of any firm serving as external auditors for more than two consecutive five-year terms.

•                  Mandatory rotation of the senior partner after five years.

•                  An evaluation of the performance of the external auditor at the mid-point of the five year term.

In FY 2004, IBRD’s external auditor, Deloitte and Touche, began a new five-year term and will have served 11 years as auditor upon completion of that term, pursuant to a one-time grandfathered exemption from the above-referenced ten-year limit. Even within a five-year term the service of the external auditors is subject to recommendation by the Audit Committee for annual reappointment and approval of a resolution by the Board of Executive Directors.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IBRD’s auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards. In keeping with these standards, significant formal communications include:

•                  Quarterly and annual financial statement reporting.

•                  Annual appointment of the external auditors.

•                  Presentation of the external audit plan.

•                  Presentation of control recommendations and discussion of the COSO attestation and report.

•                  Presentation of a statement regarding independence.

In addition to Committee meetings, individual members of the Audit Committee have independent access to the external auditor.

10. RECONCILIATION OF PRIOR YEAR CURRENT VALUE FINANCIAL STATEMENTS TO REPORTED BASIS

IBRD’s Condensed Current Value Balance Sheet at June 30, 2006 is presented, with a reconciliation to the reported basis, in Table 20 below. Similarly, IBRD’s Condensed Current Value Statement of Income for the year ended June 30, 2006 is presented, with a reconciliation to the reported basis, in Table 21.

Table 20: Condensed Current Value Balance Sheet at June 30, 2006

	June 30, 2006
	Reported	Reversal of FAS	Current Value	Current
In millions of U.S. dollars	Basis	133 Effects	Adjustments	Value Basis

Due from Banks	$758			$758
Investments	25,826			25,826
Loans Outstanding	103,004		$881	103,885
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(2,783)			(2,783)
Receivable from Derivatives
Investments	7,525	7,525
Client Operations	87	$2	*	89
Borrowings	70,036	24	(24)	70,036
Other Asset/Liability	835	(94)	94	835
Other Assets	7,038		(344)	6,694
Total Assets	$212,326	$(68)	$607	$212,865

Borrowings	$95,835	$(1,033)	$456	$95,258
Payable for Derivatives
Investments	7,960			7,960
Client Operations	84	*		84
Borrowings	65,819	(252)	252	65,819
Other Asset/Liability	1,014	(145)	145	1,014
Other Liabilities	5,140			5,140
Total Liabilities	175,852	(1,430)	853	175,275
Paid in Capital Stock	11,483			11,483
Retained Earnings and Other Equity	24,991	1,362	(246)	26,107
Total Equity	36,474	1,362	(246)	37,590
Total Liabilities and Equity	$212,326	$(68)	$607	$212,865

*      Indicates amounts less that $0.5 million.

Table 21: Condensed Current Value Statement of Income for the year ended June 30, 2006

	FY 2006
	Reported		Current Value
	Comprehensive	Adjustments to	Comprehensive
In millions of U.S. dollars	Basis	Current Value	Basis
Income from Loans	$4,864		$4,864
Income from Investments, net	1,057	$(4)	1,053
Other Income	267		267
Total Income	6,188	(4)	6,184

Borrowing Expenses	3,941		3,941
Administrative Expenses including contributions to Special Programs	1,231		1,231
Release of Provision for Losses on Loans and Guarantees	(724)	724
Total Expenses	4,448	724	5,172
Operating Income	1,740	(728)	1,012
Board of Governors-Approved Transfers	(650)		(650)
Current Value Adjustments		(446)	(446)
Release of Provision for Losses on Loans and Guarantees—Current Value		724	724
Net unrealized (losses) gains on non-trading derivatives and borrowings at fair value, per FAS 133 as amended	(3,479)	3,479
Net (Loss) Income	$(2,389)	$3,029	$640

GLOSSARY OF TERMS

Asset-backed Securities: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

COSO: Committee of Sponsoring Organizations of the Treadway Commission.

Currency Swaps (including Currency Forward Contracts): Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

Duration: Duration provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity-to-Loans Ratio: This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with applying the provisions of FAS 133 as amended) and the proposed transfer from unallocated net income to general reserves (where there are firm estimates available) divided by the sum of loans outstanding, the present value of guarantees, net of the accumulated provision for losses on loans and guarantees and deferred loan income.

Failed Trades: Failed trades are securities transactions that do not settle on the contractual settlement date.

FAS 133 as amended: FAS 133 as amended refers collectively to the Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by subsequent standards.

Forward Starting Swaps: A forward starting swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

Futures: Futures are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

Government and Agency Obligations: These obligations include marketable bonds, notes and other obligations issued by governments.

Hedging: Hedging is a risk management technique of entering into offsetting commitments to eliminate or minimize the impact of adverse movements in value or cash flow of the underlying.

Interest Rate Swaps: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR: London interbank offered rate.

Maintenance of Value: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

Net Disbursements: Loan disbursements net of repayments and prepayments.

New Loans: Loans for which the invitation to negotiate was issued on or after July 31, 1998.

Old Loans: Loans for which the invitation to negotiate was issued prior to July 31, 1998.

Options: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

Repurchase and Resale Agreements and Securities Loans: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

Return on Equity: This return is computed as net income divided by the average equity balance during the year.

Risk-bearing Capacity: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

Short Sales: Short sales are sales of securities not held in the seller’s portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

Statutory Lending Limit: Under IBRD’s Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

Swaptions: A swaption is an option which gives the holder the right to enter into an interest rate or currency swap at a certain future date.

Time Deposits: Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS

JUNE 30, 2007

MANAGEMENT’S REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING

The World Bank INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT INTERNATIONAL DEVELOPMENT ASSOCIATION	1618 H Street N.W. Washington, D.C 20433 U.S.A.	(202) 4771234 Cable Address: INTRAFRAD Cable Address: INDEVAS

Management’s Report Regarding Effectiveness of
Internal Controls Over External Financial Reporting

August 2, 2007

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Executive Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate. The independent auditors’ report accompanies the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with accounting principles generally accepted in the United States of America. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

IBRD assessed its internal control over external financial reporting for financial presentations in conformity with accounting principles generally accepted in the United States of America as of June 30, 2007. This assessment was based on the criteria for effective internal control over external financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2007. The independent accounting firm that audited the financial statements has issued an attestation report on management’s assessment of IBRD’s internal control over external financial reporting.

The Board of Executive Directors of IBRD has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Board of Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

/s/ Robert B. Zoellick
Robert B. Zoellick
President

/s/ Vincenzo La Via
Vincenzo La Via
Chief Financial Officer

/s/ Fayezul H. Choudhury		/s/ Charles A. McDohough
Fayezul H. Choudhury		Charles A. McDohough
Vice President and Controller		Deputy Controller

REPORT OF INDEPENDENT ACCOUNTANTS ON
MANAGEMENT‘S ASSERTION REGARDING EFFECTIVENESS OF
INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004 1207
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

INDEPENDENT ACCOUNTANTS’ REPORT

President and Board of Executive Directors
International Bank of Reconstruction and Development

We have examined management’s assertion, included in the accompanying. Management’s Report Regarding Effectiveness of Internal Controls over External Financial Reporting, that the International Bank of Reconstruction and Development (“IBRD”) maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2007, based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO report”). Management is responsible for maintaining effective internal control over external financial reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of the inherent limitations of internal control over external financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the effectiveness of the internal control over external financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2007, is fairly stated, in all material respects, based on the criteria established in the COSO report.

August 2, 2007.

Independent Auditors‘ Report

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

INDEPENDENT AUDITORS’ REPORT

President and Board of Executive Directors
International Bank for Reconstruction and Development

We have audited the accompanying balance sheets of the International Bank for Reconstruction and Development (“IBRD”) as of June 30, 2007 and 2006, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2007, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the three fiscal years in the period ended June 30, 2007. These financial statements are the responsibility of IBRD’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of IBRD as of June 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes A and N to the financial statements IBRD changed its method of accounting for its hybrid financial instruments to adopt the provisions of Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Financial Instruments. IBRD also adopted the provisions of Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as further discussed in Notes A and K.

August 2, 2007

BALANCE SHEET
June 30, 2007 and June 30, 2006

Expressed in millions of U.S. dollars

	2007	2006

Assets
Due from Banks
Unrestricted currencies	$41	$65
Currencies subject to restrictions—Note B	724	693
	765	758

Investments—Trading (including securities transferred under repurchase or securities lending agreements of $193 million—June 30, 2007; $nil million—June 30, 2006)—Notes C and G	23,054	25,672

Securities Purchased Under Resale Agreements—Note C	282	154

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital	1,724	1,766

Receivable from Derivatives
Investments—Notes C and G	7,138	7,525
Client operations—Notes G and O	4,778	87
Borrowings—Notes E and G	69,507	70,036
Other assets/liabilities—Notes F and G	13	835
	81,436	78,483

Receivable to Maintain Value of Currency Holdings on Account of Subscribed Capital	20	40

Other Receivables
Receivable from investment securities traded—Note C	81	282
Accrued income on loans	1,353	1,287
	1,434	1,569

Loans Outstanding (Summary Statement of Loans, Notes D and G)
Total loans	133,245	137,942
Less undisbursed balance	35,440	34,938
Loans outstanding	97,805	103,004
Less:
Accumulated provision for loan losses	1,932	2,296
Deferred loan income	440	487
Net loans outstanding	95,433	100,221

Other Assets
Unamortized issuance costs of borrowings	299	344
Assets under retirement benefits plans—Note K	2,324	2,083
Premises and equipment (net)	627	651
Miscellaneous	632	585
	3,882	3,663

Total assets	$208,030	$212,326

	2007	2006

Liabilities
Borrowings—Notes E, G and N
Borrowings at amortized cost	$75,262	$94,802
Borrowings at fair value	12,497	1,033
	87,759	95,835

Securities Sold Under Repurchase Agreements, Securities Lent under Securities Lending Agreements, and Payable for Cash Collateral Received—Note C	193	—

Payable for Derivatives
Investments—Notes C and G	7,527	7,960
Client operations—Notes G and O	4,776	84
Borrowings—Notes E and G	62,850	65,819
Other assets/liabilities—Notes F and G	38	1,014
	75,191	74,877

Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital	149	90

Other Liabilities
Payable for investment securities purchased—Note C	662	850
Accrued charges on borrowings	2,123	2,122
Payable for Board of Governors-approved transfers—Note H	70	276
Liabilities under retirement benefits plans—Note K	249	174
Accounts payable and miscellaneous liabilities—Notes D and K	1,708	1,628
	4,812	5,050

Total liabilities	168,104	175,852

Equity
Capital Stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (1,581,724 shares—June 30, 2007, and June 30, 2006)
Subscribed capital (1,573,349 shares—June 30, 2007, and 1,572,661 shares—June 30, 2006)	189,801	189,718
Less uncalled portion of subscriptions	178,315	178,235
Paid-in capital	11,486	11,483

Amounts to Maintain Value of Currency Holdings—Note B	108	52

Retained Earnings (Statement of Changes in Retained Earnings, Note H)	27,831	24,782

Accumulated Other Comprehensive Income—Note M	501	157

Total equity	39,926	36,474

Total liabilities and equity	$208,030	$212,326

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF INCOME
For the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005

Expressed in millions of U.S. dollars

	2007	2006	2005

Income
Loans—Note D
Interest	$5,391	$4,791	$4,084
Commitment charges	76	73	71
Investments—Trading—Note C
Interest	1,151	1,067	630
Net gains (losses)	22	(10)	(3)
Other—Notes I and J	268	267	271
Total income	6,908	6,188	5,053

Expenses
Borrowings—Note E
Interest	4,324	3,836	2,942
Amortization of issuance and other borrowing costs	92	105	95
Administrative—Notes I, J and K	1,065	1,058	1,021
Contributions to special programs—Note I	171	173	173
Release of provision for losses on loans and guarantees—Note D	(405)	(724)	(502)
Other	2	—	4
Total expenses	5,249	4,448	3,733

Net income before Board of Governors-approved transfers and net unrealized (losses) gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	1,659	1,740	1,320

Board of Governors-approved transfers—Note H	(957)	(650)	(642)

Net unrealized (losses) gains on non-trading derivatives and borrow- ings measured at fair value, per FAS 133 as amended—Note N	(842)	(3,479)	2,511

Net (loss) income	$(140)	$(2,389)	$3,189

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF COMPREHENSIVE INCOME
For the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005

Expressed in millions of U.S. dollars

	2007	2006	2005

Net (loss) income	$(140)	$(2,389)	$3,189

Other comprehensive income—Note M
Reclassification of FAS 133 transition adjustment to net income	(32)	(4)	(44)
Currency translation adjustments	313	273	(139)
Total other comprehensive income (loss)	281	269	(183)

Comprehensive income (loss)	$141	$(2,120)	$3,006

STATEMENT OF CHANGES IN RETAINED EARNINGS
For the fiscal years ended June 30, 2007, June 30, 2006, and June 30, 2005

Expressed in millions of U.S. dollars

	2007	2006	2005

Retained earnings at beginning of the fiscal year	$24,782	$27,171	$23,982

Adjustment to beginning balance: Cumulative effect of adoption of FAS 155—Note N	3,189	—	—

Net (loss) income for the fiscal year	(140)	(2,389)	3,189

Retained earnings at end of the fiscal year	$27,831	$24,782	$27,171

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF CASH FLOWS
For the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005

Expressed in millions of U.S. dollars

	2007	2006	2005

Cash flows from investing activities
Loans
Disbursements	$(11,040)	$(11,836)	$(9,679)
Principal repayments	10,894	11,556	12,171
Principal prepayments	6,354	2,068	2,682
Loan origination fees received	6	12	11
Net cash provided by investing activities	6,214	1,800	5,185

Cash flows from financing activities
Medium and long-term borrowings
New issues	10,209	10,086	12,404
Retirements	(18,546)	(18,404)	(21,875)
Net short-term borrowings	(2,709)	3,904	13
Net derivatives—Borrowings	1,263	104	(698)
Net derivatives—Other assets/liabilities	(145)	—	—
Net maintenance of value settlements	79	98	98
Net cash used in financing activities	(9,849)	(4,212)	(10,058)

Cash flows from operating activities
Net (loss) income	(140)	(2,389)	3,189
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Net unrealized losses (gains) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	842	3,479	(2,511)
Depreciation and amortization	1,017	960	848
Release of provision for losses on loans and guarantees	(405)	(724)	(502)
Changes in:
Investments—Trading	2,943	1,114	4,735
Net investment securities traded/purchased—Trading	7	482	(142)
Net derivatives—Investments	(340)	(1,089)	(622)
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	61	558	129
Accrued income on loans	(58)	(204)	(160)
Miscellaneous assets	(200)	(72)	(56)
Payable for Board of Governors-approved transfers	(206)	(524)	(958)
Accrued charges on borrowings	(6)	394	261
Accounts payable and miscellaneous liabilities	91	(8)	45
Net cash provided by operating activities	3,606	1,977	4,256

Effect of exchange rate changes on unrestricted cash	5	(5)	(16)

Net decrease in unrestricted cash	(24)	(440)	(633)

Unrestricted cash at beginning of the fiscal year	65	505	1,138

Unrestricted cash at end of the fiscal year	$41	$65	$505

Expressed in millions of U.S. dollars

	2007	2006	2005

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$994	$344	$(78)
Investments—Trading	325	53	322
Borrowings	4,096	(1,623)	1,378
Derivatives—Investments	(294)	(44)	(294)
Derivatives—Borrowings	(3,473)	1,838	(1,435)
Capitalized loan origination fees included in total loans	15	47	43
Interest paid on borrowings	3,648	3,202	2,501

The Notes to Financial Statements are an integral part of these Statements.

SUMMARY STATEMENT OF LOANS

June 30, 2007

Expressed in millions of U.S. dollars

		Loans approved	Undisbursed		Percentage
		but not yet	balance of	Loans	of total loans
Borrower or guarantor	Total loans	effective (a)	effective loans(b)	outstanding	outstanding
Albania	$47	$41	$5	$1	*	%
Algeria	147	—	31	116	0.12
Argentina	8,801	1,444	1,451	5,906	6.04
Armenia	6	—	—	6	0.01
Azerbaijan	508	260	243	5	0.01
Barbados	15	—	1	14	0.01
Belarus	98	—	52	46	0.05
Belize	28	—	—	28	0.03
Bolivia	*	—	—	*	*
Bosnia and Herzegovina	454	—	—	454	0.46
Botswana	1	—	—	1	*
Brazil	11,905	1,358	915	9,632	9.85
Bulgaria	1,766	141	132	1,493	1.53
Cameroon	43	—	—	43	0.04
Chad	28	—	—	28	0.03
Chile	503	42	113	348	0.36
China	16,914	1,361	3,969	11,584	11.84
Colombia	5,691	497	620	4,574	4.68
Costa Rica	119	30	41	48	0.05
Côte d’Ivoire	477	—	—	477	0.48
Croatia	1,962	451	476	1,035	1.06
Dominica	3	—	—	3	*
Dominican Republic	630	25	176	429	0.44
Ecuador	985	123	150	712	0.73
Egypt, Arab Republic of	1,897	145	613	1,139	1.17
El Salvador	629	100	121	408	0.42
Estonia	33	—	—	33	0.03
Fiji	3	—	—	3	*
Gabon	61	16	27	18	0.02
Grenada	19	—	10	9	0.01
Guatemala	1,058	173	143	742	0.76
Hungary	129	—	9	120	0.12
India	11,041	615	4,022	6,404	6.55
Indonesia	7,913	241	830	6,842	7.00
Iran, Islamic Republic of	1,421	—	848	573	0.59
Jamaica	419	—	47	372	0.38
Jordan	1,045	76	92	877	0.90
Kazakhstan	743	54	235	454	0.46
Korea, Republic of	2,381	—	—	2,381	2.43
Latvia	91	—	*	91	0.09
Lebanon	456	—	135	321	0.33
Lesotho	22	—	15	7	0.01
Liberia	152	—	—	152	0.15
Lithuania	30	—	5	25	0.03
Macedonia, former Yugoslav Republic of	305	72	94	139	0.14
Malaysia	387	—	—	387	0.40
Mauritius	90	—	3	87	0.09
Mexico	5,117	38	984	4,095	4.19
Moldova	144	—	—	144	0.15
Montenegro(c)	346	—	—	346	0.35
Morocco	2,906	204	395	2,307	2.36
Namibia	8	8	—	—	—
Nigeria	449	—	—	449	0.46
Pakistan	2,424	—	292	2,132	2.18
Panama	311	46	34	231	0.24

		Loans approved	Undisbursed		Percentage
		but not yet	balance of	Loans	of total loans
Borrower or guarantor	Total loans	effective (a)	effective loans(b)	outstanding	outstanding
Papua New Guinea	$253	$—	$7	$246	0.25%
Paraguay	338	96	16	226	0.23
Peru	3,246	420	306	2,520	2.58
Philippines	3,669	134	748	2,787	2.85
Poland	2,241	188	157	1,896	1.94
Romania	3,975	180	1,316	2,479	2.53
Russian Federation	5,548	110	964	4,474	4.57
St. Kitts and Nevis	20	—	6	14	0.01
St. Lucia	26	—	10	16	0.02
St. Vincent and the Grenadines	10	—	7	3	*
Serbia	2,330	167	—	2,163	2.21
Slovak Republic	333	—	15	318	0.33
Slovenia	38	—	—	38	0.04
South Africa	35	—	7	28	0.03
Swaziland	22	—	—	22	0.02
Thailand	84	—	22	62	0.06
Trinidad and Tobago	53	—	11	42	0.04
Tunisia	1,951	23	426	1,502	1.54
Turkey	10,900	1,354	2,672	6,874	7.03
Turkmenistan	20	—	—	20	0.02
Ukraine	3,147	150	691	2,306	2.36
Uruguay	972	188	112	672	0.69
Uzbekistan	365	—	50	315	0.32
Zimbabwe	445	—	*	445	0.46

Subtotal(d)	$133,183	$10,566	$24,874	$97,743	99.94
International Finance Corporation(e)	62	—	—	62	0.06

Total—June 30, 2007	$133,245	$10,566	$24,874	$97,805	100.00%

Total—June 30, 2006	$137,942	$9,082	$25,856	$103,004

*Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

(a)

Loans totaling $7,044 million ($5,593 million—June 30, 2006) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $3,522 million ($3,489 million—June 30, 2006) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

(b)	Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $223 million ($387 million —June 30, 2006).
(c)	Relates to Montenegro’s assumption of its portion of the loans formerly undertaken by Serbia and Montenegro (SaM) with IBRD.
This was effected through an Assumption Agreement dated January 18, 2007. (Note B, Membership).
(d)	May differ from the sum of individual figures shown due to rounding.
(e)

Loans outstanding to the International Finance Corporation have a weighted average interest rate of 4.51% and a weighted average maturity of 5.93 years. These loans are not eligible for IBRD’s interest waivers.

The Notes to Financial Statements are an integral part of these Statements.

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STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

June 30, 2007

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
		Percentage			Amounts	Number	Percentage
		of	Total	Amounts	subject	of	of
Member	Shares	total	amounts	paid in(a)	to call(a), (b)	votes	total

Afghanistan	300	0.02%	$36.2	$3.6	$32.6	550	0.03%
Albania	830	0.05	100.1	3.6	96.5	1,080	0.07
Algeria	9,252	0.59	1,116.1	67.1	1,049.0	9,502	0.59
Angola	2,676	0.17	322.8	17.5	305.4	2,926	0.18
Antigua and Barbuda	520	0.03	62.7	1.3	61.5	770	0.05
Argentina	17,911	1.14	2,160.7	132.2	2,028.4	18,161	1.12
Armenia	1,139	0.07	137.4	5.9	131.5	1,389	0.09
Australia	24,464	1.55	2,951.2	181.8	2,769.5	24,714	1.53
Austria	11,063	0.70	1,334.6	80.7	1,253.9	11,313	0.70
Azerbaijan	1,646	0.10	198.6	9.7	188.8	1,896	0.12
Bahamas, The	1,071	0.07	129.2	5.4	123.8	1,321	0.08
Bahrain	1,103	0.07	133.1	5.7	127.4	1,353	0.08
Bangladesh	4,854	0.31	585.6	33.9	551.6	5,104	0.32
Barbados	948	0.06	114.4	4.5	109.9	1,198	0.07
Belarus	3,323	0.21	400.9	22.3	378.5	3,573	0.22
Belgium	28,983	1.84	3,496.4	215.8	3,280.6	29,233	1.80
Belize	586	0.04	70.7	1.8	68.9	836	0.05
Benin	868	0.06	104.7	3.9	100.8	1,118	0.07
Bhutan	479	0.03	57.8	1.0	56.8	729	0.05
Bolivia	1,785	0.11	215.3	10.8	204.5	2,035	0.13
Bosnia and Herzegovina	549	0.03	66.2	5.8	60.4	799	0.05
Botswana	615	0.04	74.2	2.0	72.2	865	0.05
Brazil	33,287	2.12	4,015.6	245.5	3,770.1	33,537	2.07
Brunei Darussalam	2,373	0.15	286.3	15.2	271.1	2,623	0.16
Bulgaria	5,215	0.33	629.1	36.5	592.6	5,465	0.34
Burkina Faso	868	0.06	104.7	3.9	100.8	1,118	0.07
Burundi	716	0.05	86.4	3.0	83.4	966	0.06
Cambodia	214	0.01	25.8	2.6	23.2	464	0.03
Cameroon	1,527	0.10	184.2	9.0	175.2	1,777	0.11
Canada	44,795	2.85	5,403.8	334.9	5,068.9	45,045	2.78
Cape Verde	508	0.03	61.3	1.2	60.1	758	0.05
Central African Republic	862	0.05	104.0	3.9	100.1	1,112	0.07
Chad	862	0.05	104.0	3.9	100.1	1,112	0.07
Chile	6,931	0.44	836.1	49.6	786.6	7,181	0.44
China	44,799	2.85	5,404.3	335.0	5,069.3	45,049	2.78
Colombia	6,352	0.40	766.3	45.2	721.1	6,602	0.41
Comoros	282	0.02	34.0	0.3	33.7	532	0.03
Congo, Democratic Republic of	2,643	0.17	318.8	25.4	293.5	2,893	0.18
Congo, Republic of	927	0.06	111.8	4.3	107.5	1,177	0.07
Costa Rica	233	0.01	28.1	1.9	26.2	483	0.03
Côte d’Ivoire	2,516	0.16	303.5	16.4	287.1	2,766	0.17
Croatia	2,293	0.15	276.6	17.3	259.3	2,543	0.16
Cyprus	1,461	0.09	176.2	8.4	167.9	1,711	0.11
Czech Republic	6,308	0.40	761.0	45.9	715.0	6,558	0.40
Denmark	13,451	0.85	1,622.7	97.8	1,524.9	13,701	0.85
Djibouti	559	0.04	67.4	1.6	65.9	809	0.05
Dominica	504	0.03	60.8	1.1	59.7	754	0.05
Dominican Republic	2,092	0.13	252.4	13.1	239.3	2,342	0.14
Ecuador	2,771	0.18	334.3	18.2	316.1	3,021	0.19
Egypt, Arab Republic of	7,108	0.45	857.5	50.9	806.6	7,358	0.45

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
		Percentage			Amounts	Number	Percentage
		of	Total	Amounts	subject	of	of
Member	Shares	total	amounts	paid in(a)	to call(a),(b)	votes	total
El Salvador	141	0.01%	$17.0	$1.7	$15.3	391	0.02%
Equatorial Guinea	715	0.05	86.3	2.7	83.5	965	0.06
Eritrea	593	0.04	71.5	1.8	69.7	843	0.05
Estonia	923	0.06	111.3	4.3	107.1	1,173	0.07
Ethiopia	978	0.06	118.0	4.7	113.3	1,228	0.08
Fiji	987	0.06	119.1	4.8	114.3	1,237	0.08
Finland	8,560	0.54	1,032.6	61.9	970.8	8,810	0.54
France	69,397	4.41	8,371.7	520.4	7,851.3	69,647	4.30
Gabon	987	0.06	119.1	5.1	113.9	1,237	0.08
Gambia, The	543	0.03	65.5	1.5	64.0	793	0.05
Georgia	1,584	0.10	191.1	9.3	181.8	1,834	0.11
Germany	72,399	4.60	8,733.9	542.9	8,190.9	72,649	4.49
Ghana	1,525	0.10	184.0	12.7	171.2	1,775	0.11
Greece	1,684	0.11	203.1	14.1	189.1	1,934	0.12
Grenada	531	0.03	64.1	1.4	62.7	781	0.05
Guatemala	2,001	0.13	241.4	12.4	229.0	2,251	0.14
Guinea	1,292	0.08	155.9	7.1	148.8	1,542	0.10
Guinea-Bissau	540	0.03	65.1	1.4	63.7	790	0.05
Guyana	1,058	0.07	127.6	5.3	122.3	1,308	0.08
Haiti	1,067	0.07	128.7	5.4	123.3	1,317	0.08
Honduras	641	0.04	77.3	2.3	75.0	891	0.06
Hungary	8,050	0.51	971.1	58.0	913.1	8,300	0.51
Iceland	1,258	0.08	151.8	6.8	144.9	1,508	0.09
India	44,795	2.85	5,403.8	333.7	5,070.1	45,045	2.78
Indonesia	14,981	0.95	1,807.2	110.3	1,697.0	15,231	0.94
Iran, Islamic Republic of	23,686	1.51	2,857.4	175.8	2,681.5	23,936	1.48
Iraq	2,808	0.18	338.7	27.1	311.6	3,058	0.19
Ireland	5,271	0.34	635.9	37.1	598.8	5,521	0.34
Israel	4,750	0.30	573.0	33.2	539.8	5,000	0.31
Italy	44,795	2.85	5,403.8	334.8	5,069.0	45,045	2.78
Jamaica	2,578	0.16	311.0	16.8	294.2	2,828	0.17
Japan	127,000	8.07	15,320.6	944.0	14,376.7	127,250	7.86
Jordan	1,388	0.09	167.4	7.8	159.6	1,638	0.10
Kazakhstan	2,985	0.19	360.1	19.8	340.3	3,235	0.20
Kenya	2,461	0.16	296.9	15.9	281.0	2,711	0.17
Kiribati	465	0.03	56.1	0.9	55.2	715	0.04
Korea, Republic of	15,817	1.01	1,908.1	114.5	1,793.5	16,067	0.99
Kuwait	13,280	0.84	1,602.0	97.4	1,504.6	13,530	0.84
Kyrgyz Republic	1,107	0.07	133.5	5.7	127.9	1,357	0.08
Lao People’s Democratic Republic	178	0.01	21.5	1.5	20.0	428	0.03
Latvia	1,384	0.09	167.0	7.8	159.2	1,634	0.10
Lebanon	340	0.02	41.0	1.1	39.9	590	0.04
Lesotho	663	0.04	80.0	2.3	77.6	913	0.06
Liberia	463	0.03	55.9	2.6	53.3	713	0.04
Libya	7,840	0.50	945.8	57.0	888.8	8,090	0.50
Lithuania	1,507	0.10	181.8	8.7	173.1	1,757	0.11
Luxembourg	1,652	0.10	199.3	9.8	189.5	1,902	0.12
Macedonia, former Yugoslav Republic of	427	0.03	51.5	3.2	48.3	677	0.04
Madagascar	1,422	0.09	171.5	8.1	163.5	1,672	0.10
Malawi	1,094	0.07	132.0	5.6	126.4	1,344	0.08

	Subscriptions					Voting Power
		Percentage			Amounts	Number	Percentage
		of	Total	Amounts	subject	of	of
Member	Shares	total	amounts	paid in(a)	to call(a),(b)	votes	total
Malaysia	8,244	0.52%	$994.5	$59.5	$935.0	8,494	0.52%
Maldives	469	0.03	56.6	0.9	55.7	719	0.04
Mali	1,162	0.07	140.2	6.1	134.1	1,412	0.09
Malta	1,074	0.07	129.6	5.4	124.1	1,324	0.08
Marshall Islands	469	0.03	56.6	0.9	55.7	719	0.04
Mauritania	900	0.06	108.6	4.1	104.4	1,150	0.07
Mauritius	1,242	0.08	149.8	6.7	143.1	1,492	0.09
Mexico	18,804	1.20	2,268.4	139.0	2,129.4	19,054	1.18
Micronesia, Federated States of	479	0.03	57.8	1.0	56.8	729	0.05
Moldova	1,368	0.09	165.0	7.6	157.4	1,618	0.10
Mongolia	466	0.03	56.2	2.3	53.9	716	0.04
Montenegro(c)	688	0.04	83.0	3.2	79.83	938	0.06
Morocco	4,973	0.32	599.9	34.8	565.1	5,223	0.32
Mozambique	930	0.06	112.2	4.8	107.4	1,180	0.07
Myanmar	2,484	0.16	299.7	16.1	283.6	2,734	0.17
Namibia	1,523	0.10	183.7	8.8	174.9	1,773	0.11
Nepal	968	0.06	116.8	4.6	112.1	1,218	0.08
Netherlands	35,503	2.26	4,282.9	264.8	4,018.1	35,753	2.21
New Zealand	7,236	0.46	872.9	51.9	821.0	7,486	0.46
Nicaragua	608	0.04	73.3	2.1	71.3	858	0.05
Niger	852	0.05	102.8	3.8	99.0	1,102	0.07
Nigeria	12,655	0.80	1,526.6	92.7	1,433.9	12,905	0.80
Norway	9,982	0.63	1,204.2	72.6	1,131.6	10,232	0.63
Oman	1,561	0.10	188.3	9.1	179.2	1,811	0.11
Pakistan	9,339	0.59	1,126.6	67.8	1,058.9	9,589	0.59
Palau	16	*	1.9	0.2	1.8	266	0.02
Panama	385	0.02	46.4	3.2	43.2	635	0.04
Papua New Guinea	1,294	0.08	156.1	7.1	149.0	1,544	0.10
Paraguay	1,229	0.08	148.3	6.6	141.6	1,479	0.09
Peru	5,331	0.34	643.1	37.5	605.6	5,581	0.34
Philippines	6,844	0.43	825.6	48.9	776.7	7,094	0.44
Poland	10,908	0.69	1,315.9	79.6	1,236.3	11,158	0.69
Portugal	5,460	0.35	658.7	38.5	620.2	5,710	0.35
Qatar	1,096	0.07	132.2	9.0	123.3	1,346	0.08
Romania	4,011	0.25	483.9	30.5	453.4	4,261	0.26
Russian Federation	44,795	2.85	5,403.8	333.9	5,070.0	45,045	2.78
Rwanda	1,046	0.07	126.2	5.2	120.9	1,296	0.08
St. Kitts and Nevis	275	0.02	33.2	0.3	32.9	525	0.03
St. Lucia	552	0.04	66.6	1.5	65.1	802	0.05
St. Vincent and the Grenadines	278	0.02	33.5	0.3	33.2	528	0.03
Samoa	531	0.03	64.1	1.4	62.7	781	0.05
San Marino	595	0.04	71.8	2.5	69.3	845	0.05
São Tomé and Principe	495	0.03	59.7	1.1	58.6	745	0.05
Saudi Arabia	44,795	2.85	5,403.8	335.0	5,068.9	45,045	2.78
Senegal	2,072	0.13	250.0	13.0	237.0	2,322	0.14
Serbia(d)	2,846	0.18	343.3	21.5	321.9	3,096	0.19
Seychelles	263	0.02	31.7	0.2	31.6	513	0.03
Sierra Leone	718	0.05	86.6	3.0	83.6	968	0.06
Singapore	320	0.02	38.6	3.9	34.7	570	0.04
Slovak Republic	3,216	0.20	388.0	23.0	365.0	3,466	0.21

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
		Percentage			Amounts	Number	Percentage
		of	Total	Amounts	subject	of	of
Member	Shares	total	amounts	paid in(a)	to call(a),(b)	votes	total

Slovenia	1,261	0.08%	$152.1	$9.5	$142.6	1,511	0.09%
Solomon Islands	513	0.03	61.9	1.2	60.7	763	0.05
Somalia	552	0.04	66.6	3.3	63.3	802	0.05
South Africa	13,462	0.86	1,624.0	98.8	1,525.2	13,712	0.85
Spain	27,997	1.78	3,377.4	206.8	3,170.6	28,247	1.74
Sri Lanka	3,817	0.24	460.5	26.1	434.3	4,067	0.25
Sudan	850	0.05	102.5	7.2	95.3	1,100	0.07
Suriname	412	0.03	49.7	2.0	47.7	662	0.04
Swaziland	440	0.03	53.1	2.0	51.1	690	0.04
Sweden	14,974	0.95	1,806.4	110.2	1,696.2	15,224	0.94
Switzerland	26,606	1.69	3,209.6	197.2	3,012.4	26,856	1.66
Syrian Arab Republic	2,202	0.14	265.6	14.0	251.7	2,452	0.15
Tajikistan	1,060	0.07	127.9	5.3	122.5	1,310	0.08
Tanzania	1,295	0.08	156.2	10.0	146.2	1,545	0.10
Thailand	6,349	0.40	765.9	45.2	720.7	6,599	0.41
Timor-Leste	517	0.03	62.4	1.9	60.4	767	0.05
Togo	1,105	0.07	133.3	5.7	127.6	1,355	0.08
Tonga	494	0.03	59.6	1.1	58.5	744	0.05
Trinidad and Tobago	2,664	0.17	321.4	17.6	303.7	2,914	0.18
Tunisia	719	0.05	86.7	5.7	81.1	969	0.06
Turkey	8,328	0.53	1,004.6	59.8	944.8	8,578	0.53
Turkmenistan	526	0.03	63.5	2.9	60.5	776	0.05
Uganda	617	0.04	74.4	4.4	70.1	867	0.05
Ukraine	10,908	0.69	1,315.9	79.3	1,236.6	11,158	0.69
United Arab Emirates	2,385	0.15	287.7	22.6	265.1	2,635	0.16
United Kingdom	69,397	4.41	8,371.7	539.5	7,832.2	69,647	4.30
United States	264,969	16.84	31,964.5	1,998.4	29,966.2	265,219	16.38
Uruguay	2,812	0.18	339.2	18.6	320.7	3,062	0.19
Uzbekistan	2,493	0.16	300.7	16.1	284.7	2,743	0.17
Vanuatu	586	0.04	70.7	1.8	68.9	836	0.05
Venezuela, República Bolivariana de	20,361	1.29	2,456.2	150.8	2,305.5	20,611	1.27
Vietnam	968	0.06	116.8	8.1	108.7	1,218	0.08
Yemen, Republic of	2,212	0.14	266.8	14.0	252.8	2,462	0.15
Zambia	2,810	0.18	339.0	20.0	319.0	3,060	0.19
Zimbabwe	3,325	0.21	401.1	22.4	378.7	3,575	0.22
Total—June 30, 2007(b)	1,573,349	100.00%	$189,801	$11,486	$178,315	1,619,599	100.00%

Total—June 30, 2006	1,572,661		$189,718	$11,483	$178,235	1,618,661

* Indicates amounts less than 0.005 percent.

NOTES

(a) See Notes to Financial Statements—Note B.

(b) May differ from the sum of individual figures shown due to rounding

(c) Montenegro became a member of IBRD on January 18, 2007 (Note B, Membership).

(d) Serbia assumed the membership of Serbia and Montenegro in IBRD in July 2006 (Note B, Membership).

The Notes to Financial Statements are an integral part of these Statements.

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliates are disclosed in the notes that follow. IDA’s main goal is to reduce poverty through promoting sustainable economic development in the less developed areas of the world included in IDA’s membership by providing a combination of grants and financing on concessionary terms. IFC’s purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member’s guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provision for losses on loans and guarantees, the determination of net periodic income from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years’ information have been made to conform with the current year’s presentation.

On August 2, 2007, the Executive Directors approved these financial statements for issue.

Translation of Currencies: IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD’s financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD’s resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are reflected in Accumulated Other Comprehensive Income.

Valuation of Capital Stock: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

Maintenance of Value: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of restricted currencies (see Note B). Maintenance of value amounts are determined by measuring the foreign exchange value of a member’s currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net receivable or payable MOV amounts relating to restricted currencies out on loan, invested, swapped, or loaned to the member by IBRD or through IFC, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included as a component of equity under Amounts to Maintain Value of Currency Holdings. For restricted currencies used in IBRD’s lending and investing operations, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

Transfers Approved by the Board of Governors: In accordance with IBRD’s Articles of Agreement, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. These transfers, referred to as “Board of Governors-approved transfers”, are reported as expenses on the Statement of Income in the year of approval. The transfers may be funded from prior year’s Unallocated Net Income or Surplus. If the transfer is funded from Surplus, there is a concurrent transfer from Surplus to the current year’s Unallocated Net Income (Loss) within Retained Earnings in an amount equivalent to the expense recognized.

Retained Earnings: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus and Cumulative FAS 133 Adjustments) and Unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments—Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This Pension Reserve is reduced when pension accounting expenses exceed the actual funding of these plans.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative FAS 133 Adjustments consist of the effects associated with the application of FAS 133(a) from prior years. At June 30, 2007, this amount includes the one-time cumulative effect of the adoption of FAS 133 on July 1, 2000, the reclassification and amortization of the transition adjustments for prior fiscal years, the unrealized gains or losses on non-trading derivatives as defined by FAS 133, for prior fiscal years, and the cumulative effect of the adoption of FAS 155 (which amended FAS 133) on July 1, 2006.

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved transfers, and the equivalent amount for transfers funded from Surplus.

Loans: All of IBRD’s loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan’s terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fee amortization is included in Interest

(a)          For the purpose of this document, FAS 133 refers to the Statement of Financial Accounting Standards (FAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by subsequent Standards.

under Income from Loans on the Statement of Income.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

Exceptions were made to this practice during fiscal years 1996 and 2002 with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SaM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY). These exceptions were based on criteria approved by the Executive Directors in fiscal year 1996 which limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/ refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

When modifications are made to the terms of existing loans, IBRD performs an evaluation to determine the required accounting treatment, including; whether the modifications would result in the affected loans being accounted for as new loans, or as a continuation of the existing loans.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member’s loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s loans may not automatically emerge from nonaccrual status, even though the member’s eligibility for new loans may have been restored. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

Guarantees: IBRD generally provides guarantees of loans undertaken for, or securities issued in support of, projects located within a member country eligible for IBRD loans, as well as loans undertaken or securities issued by entities eligible for IBRD development policy lending. These financial guarantees are commitments issued by IBRD to guarantee payment performance by a borrower to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

For guarantees issued or modified after December 31, 2002, IBRD records the fair value of the obligation to stand ready, and a corresponding asset in the financial statements.

Guarantee fee income received is deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

Accumulated Provision for Losses on Loans and Guarantees: Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. IBRD has not written off any of its loans.

Management determines the appropriate level of accumulated provisions for losses on loans and guarantees. IBRD’s accumulated provision for losses on loans and guarantees reflects the probable losses inherent in its nonaccrual and accrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First, the total loan portfolio is segregated into the accrual and nonaccrual portfolios. In both portfolios, the exposure for each country (defined as loans outstanding plus the present value of guarantees) is then assigned a credit risk rating. With respect to countries with loans in the accrual portfolio, these loans are grouped according to the assigned borrower risk rating. Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. The provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default.

The determination of borrowers’ ratings is based on both quantitative and qualitative analyses of various factors. IBRD periodically reviews these factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Adjustments to the accumulated provision are recorded as a charge or addition to income.

Statement of Cash Flows: For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of unrestricted currencies Due from Banks.

Investments: Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. At June 30, 2007 and June 30, 2006, all investment securities were held in a trading portfolio. Investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair value. The first-in first-out (FIFO) method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in income. Derivative instruments are used in liquidity management to enhance investment returns. These derivatives are carried at fair value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received: Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at historical cost. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to IBRD under the repurchase and security lending arrangements and the securities transferred to counterparties under the resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on IBRD’s balance sheet, and securities received under resale agreements are not recorded on IBRD’s balance sheet.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital: Payments on these instruments are due to IBRD upon demand and are held in bank accounts which bear IBRD’s name. Accordingly, these instruments are carried and reported at face value as assets on the Balance Sheet.

Premises and Equipment: Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and adjustable interest rates.

Following IBRD’s early adoption of Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (FAS 155) effective July 1, 2006, IBRD has elected to apply fair value measurement to certain qualifying debt instruments in its borrowings portfolio which are hybrid financial instruments, with the changes in fair value being reported in net income. All other borrowings are reported on the Balance Sheet at amortized cost. Issuance costs associated with a bond offering are deferred and amortized over the period during which the bond is outstanding. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the Statement of Income.

IBRD uses derivatives in its borrowing and liability management activities. In the borrowing portfolio, derivatives are used to take advantage of cost saving opportunities in non-target currencies in various capital markets. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio, and are carried at fair value in accordance with FAS 133. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the Statement of Income.

Accounting for Derivatives: IBRD complies with the derivative accounting requirements of FAS 133. FAS 133 requires that derivative instruments, as defined by these standards, be recorded on the balance sheet at fair value.

IBRD uses derivative instruments in its investments, loans and borrowings portfolios and for asset/liability management purposes. It also offers derivatives intermediation services to clients. In applying FAS 133 for the purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in fair value have been recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not appropriately reflect IBRD’s risk management strategies.

Valuation of Financial Instruments: Derivative financial instruments, all qualifying hybrid debt instruments and investment securities are recorded in IBRD’s financial statements at fair value. Disclosures related to the fair value of these, and other financial instruments are included in Note O. Fair value is based on market quotations when possible. Financial instruments for which market quotations are not readily available have been valued based on discounted cash flow models using market estimates of cash flows and discount rates. All the financial models used for valuing IBRD’s financial instruments are subject to both internal and periodic external verification and review. These models use market sourced inputs such as interest rates, exchange rates, and volatilities. Selection of these inputs may involve some judgement, as does estimating prices when no external parameters exist.

Accounting for Grant Expenses: IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved transfers, when incurred.

Accounting and Reporting Developments: On July 1, 2006, IBRD early adopted FAS 155, which amends certain provisions of FAS 133 and FAS 140. As permitted by FAS 155, IBRD has elected to apply fair value measurement to all qualifying hybrid debt instruments in its borrowings portfolio. The impact of the adoption of FAS 155, as well as the related disclosure requirements, are discussed further in Note N.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). This standard defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. It is effective for annual periods beginning on or after November 15, 2007 (Fiscal year ending June 30, 2009 for IBRD), and interim periods within those fiscal years. IBRD is currently assessing the impact of this standard on its financial statements.

In September 2006, FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158). FAS 158 requires employers to recognize on their balance sheets the funded status of their defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligation. Actuarial gains or losses and prior service costs or credits that arise during the period are recognized as part of Other Comprehensive Income, to the extent they are not recognized as components of the net periodic benefit cost. Additionally, upon adoption, FAS 158 requires unrecognized net actuarial gains or losses and unrecognized prior service costs to be recognized in the ending balance of Accumulated

Other Comprehensive Income. These amounts will be adjusted as they are subsequently recognized as components of net periodic benefit cost, based upon the current amortization and recognition requirements of Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (FAS 87) and Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (FAS 106). FAS 158 is applicable to IBRD’s financial statements as of June 30, 2007 and the impact of its adoption is discussed further in Note K.

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159). This standard permits entities to choose to measure many financial instruments and certain other items at fair value. It is effective for annual periods beginning after November 15, 2007 (Fiscal year ending June 30, 2009 for IBRD). IBRD is currently assessing the impact of this standard on its financial statements.

NOTE B—CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock: At June 30, 2007, IBRD’s capital comprised 1,581,724 authorized shares (1,581,724 shares—June 30, 2006), of which 1,573,349 shares (1,572,661 shares—June 30, 2006) had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,486 million ($11,483 million—June 30, 2006) has been paid in, and the remaining $178,315 million ($178,235 million—June 30, 2006) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member, are outstanding.

Currencies Subject to Restrictions: A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses.

Maintenance of Value: As of June 30, 2007, IBRD had positive $108 million (positive $52 million—June 30, 2006) of net MOV amounts classified as a component of equity. Of this amount, IBRD had a net MOV payable of $260 million ($177 million—June 30, 2006) relating to restricted currencies out on loan, invested, swapped, or loaned to the member by IBRD or through IFC, which become payable by IBRD on the same terms as other MOV obligations only after such currencies are repaid to IBRD. The remaining amount is a net MOV receivable of $152 million ($125 million—June 30, 2006), representing receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned.

Membership: Following Montenegro’s declaration of independence from Serbia on June 3, 2006, the Republic of Serbia assumed the membership of Serbia and Montenegro (SaM) in IBRD in July 2006, retaining SaM’s existing subscription and voting power.

On January 18, 2007, the Republic of Montenegro (Montenegro) became a member of IBRD. At that time, Montenegro agreed to assume responsibility for its portion of the financial obligations formerly undertaken by SaM with IBRD.

NOTE C—INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, corporate and asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial derivatives including futures, currency swaps (including currency forward contracts), interest rate swaps, options and swaptions.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA-; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization or any other official entity other than the government of a member country, with a minimum credit rating of AA-. For corporate and asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

Time deposits include certificates of deposit, bankers’ acceptances and other obligations issued or unconditionally guaranteed by banks or other financial institutions. IBRD may only invest in time deposits issued or guaranteed by financial institutions whose senior debt securities are rated at least A-.

With respect to futures and options, IBRD generally closes out most open positions prior to expiration. Futures are settled on a daily basis. For options, IBRD only invests in exchange-traded options. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

As of June 30, 2007 and June 30, 2006 there were no short sales included in Payable for Investment Securities Purchased on the Balance Sheet.

As of June 30, 2007, IBRD had received $288 million ($154 million—June 30, 2006) of securities under resale agreements. None of these securities had been transferred under repurchase or security lending agreements as of June 30, 2007 or June 30, 2006.

For the fiscal year ended June 30, 2007, IBRD had included $24 million of unrealized gains in income (unrealized gains of $4 million—June 30, 2006 and unrealized gains of $3 million—June 30, 2005).

A summary of IBRD’s trading portfolio at June 30, 2007 and June 30, 2006, is as follows:

In millions of U.S. dollars

	2007	2006
	Carrying Value	Carrying Value
Investments—Trading
Government and agency obligations	$9,023	$8,163
Time deposits	9,224	13,473
Asset-backed securities	4,807	4,036

Total	$23,054	$25,672

The following table summarizes the currency composition of IBRD’s trading portfolio at June 30, 2007 and June 30, 2006:

In millions of U.S. dollars equivalent

	2007		2006
		Average		Average
		Repricing	Carrying	Repricing
Currency	Carrying Value	(years)(a)	Value	(years)(a)

Euro	$3,873	1.53	$4,451	2.56
Japanese yen	763	4.28	3,012	0.20
U.S. dollars	15,964	1.33	16,658	0.56
Others	2,454	0.84	1,551	1.18

Total	$23,054	1.41	$25,672	0.90

(a)   The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of June 30, 2007 and June 30, 2006:

In millions of U.S. dollars

	Carrying Value
	2007	2006

Investments—Trading	$23,054	$25,672
Securities purchased under resale agreements	282	154
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(193)	—

Receivable from derivatives
Currency forward contracts	3,373	2,934
Currency swaps	3,693	4,524
Interest rate swaps	72	67

Total	7,138	7,525

Payable for derivatives
Currency forward contracts	(3,375)	(2,901)
Currency swaps	(4,139)	(5,045)
Interest rate swaps	(13)	(14)

Total	(7,527)	(7,960)

Cash held in investment portfolio(a)	4	31
Receivable from investment securities traded	81	282
Payable for investment securities purchased	(662)	(850)

Net Investment Portfolio	$22,177	$24,854

(a)   This amount is included in Unrestricted Currencies under Due from Banks on the balance sheet.

The following table summarizes the currency composition of IBRD’s net investment portfolio after the impact of derivatives at June 30, 2007 and June 30 2006:

In millions of U.S. dollars equivalent

	2007		2006
Currency	Carrying Value	Average Repricing (years)a	Carrying Value	Average Repricing (years)(a)

U.S. dollars	$21,495	0.18	$23,054	0.12
Others	682	0.20	1,800	1.23

Total	$22,177	0.18	$24,854	0.20

(a)   The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

NOTE D—LOANS AND GUARANTEES

IBRD’s loan portfolio includes multicurrency loans, single currency pool loans, single currency loans and fixed spread loans. Single currency loans (variable spread loans and fixed-rate single currency loans), and fixed spread loans, include special development policy loans. At June 30, 2007 only variable spread loans and fixed spread loans, including special development policy loans, were available for new commitments.

Waivers of Loan Charges

Waivers of a portion of interest on loans to all eligible borrowers, a portion of the commitment charge on undisbursed balances on all eligible loans, and a portion of the front-end fee charged on all eligible loans, are approved annually by the Executive Directors of IBRD.

A summary of waivers of loan charges for the fiscal years ended June 30, 2007 and June 30, 2006, is as follows:

Basis points

	Offered
	since	2007		2006
Interest waivers
Old loans(a)	1992	5		5
New loans(b)	1999	25		25
Commitment charge waivers	1990	50		50
Front-end fee waivers(c)	2005	100	(d)	75

(a)   Loans for which the invitation to negotiate was issued prior to July 31, 1998.

(b)   Loans for which the invitation to negotiate was issued on or after July 31, 1998.

(c)    On all loans other than special development policy loans.

(d)   Applicable to loans presented to the Board between August 7, 2006 and the date on which the Board approves a front end fee waiver for the fiscal year ending June 30, 2008.

The reduction in net income for the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	2007	2006	2005

Interest waivers	$152	$138	$125
Commitment charge waivers	132	128	125
Front-end fee waivers	9	2	1
Total	$293	$268	$251

A summary of IBRD’s outstanding loans by currency and by interest rate characteristics (fixed or adjustable) at June 30, 2007 and June 30, 2006 follows:

In millions of U.S. dollars equivalent

	2007
	Euro		Japanese yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Total

Multicurrency loans(a)
Amount	$169	$3,481	$126	$2,621	$165	$2,823	$119	$414	$579	$9,339	$9,918
Weighted average rate (%)(b)	5.76	6.01	5.39	6.01	6.94	6.01	5.95	6.01	6.05	6.01	6.01
Average Maturity (years)	1.73	2.85	1.74	2.85	1.38	2.61	3.32	2.85	1.96	2.78	2.73

Single currency pools
Amount	$—	$1,263	$—	$7	$—	$5,374	$—	$—	$—	$6,644	$6,644
Weighted average rate (%)(b)	—	4.09	—	0.60	—	6.88	—	—	—	6.35	6.35
Average Maturity (years)	—	1.75	—	1.25	—	2.32	—	—	—	2.21	2.21

Single currency loans
Amount	$278	$4,068	$—	$125	$4,540	$40,150	$—	$1	$4,818	$44,344	$49,162
Weighted average rate (%)(b)	5.00	4.40	—	0.83	6.02	5.66	—	2.61	5.97	5.53	5.57
Average Maturity (years)	2.11	5.50	—	4.36	2.37	5.22	—	1.48	2.35	5.24	4.96

Fixed-spread loans
Amount	$3,406	$4,480	$8	$181	$5,935	$17,867	$154	$50	$9,503	$22,578	$32,081
Weighted average rate (%)(b)	5.27	4.61	2.32	1.23	5.33	5.89	9.38	8.29	5.37	5.60	5.53
Average maturity (years)	10.21	8.07	9.36	12.00	6.56	7.48	5.41	7.34	7.85	7.64	7.70

Loans Outstanding
Amount	$3,853	$13,292	$134	$2,934	$10,640	$66,214	$273	$465	$14,900	$82,905	$97,805
Weighted average rate (%)(b)	5.27	4.86	5.21	5.48	5.65	5.84	7.88	6.24	5.59	5.67	5.66
Average Maturity (years)	9.25	5.32	2.18	3.47	4.69	5.48	4.49	3.33	5.85	5.37	5.44

Loans Outstanding											$97,805
Less accumulated provision for loan losses and deferred loan income											2,372
Net loans outstanding											$95,433

Note:  For footnotes see following page.

In millions of U.S. dollars equivalent

	2006
	Euro		Japanese yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Fixed	Adjust.	Total

Multicurrency loans(a)
Amount	$40	$4,239	$32	$3,633	$87	$3,578	$105	$409	$264	$11,859	$12,123
Weighted average rate (%)(b)	9.25	5.16	7.89	5.16	9.32	5.16	6.16	5.16	7.88	5.16	5.22
Average Maturity (years)	0.01	3.15	0.01	3.15	0.36	2.97	3.94	3.15	1.68	3.09	3.06

Single currency pools
Amount	$—	$1,446	$—	$12	$—	$7,876	$—	$—	$—	$9,334	$9,334
Weighted average rate (%)(b)	—	2.90	—	0.27	—	5.30	—	—	—	4.92	4.92
Average Maturity (years)	—	2.18	—	1.42	—	2.49	—	—	—	2.44	2.44

Single currency loans
Amount	$487	$3,653	$—	$140	$8,142	$40,810	$—	$1	$8,629	$44,604	$53,233
Weighted average rate (%)(b)	5.28	3.17	—	0.27	6.15	5.37	—	1.56	6.10	5.17	5.32
Average Maturity (years)	2.61	5.79	—	4.92	2.59	5.36	—	1.98	2.59	5.40	4.94

Fixed-spread loans
Amount	$2,818	$3,699	$4	$138	$5,575	$16,030	$—	$50	$8,397	$19,917	$28,314
Weighted average rate (%)(b)	5.44	3.45	2.16	0.85	5.09	5.68	—	8.43	5.21	5.24	5.23
Average maturity (years)	10.87	8.49	9.95	13.44	6.64	7.56	—	7.95	8.06	7.78	7.86

Loans Outstanding
Amount	$3,345	$13,037	$36	$3,923	$13,804	$68,294	$105	$460	$17,290	$85,714	$103,004
Weighted average rate (%)(b)	5.46	3.87	7.26	4.82	5.74	5.42	6.16	5.50	5.69	5.16	5.25
Average Maturity (years)	9.53	5.30	1.11	3.57	4.21	5.42	3.94	3.66	5.23	5.31	5.30

Loans Outstanding											$103,004
Less accumulated provision for loan losses and deferred loan income											2,783
Net loans outstanding											$100,221

(a)       Includes loans issued prior to 1980, and loans to IFC, in addition to multicurrency pool loans.

(b)       Excludes effects of any waivers of loan interest.

The maturity structure of IBRD’s loans at June 30, 2007 and June 30, 2006 is as follows:

In millions of U.S. dollars

	2007
	July 1, 2007	July 1, 2008	July 1, 2012
	through	through	through
Product/Rate Type	June 30, 2008	June 30, 2012	June 30, 2017	Thereafter	Total
Multicurrency loans
Fixed	$278	$233	$68	$—	$579
Adjustable	2,360	5,518	1,360	101	9,339
Single currency pools
Fixed	—	—	—	—	—
Adjustable	2,126	3,865	653	—	6,644
Single currency loans
Fixed	1,252	3,129	437	—	4,818
Adjustable	4,182	19,240	16,379	4,543	44,344
Fixed-spread loans
Fixed	224	2,774	4,278	2,227	9,503
Adjustable	684	6,478	9,474	5,942	22,578
All Loans
Fixed	1,754	6,136	4,783	2,227	14,900
Adjustable	9,352	35,101	27,866	10,586	82,905
Total loans outstanding	$11,106	$41,237	$32,649	$12,813	$97,805

In millions of U.S. dollars

	2006
	July 1, 2006	July 1, 2007	July 1, 2011
	through	through	through
Product/Rate Type	June 30, 2007	June 30, 2011	June 30, 2016	Thereafter	Total
Multicurrency loans
Fixed	$202	$12	$42	$8	$264
Adjustable	2,544	6,920	2,274	121	11,859
Single currency pools
Fixed	—	—	—	—	—
Adjustable	2,701	5,438	1,193	2	9,334
Single currency loans
Fixed	2,008	5,636	985	—	8,629
Adjustable	4,204	18,344	16,918	5,138	44,604
Fixed-spread loans
Fixed	175	2,391	3,797	2,034	8,397
Adjustable	377	4,785	9,462	5,293	19,917
All Loans
Fixed	2,385	8,039	4,824	2,042	17,290
Adjustable	9,826	35,487	29,847	10,554	85,714
Total loans outstanding	$12,211	$43,526	$34,671	$12,596	$103,004

Guarantees

IBRD has provided partial guarantees of loans syndicated by other financial institutions for projects. In addition, IBRD has also provided partial guarantees of securities issued by an entity eligible for IBRD loans, or in support of programs also financed by IBRD through regular loans. IBRD’s partial guarantees of such securities are included in the guarantees amount mentioned below.

Guarantees of $938 million were outstanding at June 30, 2007 ($995 million—June 30, 2006). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet.   Most of these guarantees have maturities ranging between 5 and 15 years, and expire in decreasing amounts through 2024.

At June 30, 2007, liabilities related to IBRD’s obligations under guarantees of $21 million ($22 million—June 30, 2006), have been included in Accounts Payable and Miscellaneous Liabilities on the Balance Sheet. These include the accumulated provision for guarantee losses of $10 million ($11 million—June 30, 2006).

During the fiscal year ended June 30, 2007 and June 30, 2006, no guarantees provided by IBRD were called.

Overdue Amounts

At June 30, 2007, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005:

In millions of U.S. dollars

	2007	2006
Recorded investment in nonaccrual loans(a)	$1,070	$1,038
Accumulated provision for loan losses on nonaccrual loans	847	816
Average recorded investment in nonaccrual loans for the fiscal year	1,057	2,365
Overdue amounts of nonaccrual loans:	1,185	1,000
Principal	705	577
Interest and charges	480	423

(a)       A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	2007	2006	2005
Interest income recognized on loans in nonaccrual status at end of fiscal year	$—	$1	$118
Interest income not recognized as a result of loans being in nonaccrual status	$55	$51	$65

A summary of countries with loans or guarantees in nonaccrual status at June 30, 2007 follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since

Côte d’Ivoire	$473	$347	November 2004
Liberia	152	421	June 1987
Zimbabwe	445	417	October 2000
Total	$1,070	$1,185

Effective October 6, 2006, all loans to, or guaranteed by, Seychelles were restored to accrual status following the clearance of all overdue payments of loan principal, interest and charges due to IBRD by Seychelles. The impact of this event on income from loans for the fiscal year was less than $1 million, the majority of which represents income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

During the fiscal year ended June 30, 2006, all loans outstanding to SaM were restored to accrual status following management’s determination that a suitable period of policy and payments performance had passed subsequent to the clearance of all arrears to IBRD in January 2002. Loan income for the fiscal year increased by $19 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

Accumulated Provision for Losses on Loans and Guarantees

IBRD has always eventually collected all contractual principal and interest on its loans. However, IBRD suffers losses resulting from the difference between the discounted present value of payments for interest and charges according to the related loan’s contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. To recognize the probable losses inherent in its loan and guarantee portfolio, IBRD maintains an accumulated provision for losses on loans and guarantees.

Changes to the accumulated provision for losses on loans and guarantees for the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005 are summarized below:

In millions of U.S. dollars

	June 30, 2007	June 30, 2006	June 30, 2005
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$2,307	$3,022	$3,520
Release of provision for losses on loans and guarantees	(405)	(724)	(502)
Translation adjustment	40	9	4
Accumulated provision for losses on loans and guarantees, end of the fiscal year	$1,942	$2,307	$3,022
Composed of:
Accumulated provision for loan losses	$1,932	$2,296	$3,009
Accumulated provision for guarantee losses	10	11	13
Total	$1,942	$2,307	$3,022

Reported as Follows
	Balance Sheet	Statement of Income
Allowance for Losses on:
Loans	Accumulated Provision for Loan Losses	Release of Provision for Losses on Loans and Guarantees
Guarantees	Accounts Payable and Miscellaneous Liabilities	Release of Provision for Losses on Loans and Guarantees

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPC), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide debt relief for those countries that have demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. In addition, on March 28, 2006, the Executive Directors of IDA approved IDA’s participation in the Multilateral Debt Relief Initiative (MDRI). The objective of the MDRI is to provide additional debt relief support to HIPC countries. In determining the adequacy of the accumulated provision for losses on loans and guarantees, IBRD has taken the situation of these countries into consideration, although IBRD has not entered into any commitments to provide debt relief under these initiatives.

Local Currency Lending to IFC

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At June 30, 2007, the loan balance under this facility amounted to $50 million at an interest rate of 3.96%. This loan is not eligible for interest waivers.

NOTE E—BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD’s overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD initiates swap transactions with a list of authorized counterparties all of which are rated single A or above. Credit limits have been established for each counterparty.

The following table summarizes IBRD’s borrowing portfolio at June 30, 2007 and June 30, 2006:

In millions of U.S. dollars

	2007				2006
		Net	Net			Net	Net
		Unamortized	unrealized			Unamortized	unrealized
	Principal at	Premium	(gains)		Principal at	Premium	(gains)
	Face Value	(Discount)	losses(a)	Total	Face Value	(Discount)	losses(a)	Total

Direct Borrowings	$89,977	$(1,146)	$(1,072)	$87,759	$96,063	$(1,261)	$1,033	$95,835
Currency Swap Agreements (Net)	(6,851)	626	59	(6,166)	(4,772)	682	71	(4,019)
Interest Rate Swap Agreements (Net)(b),(c)	(601)	123	(13)	(491)	(394)	(10)	206	(198)

	$82,525	$(397)	$(1,026)	$81,102	$90,897	$(589)	$1,310	$91,618

(a)	This refers to “net unrealized (gains) losses on non-trading derivatives and borrowings measured at fair value, per FAS 133.
(b)	The negative $601 million at June 30, 2007 (negative $394 million—June 30, 2006) represents the net unamortized discount on zero coupon trades.
(c)	The net unamortized premium of $123 million at June 30, 2007 (net unamortized discount of $10 million—June 30, 2006), represents the unamortized premium (discount) on non zero coupon trades.

The following tables summarize IBRD’s borrowing portfolio by currency and product at June 30, 2007 and June 30, 2006:

Borrowings, Currency Swap Agreements and Interest Rate Swap Agreements at June 30, 2007

In millions of U.S. dollars equivalent

				Currency			Interest rate
	Direct borrowings			swap agreements			swap agreements(a)			Net currency obligations
							Notional
			Average	Amount		Average	Amount		Average	Amount		Average
Currency/		WAC(b)	maturity	payable	WAC(b)	maturity	payable	WAC(b)	maturity	payable	WAC(b)	maturity(c)
Rate type	Amount	(%)	(years)	(receivable)	(%)	(years)	(receivable)	(%)	(years)	(receivable)	(%)	(years)

Euro
Fixed	$7,498	5.68	6.55	$951	6.01	8.68	$2,529	5.12	10.52	$10,977	5.58	7.65
				(6,640)	5.39	5.90	(497)	5.36	4.67	(7,137)	5.39	5.81
Adjustable	3,878	5.45	5.74	9,644	4.05	4.07	465	4.24	4.41	13,987	4.44	4.55
				(4,521)	5.47	5.86	(2,529)	4.57	10.52	(7,050)	5.15	7.53
Japanese yen
Fixed	2,581	4.05	4.52	186	4.51	10.74	5	1.84	16.00	2,772	4.08	4.96
				(1,258)	4.75	4.85	(1,004)	2.05	1.34	(2,262)	3.55	3.29
Adjustable	9,352	5.12	23.25	861	2.26	1.81	1,004	0.42	1.34	11,217	4.48	19.65
				(9,662)	4.85	22.22	(5)	1.84	16.00	(9,667)	4.85	22.22
U. S. dollars
Fixed	29,644	5.39	4.94	950	9.88	5.12	13,555	5.04	7.36	44,148	5.38	5.69
				(820)	7.61	3.30	(27,714)	4.70	4.92	(28,533)	4.79	4.87
Adjustable	3,035	4.26	3.25	47,888	5.15	8.44	31,335	5.21	4.53	82,258	5.14	6.76
				(10,728)	5.22	4.32	(17,745)	5.35	6.34	(28,473)	5.30	5.58
Others
Fixed	33,508	6.33	4.86	2,800	6.09	5.70	—	—	—	36,308	6.31	4.92
				(36,082)	6.27	4.94	(187)	7.43	0.44	(36,269)	6.28	4.91
Adjustable	483	7.76	11.54	203	8.98	11.45	187	5.77	0.44	873	7.62	9.14
				(623)	7.82	9.01	—	—	—	(623)	7.82	9.01
Total(d)
Fixed	73,230	5.80	5.05	4,886			16,088			94,204	5.72	5.60
				(44,799)			(29,402)			(74,201)	5.53	4.93
Adjustable	16,747	5.11	15.24	58,597			32,991			108,335	5.00	7.83
				(25,535)			(20,278)			(45,813)	5.22	9.44
Principal at face value	$89,977	5.68	6.95	$(6,851)			$(601)			$82,525	5.55	6.99

(a)	Excludes forward-starting swaps of $8,684 million (mechanism for managing debt overhang in currency pool products).
(b)	wac refers to weighted average cost.
(c)	at june 30, 2007, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.
(d)	May differ from the sum of individual figures due to rounding.

Borrowings, Currency Swap Agreements and Interest Rate Swap Agreements at June 30, 2006

In millions of U.S. dollars equivalent

				Currency			Interest rate(a)
	Direct borrowings			swap agreements			swap agreements			Net currency obligations
							Notional
			Average	Amount		Average	amount		Average	Amount		Average
Currency/		WAC(b)	maturity	payable	WAC(b)	maturity	payable	WAC(b)	maturity	payable	WAC(b)	maturity(c)
Rate type	Amount	(%)	(years)	(receivable)	(%)	(years)	(receivable)	(%)	(years)	(receivable)%)		years)

Euro
Fixed	$7,134	6.29	6.56	$1,064	5.58	6.50	$2,131	5.32	11.44	$10,329	6.02	7.56
				(6,574)	6.04	5.67	(128)	6.33	7.44	(6,702)	6.04	5.70
Adjustable	3,664	6.22	6.68	9,691	2.96	3.40	102	3.22	6.91	13,457	3.85	4.32
				(4,266)	6.29	6.81	(2,131)	3.47	11.44	(6,397)	5.35	8.35
Japanese yen
Fixed	2,917	4.16	5.11	189	4.51	11.72	2	1.77	16.81	3,108	4.18	5.52
				(1,516)	4.85	5.04	(931)	2.17	2.00	(2,447)	3.83	3.88
Adjustable	10,760	4.39	24.34	1,567	0.01	0.51	931	(0.17)	2.00	13,258	3.55	19.95
				(11,079)	4.17	23.14	(2)	0.16	16.81	(11,081)	4.17	23.14
U. S. dollars
Fixed	35,841	5.29	4.66	1,095	10.16	5.24	13,528	5.45	7.60	50,464	5.44	5.46
				—	—	—	(28,493)	4.81	5.03	(28,493)	4.81	5.03
Adjustable	3,326	4.12	4.01	50,070	4.85	8.91	30,082	4.93	4.93	83,478	4.85	7.28
				(12,726)	4.96	3.16	(15,484)	5.14	7.37	(28,210)	5.06	5.47
Others
Fixed	32,024	5.80	5.03	2,473	5.97	5.98	—	—	—	34,496	5.81	5.10
				(34,279)	5.76	5.10	(176)	7.42	1.44	(34,455)	5.77	5.08
Adjustable	397	5.16	13.46	50	7.53	17.00	176	5.37	1.44	622	5.41	10.33
				(530)	5.86	10.40	—	—	—	(530)	5.86	10.40
Total(d)
Fixed	77,916	5.55	5.00	4,820			15,661			98,397	5.59	5.55
				(42,368)			(29,729)			(72,097)	5.35	5.08
Adjustable	18,147	4.72	16.81	61,377			31,291			110,815	4.57	8.46
				(28,601)			(17,617)			(46,218)	4.89	10.16
Principal at face value	$96,063	5.39	7.23	$(4,772)			$(394)			$90,897	4.87	7.73

(a)	Excludes forward-starting swaps of $8,319 million (mechanism for managing debt overhang in currency pool products).
(b)	WAC refers to weighted average cost.
(c)	At June 30, 2006, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.
(d)	May differ from the sum of individual figures due to rounding.

The maturity structure of IBRD’s borrowings outstanding at June 30, 2007 and June 30, 2006 is as follows:

In millions of U.S. dollars

Period	2007

July 1, 2007 through June 30, 2008	$22,853
July 1, 2008 through June 30, 2012	30,183
July 1, 2012 through June 30, 2017	16,142
Thereafter	20,799

Total	$89,977

In millions of U.S. dollars

Period	2006

July 1, 2006 through June 30, 2007	$21,988
July 1, 2007 through June 30, 2011	36,626
July 1, 2011 through June 30, 2016	13,370
Thereafter	24,079

Total	$96,063

Line of credit: During the fiscal year ended June 30, 2007, IBRD maintained a line of credit with an independent financial institution. The facility, totaling $1 billion, was created for the joint benefit of IBRD, IDA and MIGA. The line of credit is used to cover any overnight overdrafts that may occur due to failed trades. The terms of this facility provide for a usage fee on any outstanding balance at the rate of 0.15% per annum and fluctuating interest per annum on the overnight borrowings calculated at 200 basis points above the Federal Funds Rate.   In addition, IBRD maintained an intraday overdraft facility of $1 billion with another independent financial institution for the joint benefit of IBRD, IDA and MIGA. The terms of this facility provide for a basic annual overdraft usage fee of $325,000 and a daily overnight borrowing fee calculated at the rate of 12.5 basis points per annum above the provider’s monthly average daily effective Federal Funds Rate.

At June 30, 2007 and June 30, 2006, there were no amounts outstanding under these facilities.

NOTE F—OTHER ASSET/LIABILITY DERIVATIVES

As part of asset/liability management, IBRD has entered into currency and interest rate swap agreements to better align its currency composition and duration of Equity with that of Loans Outstanding. A summary of IBRD’s other asset/liability derivatives at June 30, 2007 and June 30, 2006 is presented below:

In millions of U.S. dollars equivalent

	2007
	Currency swap agreements			Interest rate swap agreements			Net Derivative Asset/Liability
				Notional
	Amount	Weighted	Average	Amount	Weighted	Average	Amount	Weighted	Average
	Receivable	Average	Maturity	Receivable	Average	Maturity	Receivable	Average	Maturity
	(payable)	Cost (%)	(years)	(payable)	Cost (%)	(years)	(payable)	Cost (%)	(years)
U.S. dollars	$—	—	—	$1,250	3.68	1.31	$1,250	3.68	1.31
	(14)	—	2.42	(1,250)	5.43	1.31	(1,264)	5.37	1.32
Other	15	—	2.42	—	—	—	15	—	2.42
Total Receivable	15	—	2.42	1,250	3.68	1.31	1,265	3.63	1.32
(Payable)	(14)	—	2.42	(1,250)	5.43	1.31	(1,264)	5.37	1.32
Net unrealized
losses (gains)(a)	—			(26)			(26)
Total	$1			$(26)			$(25)

(a)       This refers to “net unrealized (gains) losses on non-trading derivatives and borrowings measured at fair value, per FAS 133.

In millions of U.S. dollars equivalent

	2006
	Currency swap agreements			Interest rate swap agreements			Net Derivative Asset/Liability
				Notional
	Amount	Weighted	Average	Amount	Weighted	Average	Amount	Weighted	Average
	Receivable	Average	Maturity	Receivable	Average	Maturity	Receivable	Average	Maturity
	(payable)	Cost (%)	(years)	(payable)	Cost (%)	(years)	(payable)	Cost (%)	(years)
U.S. dollars	$726	5.13	0.72	$1,250	3.68	2.31	$1,976	4.21	1.72
	(14)	—	3.42	(1,250)	5.27	2.31	(1,264)	5.21	2.32
Euro	(395)	2.88	0.71	—	—	—	(395)	2.88	0.71
Japanese yen	(461)	0.02	0.72	—	—	—	(461)	0.02	0.72
Other	15	—	3.42	—	—	—	15	—	3.42
TotalReceivable	741	5.03	0.77	1,250	3.68	2.31	1,991	4.18	1.74
(Payable)	(870)	1.32	0.76	(1,250)	5.27	2.31	(2,120)	3.65	1.67
Net unrealized losses (gains)(a)	—			(50)			(50)
Total	$(129)			$(50)			$(179)

(a)       This refers to “net unrealized (gains) losses on non-trading derivatives and borrowings measured at fair value, per FAS 133.

NOTE G—CREDIT RISK

Country Credit Risk: This risk includes potential losses arising from protracted arrears on payments from borrowers for loans, guarantees or related derivatives. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD’s own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD’s continued strong intermediation capacity. Collectibility risk is covered by the accumulated provision for losses on loans and guarantees. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

Commercial Credit Risk: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. As of June 30, 2007, IBRD had received collateral of $4,264 million ($3,655 million—June 30, 2006) in connection with swap agreements, of which $3,049 million ($2,163 million—June 30, 2006) had been transferred under security lending agreements.

As the transfer of this collateral did not meet the requirements of a sale, the collateral has not been included in the assets of IBRD.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 2007 and June 30, 2006 (prior to taking into account any master derivatives or collateral arrangements that have been entered into) are given below:

In millions of U.S. dollars

	2007	2006

INVESTMENTS - TRADING PORTFOLIO

Exchange traded Options and Futures(a)
• Notional Long position	$7,104	$10,000
• Notional Short position	1,956	670
Currency swaps (including currency forward contracts)
• Credit exposure	84	82
Interest rate swaps and Swaptions
• Notional principal	4,156	2,089
• Credit exposure	75	67

CLIENT OPERATIONS

Currency swaps
• Credit exposure	80	12
Interest rate swaps
• Notional principal	2,534	—
• Credit exposure	13	—

BORROWING PORTFOLIO

Currency swaps
• Credit exposure	9,104	8,324
Interest rate swaps
• Notional principal	58,366	55,084
• Credit exposure	1,750	1,813

OTHER ASSETS/LIABILITIES

Interest rate swaps
• Notional principal	1,250	1,250
Currency swaps
• Credit exposure	2	1

(a)       Exchange-traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All outstanding options and futures contracts as of June 30, 2007 and June 30, 2006, are interest rate contracts.

NOTE H—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings for each of the fiscal periods from June 30, 2004 to June 30, 2007, are summarized below:

						Unalloca-
					Cumulative	ted Net
	Special	General	Pension		FAS133	Income
In millions of US dollars	Reserve	Reserve	Reserve	Surplus	Adjustments	(Loss)	Total

As of June 30, 2004	$293	$21,542	$934	$95	$3,522	$(2,404)	$23,982

Net income allocation(a)	—	680	21	405	(4,100)	2,994	—

Board of Governors-approved transfers funded from Surplus(b)	—	—	—	(52)	—	52	—

Net income for the year	—	—	—	—	—	3,189	3,189

As of June 30, 2005	$293	$22,222	$955	$448	$(578)	$3,831	$27,171

Net income allocation(a)	—	690	68	(48)	2,511	(3,221)	—

Board of Governors-approved transfers funded from Surplus(b)	—	—	—	(40)	—	40	—

Net loss for the year	—	—	—	—	—	(2,389)	(2,389)

As of June 30, 2006	$293	$22,912	$1,023	$360	$1,933	$(1,739)	$24,782

Adjustment to beginning balance: Cumulative effect of adoption of FAS 155—Note N	—	—	—	—	3,189	—	3,189

Net income allocation(a)	—	1,036	64	140	(3,479)	2,239	—

Board of Governors-approved transfers funded from Surplus(b)	—	—	—	(457)	—	457	—
Net loss for the year	—	—	—	—	—	(140)	(140)
As of June 30, 2007	$293	$23,948	$1,087	$43	$1,643	$817	$27,831

(a)       Amounts retained as Surplus from net income allocation are approved by the Board of Governors.

(b)       A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133 and pension income or expense, as well as Board of Governors-approved transfers.

On August 10, 2006, IBRD’s Executive Directors approved the allocation of the net income earned in the fiscal year ended June 30, 2006 to the General Reserve Fund and the Pension Reserve.

On September 20, 2006, IBRD’s Board of Governors approved the transfers out of the net income earned in the fiscal year ended June 30, 2006 to IDA, and the amount to be retained as Surplus. In addition, the Board of Governors approved an additional transfer to IDA out of the amounts previously retained as Surplus in the fiscal year ended June 30, 2004.

Transfers approved during the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005, and amounts payable for the transfers approved by the Board of Governors at June 30, 2007 and June 30, 2006, are included in the following table:

In millions of U.S. dollars

	Fiscal Years Ended June 30,			Amount Payable at June 30,
Transfers funded from:	2007	2006	2005	2007	2006

Unallocated Net Income:
International Development Association	$500	$400	$300	$70	$210
Debt Reduction Facility for IDA-only Countries	—	—	50	—	66
Heavily Indebted Poor Countries Debt Initiative Trust Fund	—	210	240	—	—
	500	610	590	70	276
Surplus:
International Development Association	300	—	—	—	—
Trust Fund for Gaza and West Bank	50	—	—	—	—
Trust Fund for Earthquake Recovery and Reconstruction in Pakistan	—	5	—	—	—
Low-Income Countries Under Stress (LICUS) Implementation Trust Fund	30	25	—	—	—
Trust Fund for Liberia	—	—	25	—	—
Multi-Donor Trust Fund for Aceh and North Sumatra	—	—	25	—	—
Trust Fund for Tsunami Disaster Recovery in India	—	—	2	—	—
National Multi-Donor Trust Fund for Sudan	—	5	—	—	—
Multi-Donor Trust Fund for Southern Sudan	—	5	—	—	—
Trust Fund for Lebanon	70	—	—	—	—
Caribbean Catastrophe Risk Insurance Facility Trust Fund	10	—	—	—	—

Residual amount received upon closure of the Trust Fund for the Federal Republic of Yugoslavia	(3)			—
	457	40	52	—	—
Total	$957	$650	$642	$70	$276

NOTE I— ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL PROGRAMS, AND OTHER INCOME

Administrative expenses for the fiscal year ended June 30, 2007 are net of the share of administrative expenses allocated to IDA of $976 million ($954 million—June 30, 2006, and $891 million—June 30, 2005). The administrative expenses allocated to IDA are net of fees received for joint administration of certain trust funds by IBRD and IDA (Note J). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula that reflects the administrative costs of service delivery to countries that are eligible for lending from IBRD and IDA.

Contributions to special programs represent grants for agricultural research, and other developmental activities.

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC, MIGA, and certain trust funds for services rendered.

For the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005, the amount of fee revenue associated with administrative services is as follows:

In millions of U.S. dollars	2007	2006	2005
Service fee revenue	$261	$243	$228

Included in these amounts are the following:
Fees charged to IFC	45	43	45
Fees charged to MIGA	8	8	8

At June 30, 2007 and June 30, 2006, IBRD had the following payables to (receivables from) its affiliated organizations with regard to administrative services and pension and other postretirement benefits.

	2007			2006
		Pension and			Pension and
		Other			Other
	Administrative	Postretirement		Administrative	Postretirement
In millions of U.S. dollars	Services	Benefits	Total	Services	Benefits	Total
IDA	$(360)	$977	$617	$(364)	$903	$539
IFC	(29)	23	(6)	(20)	21	1
MIGA	(3)	1	(2)	(3)	1	(2)
	$(392)	$1,001	$609	$(387)	$925	$538

The payables (receivables) balances to (from) these affiliated organizations are reported in the balance sheet as follows:

Reported as:
Receivable for Administrative Services	Miscellaneous Assets
Payable for Pension and Other Postretirement Benefits	Accounts Payable and Miscellaneous Liabilities

NOTE J—MANAGEMENT OF EXTERNAL FUNDS

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD’s funds, nor are they included in the assets of IBRD.

Trust fund execution may be carried out in one of two ways:   Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party “executing agency”.   IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, subject to any restrictions contained in the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

In some trust funds, execution is allocated between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis; therefore the execution of a portion of these available resources may not yet be assigned.

IBRD also enters into agreements for Limited Fiduciary arrangements under which IBRD provides specific administrative or financial services with a limited fiduciary or operational role. These arrangements include, for example, administration of debt service trust funds, fiscal agency services and other more specialized limited funds management roles. Funds are held and disbursed in accordance with instructions from donors or, in some cases, external governance structure or body operating on behalf of donors.

The cash and investment assets held in trust by IBRD as administrator and trustee at June 30, 2007 and June 30, 2006 are summarized below:

	Total fiduciary assets
In millions of U.S dollars	2007	2006
IBRD-executed	$386	$388
Recipient-executed	1,411	1,208
Limited Fiduciary arrangements	7,161	5,492
Execution not yet assigned	1,503	1,202

Total	$10,461	$8,290

During the fiscal year ended June 30, 2007, IBRD, as an executing agency, disbursed $171 million ($153 million—June 30, 2006) of trust fund program funds.

During the fiscal year ended June 30, 2007, IBRD recognized $17 million ($17 million—June 30, 2006 and $17 million—June 30, 2005) as fees for administering trust funds. These fees have been recorded as Other Income. Fees collected but not yet earned totaling $53 million at June 30, 2007 ($44 million—June 30, 2006) are included in Other Assets (Miscellaneous) and in Accounts Payable and Miscellaneous Liabilities, correspondingly, on the Balance Sheet.

Investment Management Services

IBRD offers investment management services to two non-affiliated organizations and one affiliated organization. Under these arrangements, IBRD is responsible for managing investment account assets on behalf of these institutions, and in return receives a quarterly fee based on the average value of the portfolios.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes and receives a fee for these services.

The fee income from all of these investment management activities is included in service fee revenues described in Note I.

At June 30, 2007, the assets managed under these agreements had a value of $12,952 million ($11,301 million—June 30, 2006). These funds are not included in the assets of IBRD.

NOTE K—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit SRP, a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

In December 2003, the United States Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was enacted. The Act established a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retiree health care benefit plans that provided a benefit that is at least actuarially equivalent to Medicare Part D. During the fiscal year ended June 30, 2006, the U.S. Center for Medicare and Medicaid Services (CMS) approved IBRD’s participation in the Medicare Retiree Drug Subsidy Program. The effects of the subsidy and the related disclosures have been reflected in the financial statements for the fiscal year ended June 30, 2007, the year in which IBRD received its first subsidy payment of $0.7 million for Medicare Part D. This payment is for the joint benefit of IBRD, IFC and MIGA.

IBRD uses a June 30 measurement date for its pension and other postretirement benefit plans.

The amounts presented below reflect IBRD’s respective share of the costs, assets and liabilities of the plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2007, June 30, 2006, and June 30, 2005:

	SRP			RSBP			PEBP
In millions of U.S. dollars	2007	2006	2005	2007(a)	2006	2005	2007	2006	2005
Benefit Cost
Service cost	$261	$268	$233	$36	$40	$31	$13	$13	$11
Interest cost	596	459	482	82	66	59	15	10	8
Expected return on plan assets Amortization of prior	(823)	(715)	(695)	(94)	(80)	(71)	—	—	—
service cost (credit)	7	6	13	(2)	(1)	(2)	*	*	*
Amortization of unrecog- nized net loss (gain)	—	40	—	17	32	13	4	2	(1)
Net periodic pension cost	$41	$58	$33	$39	$57	$30	$32	$25	$18
of which:
IBRD’s share	$18	$26	$15	$17	$26	$13	$14	$11	$8
IDA’s share	$23	$32	$18	$22	$31	$17	$18	$14	$10

*      Indicates amount less than $0.5 million

(a)       The Medicare Prescription Drug, Improvement and Modernization Act of 2003 resulted in a $5 million reduction in net periodic pension cost.

IDA’s share of the net periodic pension income/cost is included as a payable to/receivable from IDA in Miscellaneous Assets and Accounts Payable and Miscellaneous liabilities on the balance sheet.

The expenses for the SRP, RSBP and PEBP are included in Administrative Expenses. For the fiscal years ended June 30, 2007, June 30, 2006, and June 30, 2005, expenses for these plans of $16 million, $28 million and $16 million, respectively, were allocated to IFC, and $0.1 million, $2 million and $1 million, respectively, were allocated to MIGA.

As described in Note A under Accounting and Reporting Developments, on June 30, 2007, IBRD prospectively adopted FAS 158 as required, which resulted in a credit to Accumulated Other Comprehensive Income of $63 million. Further details are provided in the disclosures on page 87.

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2007, and June 30, 2006. Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD’s investment portfolio. The assets of the PEBP are invested in fixed income instruments.

	SRP			RSBP			PEBP
In millions of U.S. dollars	2007		2006	2007(a)		2006	2007		2006
Projected Benefit Obligation
Beginning of year	$9,371		$9,244	$1,273		$1,283	$234		$196
Service cost	261		268	36		40	12		13
Interest cost	596		459	82		66	15		10
Employee contributions	62		62	11		9	1		1
Benefits paid	(387)		(359)	(44)		(37)	(8)		(14)
Actuarial loss (gain)	95		(303)	(20)		(88)	(5)		28
End of year	9,998		9,371	1,338		1,273	249		234

Fair value of plan assets
Beginning of year	10,712		9,632	1,124		954
Employee contributions	62		62	11		9
Actual return on assets	1,775		1,173	199		134
Employer contributions	145		204	62		64
Benefits paid	(387)		(359)	(43)		(37)
End of year	12,307		10,712	1,353		1,124

Funded status	2,309		1,341	15		(149)	(249)		(234)
Unrecognized amounts:
Net actuarial loss	n.a.	(b)	530	n.a.	(b)	315	n.a.	(b)	57
Prior service cost (credit)	n.a.	(b)	54	n.a.	(b)	(8)	n.a.	(b)	3
Net unrecognized amount	n.a.	(b)	584	n.a.	(b)	307	n.a.	(b)	60

Amount reported in the Balance Sheet(c)	$2,309		$1,925	$15		$158	$(249)		$(174)

Accumulated Benefit Obligation	$8,092		$7,149	$1,338		$1,273	$216		$206

(a)	The Medicare Prescription Drug, Improvement and Modernization Act of 2003 resulted in a $25 million reduction in the RSBP’s Accumulated Benefit Obligation.
(b)

Under FAS 158, and as noted in the following table, amounts that were previously reported as part of Prepaid Pension Costs or Liabilities under retirement plans are now reported within Accumulated Other Comprehensive Income on the Balance Sheet.

(c)	Net amount recognized is reported as Assets Under Retirement Benefits Plans under Other Assets, or Liabilities Under Retirement Benefits Plans under Other Liabilities on the Balance Sheet.

The $2,309 million relating to SRP at June 30, 2007 ($1,925 million—June 30, 2006) is included in Assets Under Retirement Benefits Plans on the Balance Sheet. Of this amount, $884 million was attributable to IDA ($827 million—June 30, 2006) and is included in Accounts Payable and Miscellaneous Liabilities on the Balance Sheet.

The $15 million relating to RSBP at June 30, 2007 ($158 million —June 30, 2006) is also included in Assets Under Retirement Benefits Plans on the Balance Sheet.

The following tables present the amounts recognized in Accumulated Other Comprehensive Income and the incremental effect of adoption of FAS 158 on individual line items on the Balance Sheet on June 30, 2007:

Amounts recognized in Accumulated Other Comprehensive Income on adoption of FAS 158

In millions of U.S. dollars	SRP	RSBP	PEBP	Total

Net actuarial (gain) loss	$(327)	$173	$47	$(107)
Prior service cost (credit)	47	(6)	3	44

Net amount recognized in Accumulated Other Comprehensive Income	$(280)	$167	$50	$(63)

Incremental effect of applying FAS 158 on individual line items on the Balance Sheet at June 30, 2007

	Before	FAS 158	After
	Application of	Adoption	Application of
In millions of U.S. dollars	FAS 158	Adjustments	FAS 158

Line Item
Assets under retirement benefit plans	$2,211	$113	$2,324
Other Assets	3,769	113	3,882
Total Assets	207,917	113	208,030

Liabilities under retirement benefits plans	199	50	249
Other Liabilities	4,762	50	4,812
Total Liabilities	168,054	50	168,104

Accumulated Other Comprehensive Income	438	63	501
Total Equity	39,863	63	39,926
Total Liabilities and Equity	207,917	113	208,030

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost in the fiscal year ending June 30, 2008 are as follows:

In millions of U.S. dollars	SRP	RSBP	PEBP	Total

Net actuarial (gain) loss	$—	$4	$3	$7
Prior service cost (credit)	7	(2)	*	5
Amount estimated to be amortized into net periodic benefit cost	$7	$2	$3	$12

*      Indicates amounts less than $0.5 million

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2007, June 30, 2006, and June 30, 2005:

Weighted average assumptions used to determine projected benefit obligation

	SRP			RSBP			PEBP
In percent	2007	2006	2005	2007	2006	2005	2007	2006	2005

Discount rate	6.25	6.50	5.25	6.25	6.50	5.25	6.25	6.50	5.25
Rate of compensation increase	6.50	6.80	5.90
Health care growth rates
- at end of fiscal year				6.80	7.60	6.80
Ultimate health care growth rate				4.75	5.00	4.25
Year in which ultimate rate is reached				2012	2012	2012

Weighted average assumptions used to determine net periodic pension cost

	SRP			RSBP			PEBP
In percent	2007	2006	2005	2007	2006	2005	2007	2006	2005

Discount rate	6.50	5.25	6.25	6.50	5.25	6.25	6.50	5.25	6.25
Expected return on plan assets	7.75	7.75	7.75	8.25	8.25	8.25
Rate of compensation increase	6.80	5.90	6.40
Health care growth rates
- at end of fiscal year				7.60	6.80	7.30
- to year 2012 and thereafter				5.00	4.25	4.75

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$24	$(20)
Effect on postretirement benefit obligation	273	(227)

Investment Strategy

The investment policy for the SRP and the RSBP is to optimize the risk-return relationship as appropriate to the respective plan’s needs and goals, using a global diversified portfolio of various asset classes. Specifically, the long-term asset allocation is based on an analysis that incorporates expected returns by asset class as well as volatilities and correlations across asset classes and the liability profile of the respective plans. This analysis, referred to as an asset-liability analysis, also provides estimates of potential future contributions and future asset and liability balances. Plan assets are managed by external investment managers and monitored by IBRD’s pension investment department. The pension plan assets are invested in diversified portfolios of public equity, fixed income, and alternative investments. The fixed-income and public equity asset classes are rebalanced on a monthly basis. The following table presents the weighted-average asset allocation at June 30, 2007 and June 30, 2006 and the respective target allocation by asset category for the SRP and RSRP:

In percent

	SRP			RSBP
	Target			Target
	Allocation	% of Plan Assets		Allocation	% of Plan Assets
Asset Class	2007	2007	2006	2007	2007	2006

Fixed Income	40	40	40%	30	30	30%
Public Equity	35	32	35	30	32	33
Alternative Investments	25	28	25	40	38	37
Total	100	100	100%	100	100	100%
Alternative Investments include:
Private Equity	up to 12%	10.5%	8.3%	up to 28%	14.3%	12.3%
Real Estate	up to 8%	5.7	4.7	up to 18%	5.0	4.1
Hedge Funds	up to 12%	11.2	12.0	up to 23%	18.3	20.5

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2007:

		RSBP
		Before Medicare	Medicare Part
In millions of U.S. dollars	SRP	Part D Subsidy	D Subsidy	PEBP

July 1, 2007 - June 30, 2008	$435	$42	$1	$16
July 1, 2008 - June 30, 2009	475	46	1	18
July 1, 2009 - June 30, 2010	513	52	1	19
July 1, 2010 - June 30, 2011	548	57	1	20
July 1, 2011 - June 30, 2012	583	63	1	21
July 1, 2012 - June 30, 2017	3,446	413	6	125

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgement on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during the fiscal year beginning July 1, 2007 is $103 million and $59 million, respectively.

NOTE L—SEGMENT REPORTING

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

For the fiscal year ended June 30, 2007, loans to one country generated in excess of 10 percent of loan income; this amounted to $641 million. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

The following table presents IBRD’s loan outstanding balances and associated loan income, by geographic region, as of and for the fiscal years ended June 30, 2007 and June 30, 2006:

In millions of U.S. dollars

	2007		2006
Region	Loan Income	Loans Outstanding	Loan Income	Loans Outstanding

Africa	$41	$1,756	$49	$1,934
East Asia and Pacific	1,446	24,292	1,295	25,506
Europe and Central Asia	1,349	25,276	1,143	25,223
Latin America and the Caribbean	1,856	31,046	1,734	36,273
Middle East and North Africa	312	6,836	289	6,089
South Asia	459	8,536	349	7,899
Other(a)	4	63	5	80

Total	$5,467	$97,805	$4,864	$103,004

(a)  Represents loans to IFC, an affiliated organization.

NOTE M—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income.  For IBRD, comprehensive income comprises the cumulative effects of a change in accounting principle related to the implementation of FAS 133, currency translation adjustments, pension-related items, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income for the fiscal years ended

June 30, 2007, June 30, 2006, and June 30, 2005:

	2007
		Cumulative		Unrecognized	Unrecognized	Total
		Effect of		Net Actuarial	Prior Service	Accumulated
	Cumulative	Change in		Gain	(Costs) Credit	Other
	Translation	Accounting		(Loss) on	on Benefit	Comprehensive
In millions of U.S. dollars	Adjustment	Principle(a)	Reclassification(a)	Benefit Plans	Plans	Income

Balance, beginning of the fiscal year	$121	$500	$(464)	$—	$—	$157

Changes from period activity	313	—	(32)	—	—	281

Adjustment to initially apply FAS 158—Note K	—	—		107	(44)	63

Balance, end of the fiscal year	$434	$500	$(496)	$107	$(44)	$501

(a)       The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

	2006
		Cumulative		Total
		Effect of		Accumulated
	Cumulative	Change in		Other
	Translation	Accounting		Comprehensive
In millions of U.S. dollars	Adjustment	Principle(a)	Reclassification(a)	Income

Balance, beginning of the fiscal year	$(152)	$500	$(460)	$(112)
Changes from period activity	273	—	(4)	269

Balance, end of the fiscal year	$121	$500	$(464)	$157

	2005
		Cumulative		Total
		Effect of		Accumulated
	Cumulative	Change in		Other
	Translation	Accounting		Comprehensive
In millions of U.S. dollars	Adjustment	Principle(a)	Reclassification(a)	Loss

Balance, beginning of the fiscal year	$(13)	$500	$(416)	$71

Changes from period activity	(139)	—	(44)	(183)

Balance, end of the fiscal year	$(152)	$500	$(460)	$(112)

(a)       The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

NOTE N—NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE, PER FAS 133 AS AMENDED

On July 1, 2000, IBRD adopted FAS 133. This standard requires that derivative instruments, as defined by FAS 133, be recorded on the balance sheet at fair value. IBRD has not defined any qualifying hedging relationships under this standard.

Prior to the adoption of FAS 133, the derivative instruments in the borrowing portfolio were recorded using synthetic accounting. The derivative instruments in the investment portfolio were, and continue to be, recorded at fair value in accordance with the requirements of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

Upon adoption of FAS 133, IBRD’s net income was increased by $219 million, and an additional $500 million was reported in other comprehensive income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed under generally accepted accounting principles before the initial application of FAS 133.

The $500 million difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to the initial application of FAS 133, was included in Other Comprehensive Income at the time FAS 133 was implemented. This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

Any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of FAS 133 were recorded in income at the time of implementation, and were offset by the fair value adjustments on the related derivative instruments. The fair value adjustments on the bonds are being amortized over the remaining lives of the related bonds.

Adoption of FAS 155

On July 1, 2006, IBRD early adopted FAS 155, which amends certain provisions of FAS 133. IBRD elected to apply FAS 155 to all qualifying hybrid debt instruments. Upon adoption of this Standard, the difference between the total carrying value of these debt instruments and their respective fair values amounted to $3,189 million, comprising $3,330 million in gross gains and $141 million in gross losses, determined on an instrument-by-instrument basis. This amount was recognized as a cumulative effect adjustment to beginning retained earnings, as required by the Standard.

IBRD provides separate disclosure for the fair value amounts relating to hybrid debt instruments for which it has elected to apply
FAS 155. These are reported as Borrowings measured at fair value on the Balance Sheet. For reporting periods presented prior to the adoption of FAS 155, embedded derivatives in qualifying hybrid debt instruments were bifurcated and fair valued, while the host instruments were accounted for on an amortized cost basis.

The following table reflects the components of the effects of applying FAS 133 and FAS 155 for the fiscal years ended June 30, 2007, June 30, 2006, and June 30, 2005.

In millions of U.S. dollars	2007	2006	2005
Net unrealized (losses) gains on:
Borrowings at fair value	$(975)	$267	$(466)
Non-trading derivatives	133	(3,746)	2,977
Total	$(842)	$(3,479)	$2,511

NOTE O—DERIVATIVES FOR CLIENT OPERATIONS

Included in Receivable from and Payable for Derivatives on the Balance Sheet are derivatives with Borrowing Countries and Non-Affiliated Organizations.

Borrowing Countries: These are currency and interest rate swap transactions executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations: On September 29, 2006, IBRD executed a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), a AAA-rated organization. During the fiscal year ended June 30, 2007, several transactions were executed between IBRD and IFFIm under this arrangement, with notional amounts totaling $5 billion. Concurrently IBRD entered into offsetting transactions with market counterparties. In addition, during the fiscal year ended June 30, 2007, IBRD facilitated access to the financial markets for the Caribbean Catastrophe Risk Insurance Facility, by entering into a $20 million one year earthquake and weather derivative contract. As in the case of IFFIm, IBRD entered into an offsetting transaction with a market counterparty. IBRD has applied its normal commercial credit risk policies to these transactions.

NOTE P—ESTIMATED AND FAIR VALUE DISCLOSURES

The Condensed Balance Sheets below present IBRD’s estimates of fair value of its assets and liabilities along with their respective carrying amounts as of June 30, 2007 and June 30, 2006.

	2007		2006
	Carrying		Carrying
In millions of U.S. dollars	Value	Fair Value*	Value	Fair Value*

Due from Banks	$765	$765	$758	$758
Investments	23,336	23,336	25,826	25,826
Loans Outstanding	97,805	98,516	103,004	103,885
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(2,372)	(2,372)	(2,783)	(2,783)
Net Loans Outstanding	95,433	96,144	100,221	101,102
Derivatives
Investments	7,138	7,138	7,525	7,525
Client operations	4,778	4,778	87	89
Borrowings	69,507	69,507	70,036	70,036
Other Asset/Liability	13	13	835	835
Other Assets	7,060	6,761	7,038	6,694
Total Assets	$208,030	$208,442	$212,326	$212,865

Borrowings	$87,759	$89,484	$95,835	$95,258
Derivatives
Investments	7,527	7,527	7,960	7,960
Client operations	4,776	4,776	84	84
Borrowings	62,850	62,850	65,819	65,819
Other Asset/Liability	38	38	1,014	1,014
Other Liabilities	5,154	5,154	5,140	5,140
Total Liabilities	168,104	169,829	175,852	175,275
Paid in Capital Stock	11,486	11,486	11,483	11,483
Retained Earnings and Other Equity	28,440	27,127	24,991	26,107
Total Equity	39,926	38,613	36,474	37,590
Total Liabilities and Equity	$208,030	$208,442	$212,326	$212,865

* Except for loans, which are on an estimated value (current value) basis.

Valuation Methods and Assumptions

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Investments

IBRD’s investment securities and related financial instruments held in the trading portfolio are carried and reported at fair value. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information. (See Note A).

Net Loans Outstanding

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor does it believe there is a comparable market for its loans. The current value of loans outstanding incorporates management’s best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management’s best estimates taking into account market exchange rates and interest rates.

The current value of net loans outstanding also includes IBRD’s assessment of the appropriate credit risk, considering its history of collections from borrowers. This is reflected in the accumulated provision for loan losses.

Derivatives Receivable and Derivatives Payable

Certain derivatives, as defined by FAS 133, are recorded in the balance sheet at estimated fair value. The fair value is estimated using a discounted cash flow method representing the estimated cost of replacing these contracts on that date. (See Note A).

Borrowings

The fair value of borrowings is predominantly based on discounted cash flow techniques using appropriate market yield curves.

Other Assets and Other Liabilities

These amounts are generally short-term in nature. Therefore, the carrying value is a reasonable estimate of fair value. The difference between the carrying value and fair value of other assets is due to the carrying value of debt issuance costs being included in other assets while the fair value of these costs is included as part of the fair value of borrowings.

TREREP_ACC_008

International Bank for Reconstruction and Development

Treasury Asset Liability Risk System (TALRS)

SEC Report - Changes in Borrowings

Borrowings (MLT)  April 01, 2007 thru June 30, 2007

DESK: IBRD

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

New Borrowings

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/1009AUD05.46A		0000007841	AUD		15,000,000	12,489,750	23-Apr-2007	26-Oct-2009

BOND/SELL AUD/IBRD/GDIF/0411AUD05.76		0000007842	AUD		41,000,000	33,880,350	26-Apr-2007	26-Apr-2011

BOND/SELL AUD/IBRD/GDIF/0409AUD05.36		0000007850	AUD		14,800,000	12,229,980	26-Apr-2007	27-Apr-2009

BOND/SELL AUD/IBRD/GDIF/0410AUD05.88		0000007852	AUD		26,000,000	21,485,100	26-Apr-2007	27-Apr-2010

BOND/SELL AUD/IBRD/GDIF/0510AUD06.06		0000007855	AUD		3,000,000	2,502,150	16-May-2007	18-May-2010

BOND/SELL AUD/IBRD/GDIF/0510AUD05.92		0000007935	AUD		8,500,000	6,985,300	24-May-2007	24-May-2010

BOND/SELL AUD/IBRD/GDIF/0511AUD05.70		0000007910	AUD		40,000,000	32,786,000	30-May-2007	24-May-2011

BOND/SELL AUD/IBRD/GDIF/0610AUD05.73		0000007959	AUD		51,300,000	43,002,225	07-Jun-2007	07-Jun-2010

BOND/SELL AUD/IBRD/GDIF/0610AUD05.83		0000007990	AUD		95,000,000	80,070,750	14-Jun-2007	14-Jun-2010

BOND/SELL AUD/IBRD/GDIF/0611AUD05.94		0000007995	AUD		19,000,000	16,154,750	28-Jun-2007	28-Jun-2011

BOND/SELL AUD/IBRD/GDIF/0610AUD06.18		0000008018	AUD		13,000,000	11,053,250	28-Jun-2007	17-Jun-2010

Total By Currency						272,639,605

Brazilian Real

BOND/SELL BRL/IBRD/GDIF/0409BRL09.50		0000007871	BRL		50,000,000	24,578,479	27-Apr-2007	27-Apr-2009

BOND/SELL BRL/IBRD/GDIF/0409BRL09.50		0000007889	BRL		25,000,000	12,289,240	27-Apr-2007	27-Apr-2009

Total By Currency						36,867,719

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

Euro Currency

BOND/SELL EUR/IBRD/GDIF/0410EUR03.20		0000007832	EUR		751,000	1,007,729	10-Apr-2007	12-Apr-2010

BOND/SELL EUR/IBRD/GDIF/0610EUR04.25		0000007948	EUR		1,500,000,000	2,018,325,000	30-May-2007	01-Jun-2010

BOND/SELL EUR/IBRD/GDIF/0611EUR03.87		0000007986	EUR		8,500,000	11,345,800	14-Jun-2007	14-Jun-2011

Total By Currency						2,030,678,529

Icelandic Krona

BOND/SELL ISK/IBRD/GDIF/0509ISK11.50		0000007896	ISK		2,000,000,000	31,128,405	11-May-2007	11-May-2009

BOND/SELL ISK/IBRD/GDIF/0511ISK09.25		0000007897	ISK		2,000,000,000	31,128,405	11-May-2007	11-May-2011

BOND/SELL ISK/IBRD/GDIF/0510ISK10.00		0000007898	ISK		2,000,000,000	31,128,405	11-May-2007	11-May-2010

Total By Currency						93,385,214

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0437JPYSTR01		0000007812	JPY		300,000,000	2,553,517	02-Apr-2007	02-Apr-2037

BOND/SELL JPY/IBRD/GDIF/0322JPYSTR11		0000007846	JPY		2,000,000,000	16,753,225	16-Apr-2007	31-Mar-2022

BOND/SELL JPY/IBRD/GDIF/0327JPYSTR10		0000007839	JPY		1,000,000,000	8,372,054	19-Apr-2007	19-Mar-2027

BOND/SELL JPY/IBRD/GDIF/0427JPYSTR06		0000007864	JPY		15,091,000,000	126,342,668	19-Apr-2007	20-Apr-2027

BOND/SELL JPY/IBRD/GDIF/0437JPYSTR02		0000007837	JPY		1,000,000,000	8,486,443	23-Apr-2007	24-Apr-2037

BOND/SELL JPY/IBRD/GDIF/0437JPYSTR03		0000007844	JPY		950,000,000	8,062,121	23-Apr-2007	23-Apr-2037

BOND/SELL JPY/IBRD/GDIF/0437JPYSTR04		0000007848	JPY		300,000,000	2,545,933	23-Apr-2007	23-Apr-2037

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/SELL JPY/IBRD/GDIF/0437JPYSTR05		0000007851	JPY		400,000,000	3,394,577	23-Apr-2007	24-Apr-2037

BOND/SELL JPY/IBRD/GDIF/0437JPYSTR06		0000007863	JPY		100,000,000	841,361	26-Apr-2007	27-Apr-2037

BOND/SELL JPY/IBRD/GDIF/0437JPYSTR07		0000007867	JPY		300,000,000	2,524,084	26-Apr-2007	27-Apr-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR00		0000007857	JPY		950,000,000	7,893,316	08-May-2007	08-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR02		0000007862	JPY		100,000,000	830,875	08-May-2007	08-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR06		0000007877	JPY		500,000,000	4,154,377	08-May-2007	08-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR01		0000007860	JPY		950,000,000	7,920,627	09-May-2007	08-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR03		0000007870	JPY		100,000,000	834,481	10-May-2007	11-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR04		0000007872	JPY		100,000,000	834,481	10-May-2007	11-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR05		0000007876	JPY		100,000,000	834,481	10-May-2007	11-May-2037

BOND/SELL JPY/IBRD/GDIF/0237JPYSTR07		0000007880	JPY		100,000,000	834,481	10-May-2007	10-Feb-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR10		0000007890	JPY		200,000,000	1,660,923	17-May-2007	18-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR11		0000007894	JPY		100,000,000	830,461	17-May-2007	18-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR08		0000007884	JPY		200,000,000	1,651,119	21-May-2007	21-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR09		0000007888	JPY		150,000,000	1,238,339	21-May-2007	22-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR12		0000007899	JPY		200,000,000	1,651,119	21-May-2007	22-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR13		0000007901	JPY		300,000,000	2,476,678	21-May-2007	22-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR14		0000007902	JPY		200,000,000	1,651,119	21-May-2007	21-May-2037

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR16		0000007904	JPY		100,000,000	825,559	21-May-2007	22-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR17		0000007905	JPY		500,000,000	4,127,797	21-May-2007	21-May-2037

BOND/SELL JPY/IBRD/GDIF/0519JPYSTR01		0000007908	JPY		2,000,000,000	16,511,186	21-May-2007	21-May-2019

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR11		0000007892	JPY		500,000,000	4,141,129	22-May-2007	19-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0527JPYSTR		0000007938	JPY		20,727,000,000	170,543,465	23-May-2007	24-May-2027

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR07		0000007878	JPY		500,000,000	4,114,718	24-May-2007	22-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR15		0000007903	JPY		100,000,000	822,944	24-May-2007	26-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR23		0000007919	JPY		100,000,000	822,944	24-May-2007	22-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR24		0000007922	JPY		300,000,000	2,468,831	24-May-2007	26-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR18		0000007907	JPY		300,000,000	2,464,774	29-May-2007	29-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR19		0000007913	JPY		500,000,000	4,107,957	29-May-2007	29-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR20		0000007914	JPY		200,000,000	1,643,183	29-May-2007	29-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR21		0000007916	JPY		550,000,000	4,518,753	29-May-2007	29-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR22		0000007918	JPY		500,000,000	4,107,957	29-May-2007	29-May-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR25		0000007928	JPY		200,000,000	1,643,183	29-May-2007	29-May-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR		0000007912	JPY		800,000,000	6,575,973	04-Jun-2007	05-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR01		0000007915	JPY		200,000,000	1,643,993	04-Jun-2007	05-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR02		0000007921	JPY		400,000,000	3,287,987	04-Jun-2007	04-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR03		0000007924	JPY		100,000,000	821,997	04-Jun-2007	05-Jun-2037

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/SELL JPY/IBRD/GDIF/0627JPYSTR03		0000007925	JPY		300,000,000	2,465,990	04-Jun-2007	04-Jun-2027

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR04		0000007929	JPY		100,000,000	821,997	04-Jun-2007	05-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR06		0000007931	JPY		300,000,000	2,465,990	04-Jun-2007	04-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR07		0000007932	JPY		100,000,000	821,997	04-Jun-2007	05-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR08		0000007937	JPY		200,000,000	1,643,993	04-Jun-2007	05-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR09		0000007939	JPY		1,000,000,000	8,219,966	04-Jun-2007	05-Jun-2037

BOND/SELL JPY/IBRD/GDIF/1136JPYSTR01		0000007940	JPY		700,000,000	5,753,976	04-Jun-2007	25-Nov-2036

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR10		0000007941	JPY		1,000,000,000	8,219,966	04-Jun-2007	04-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR05		0000007930	JPY		4,300,000,000	35,256,016	05-Jun-2007	05-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR15		0000007951	JPY		200,000,000	1,648,193	11-Jun-2007	12-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0537JPYSTR26		0000007960	JPY		300,000,000	2,472,290	11-Jun-2007	15-May-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR11		0000007942	JPY		500,000,000	4,111,335	12-Jun-2007	12-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR12		0000007945	JPY		200,000,000	1,644,534	12-Jun-2007	12-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR14		0000007950	JPY		200,000,000	1,644,534	12-Jun-2007	12-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR19		0000007962	JPY		1,000,000,000	8,222,670	12-Jun-2007	12-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0617JPYSTR		0000007947	JPY		250,000,000	2,052,124	14-Jun-2007	14-Jun-2017

BOND/SELL JPY/IBRD/GDIF/0617JPYSTR01		0000007949	JPY		250,000,000	2,052,124	14-Jun-2007	14-Jun-2017

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR16		0000007956	JPY		100,000,000	820,850	14-Jun-2007	14-Jun-2037

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR17		0000007957	JPY		250,000,000	2,052,124	14-Jun-2007	15-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR20		0000007961	JPY		100,000,000	820,850	14-Jun-2007	15-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR21		0000007963	JPY		500,000,000	4,104,248	14-Jun-2007	15-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR22		0000007966	JPY		100,000,000	820,850	14-Jun-2007	15-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR25		0000007969	JPY		100,000,000	820,850	14-Jun-2007	15-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR13		0000007954	JPY		500,000,000	4,067,852	18-Jun-2007	25-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR23		0000007967	JPY		1,000,000,000	8,135,704	18-Jun-2007	19-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR26		0000007970	JPY		550,000,000	4,474,637	18-Jun-2007	19-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR28		0000007978	JPY		200,000,000	1,627,141	18-Jun-2007	19-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR18		0000007958	JPY		600,000,000	4,858,890	19-Jun-2007	19-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR24		0000007968	JPY		250,000,000	2,026,178	20-Jun-2007	19-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR33		0000007992	JPY		150,000,000	1,215,707	20-Jun-2007	19-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0627JPYSTR04		0000008017	JPY		1,000,000,000	8,104,713	20-Jun-2007	20-Jun-2027

BOND/SELL JPY/IBRD/GDIF/0632JPYSTR11		0000007975	JPY		300,000,000	2,428,068	21-Jun-2007	21-Jun-2032

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR29		0000007980	JPY		100,000,000	809,356	21-Jun-2007	22-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR30		0000007987	JPY		200,000,000	1,618,712	21-Jun-2007	22-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR32		0000007991	JPY		400,000,000	3,237,425	21-Jun-2007	19-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR34		0000007993	JPY		500,000,000	4,046,781	21-Jun-2007	22-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR36		0000007996	JPY		300,000,000	2,428,068	21-Jun-2007	22-Jun-2037

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR37		0000008000	JPY		100,000,000	809,356	21-Jun-2007	19-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR38		0000008001	JPY		100,000,000	809,356	21-Jun-2007	19-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR39		0000008002	JPY		500,000,000	4,046,781	21-Jun-2007	19-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR40		0000008003	JPY		500,000,000	4,046,781	21-Jun-2007	19-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0627JPYSTR05		0000008022	JPY		12,322,000,000	99,728,866	21-Jun-2007	22-Jun-2027

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR		0000007974	JPY		500,000,000	4,042,527	25-Jun-2007	25-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR27		0000007976	JPY		100,000,000	808,505	25-Jun-2007	26-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR31		0000007989	JPY		300,000,000	2,425,516	25-Jun-2007	26-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR35		0000007994	JPY		600,000,000	4,851,033	25-Jun-2007	26-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR43		0000008009	JPY		200,000,000	1,617,011	25-Jun-2007	26-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR44		0000008010	JPY		200,000,000	1,617,011	25-Jun-2007	26-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR45		0000008014	JPY		200,000,000	1,617,011	25-Jun-2007	25-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR41		0000008007	JPY		100,000,000	806,159	26-Jun-2007	26-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR42		0000008008	JPY		100,000,000	806,159	26-Jun-2007	26-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR46		0000008020	JPY		1,000,000,000	8,061,591	26-Jun-2007	26-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0627JPYSTR09		0000008019	JPY		300,000,000	2,431,414	27-Jun-2007	27-Jun-2027

BOND/SELL JPY/IBRD/GDIF/0637JPYSTR47		0000008028	JPY		100,000,000	813,306	28-Jun-2007	29-Jun-2037

BOND/SELL JPY/IBRD/GDIF/0737JPYSTR13		0000008031	JPY		1,000,000,000	8,133,057	28-Jun-2007	07-Jul-2037

Total By Currency						745,875,324

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

Mexican Peso

BOND/SELL MXN/IBRD/GDIF/0412MXN07.50		0000007847	MXN		500,000,000	45,417,386	17-Apr-2007	17-Apr-2012

Total By Currency						45,417,386

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/1009NZD06.42		0000007819	NZD		20,000,000	14,378,000	04-Apr-2007	26-Oct-2009

BOND/SELL NZD/IBRD/GDIF/0409NZD06.68		0000007859	NZD		385,000,000	285,362,000	01-May-2007	23-Apr-2009

BOND/SELL NZD/IBRD/GDIF/0510NZD07.00		0000007893	NZD		1,350,000	996,705	10-May-2007	10-May-2010

BOND/SELL NZD/IBRD/GDIF/1109NZD06.72		0000007886	NZD		13,000,000	9,574,500	17-May-2007	25-Nov-2009

BOND/SELL NZD/IBRD/GDIF/0609NZD06.76		0000007917	NZD		633,000,000	461,298,750	24-May-2007	04-Jun-2009

BOND/SELL NZD/IBRD/GDIF/0509NZD06.84		0000007920	NZD		4,000,000	2,902,600	29-May-2007	15-May-2009

BOND/SELL NZD/IBRD/GDIF/1209NZD06.78		0000007933	NZD		10,000,000	7,504,500	12-Jun-2007	21-Dec-2009

BOND/SELL NZD/IBRD/GDIF/0709NZD07.37		0000008042	NZD		12,500,000	9,599,375	28-Jun-2007	27-Jul-2009

Total By Currency						791,616,430

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0209TRY18.25		0000007865	TRY		50,000,000	36,101,083	03-May-2007	06-Feb-2009

BOND/SELL TRY/IBRD/GDIF/0517TRY13.625		0000007895	TRY		500,000,000	373,552,484	09-May-2007	09-May-2017

Total By Currency						409,653,567

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

United States Dollar

BOND/SELL USD/IBRD/GDIF/0409USD03.60		0000007816	USD		10,000,000	10,000,000	04-Apr-2007	27-Apr-2009

BOND/SELL USD/IBRD/GDIF/0408USD04.91		0000007843	USD		75,000,000	75,000,000	10-Apr-2007	11-Apr-2008

BOND/SELL USD/IBRD/GDIF/0409USD03.66		0000007840	USD		5,000,000	5,000,000	23-Apr-2007	27-Apr-2009

BOND/SELL USD/IBRD/GDIF/0408USD04.94		0000007882	USD		50,000,000	50,000,000	26-Apr-2007	29-Apr-2008

BOND/SELL USD/IBRD/GDIF/0508USD04.98		0000007909	USD		75,000,000	75,000,000	10-May-2007	13-May-2008

BOND/SELL USD/IBRD/GDIF/0510USD03.90		0000007885	USD		10,000,000	10,000,000	17-May-2007	25-May-2010

BOND/SELL USD/IBRD/GDIF/0611USD04.14		0000007936	USD		5,000,000	5,000,000	12-Jun-2007	27-Jun-2011

BOND/SELL USD/IBRD/GDIF/0611USD04.60		0000007985	USD		24,500,000	24,500,000	14-Jun-2007	14-Jun-2011

BOND/SELL USD/IBRD/GDIF/0610USD04.88		0000007971	USD		10,000,000	10,000,000	21-Jun-2007	22-Jun-2010

BOND/SELL USD/IBRD/GDIF/0610USD05.01		0000007981	USD		10,000,000	10,000,000	21-Jun-2007	21-Jun-2010

Total By Currency						274,500,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0510ZAR07.62		0000007820	ZAR		66,000,000	9,085,903	04-Apr-2007	10-May-2010

BOND/SELL ZAR/IBRD/GDIF/0910ZAR07.80		0000007836	ZAR		66,000,000	9,259,519	19-Apr-2007	10-Sep-2010

BOND/SELL ZAR/IBRD/GDIF/0409ZAR08.04		0000007858	ZAR		60,000,000	8,540,925	24-Apr-2007	15-Apr-2009

BOND/SELL ZAR/IBRD/GDIF/0409ZAR07.86		0000007853	ZAR		265,000,000	37,492,926	26-Apr-2007	23-Apr-2009

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/SELL ZAR/IBRD/GDIF/0910ZAR07.80A		0000007856	ZAR		80,000,000	11,456,394	08-May-2007	10-Sep-2010

BOND/SELL ZAR/IBRD/GDIF/1110ZAR07.80A		0000007873	ZAR		66,000,000	9,482,077	14-May-2007	10-Nov-2010

BOND/SELL ZAR/IBRD/GDIF/1110ZAR07.80B		0000007911	ZAR		66,000,000	9,250,175	29-May-2007	10-Nov-2010

BOND/SELL ZAR/IBRD/GDIF/0610ZAR08.27		0000007934	ZAR		115,000,000	15,999,999	01-Jun-2007	01-Jun-2010

BOND/SELL ZAR/IBRD/GDIF/0611ZAR07.92		0000007953	ZAR		50,000,000	6,955,070	19-Jun-2007	10-Jun-2011

BOND/SELL ZAR/IBRD/GDIF/0609ZAR08.50		0000007979	ZAR		65,000,000	9,068,966	25-Jun-2007	19-Jun-2009

Total By Currency						126,591,955

Total						4,827,225,729

MTBOZ

United States Dollar

BOND/SELL USD/IBRD/GDIF/0637USDSTR		0000007952	USD		219,000,000	219,000,000	05-Jun-2007	05-Jun-2037

BOND/SELL USD/IBRD/GDIF/0637USDSTR01		0000007983	USD		95,915,951	95,915,951	20-Jun-2007	20-Jun-2037

BOND/SELL USD/IBRD/GDIF/0637USDSTR02		0000007984	USD		95,915,951	95,915,951	20-Jun-2007	20-Jun-2037

Total By Currency						410,831,903

Total						410,831,903

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

Maturing Borrowings

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0507AUD05.60		0000005709	AUD		360,000,000	296,910,000	20-May-2002	21-May-2007

BOND/SELL AUD/IBRD/GDIF/0407AUD04.04		0000006307	AUD		50,000,000	41,732,500	23-Apr-2003	24-Apr-2007

BOND/SELL AUD/IBRD/GDIF/0507AUD04.31		0000006337	AUD		50,000,000	41,087,500	22-May-2003	22-May-2007

BOND/SELL AUD/IBRD/GDIF/0507AUD04.10		0000006338	AUD		50,000,000	41,087,500	22-May-2003	22-May-2007

BOND/SELL AUD/IBRD/GDIF/0507AUD04.14		0000006356	AUD		19,000,000	15,548,650	29-May-2003	29-May-2007

BOND/SELL AUD/IBRD/GDIF/0607AUD04.15		0000006372	AUD		85,000,000	71,412,750	12-Jun-2003	12-Jun-2007

BOND/SELL AUD/IBRD/GDIF/0607AUD04.01		0000006387	AUD		16,000,000	13,380,000	19-Jun-2003	19-Jun-2007

BOND/SELL AUD/IBRD/GDIF/0607AUD04.00		0000006384	AUD		65,000,000	55,129,750	26-Jun-2003	26-Jun-2007

BOND/SELL AUD/IBRD/GDIF/0407AUD04.89		0000006737	AUD		50,000,000	41,632,500	22-Apr-2004	23-Apr-2007

BOND/SELL AUD/IBRD/GDIF/0407AUD04.98		0000006738	AUD		40,000,000	33,306,000	22-Apr-2004	23-Apr-2007

BOND/SELL AUD/IBRD/GDIF/0507AUD05.13		0000006741	AUD		70,000,000	58,250,500	17-May-2004	17-May-2007

BOND/SELL AUD/IBRD/GDIF/0507AUD05.25		0000006750	AUD		107,000,000	87,932,600	20-May-2004	24-May-2007

BOND/SELL AUD/IBRD/GDIF/0507AUD05.28		0000006752	AUD		40,000,000	32,982,000	25-May-2004	25-May-2007

BOND/SELL AUD/IBRD/GDIF/0507AUD05.16		0000006760	AUD		14,000,000	11,456,900	27-May-2004	29-May-2007

BOND/SELL AUD/IBRD/GDIF/0607AUD05.00		0000006767	AUD		20,000,000	16,803,000	10-Jun-2004	12-Jun-2007

BOND/SELL AUD/IBRD/GDIF/0607AUD05.24		0000006758	AUD		70,000,000	58,604,000	15-Jun-2004	15-Jun-2007

BOND/SELL AUD/IBRD/GDIF/0607AUD05.02		0000006772	AUD		10,500,000	8,793,225	17-Jun-2004	18-Jun-2007

BOND/SELL AUD/IBRD/GDIF/0407AUD04.62		0000006844	AUD		70,000,000	58,362,500	18-Oct-2004	18-Apr-2007

BOND/SELL AUD/IBRD/GDIF/0407AUD04.93		0000007020	AUD		20,000,000	16,269,000	29-Mar-2005	05-Apr-2007

Total By Currency						1,000,680,875

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

Canadian Dollar

BOND/SELL CAD/IBRD/GDIF/0507CAD03.75		0000006317	CAD		300,000,000	271,284,532	08-May-2003	08-May-2007

BOND/SELL CAD/IBRD/GDIF/0607CAD03.00		0000006390	CAD		1,165,000,000	1,090,977,197	04-Jun-2003	04-Jun-2007

Total By Currency						1,362,261,729

Euro Currency

BOND/SELL EUR/IBRD/GMTN/0507ITLSTRE		0000000249	EUR	ITL0034GMT01	28,405,129	38,220,521	30-May-1997	30-May-2007

BOND/SELL EUR/IBRD/GDIF/0407EUR04.24		0000005667	EUR		71,000,000	96,485,450	23-Apr-2002	23-Apr-2007

BOND/SELL EUR/IBRD/GDIF/0607EUR04.20		0000005762	EUR		64,000,000	84,937,600	17-Jun-2002	15-Jun-2007

Total By Currency						219,643,571

Hong Kong Dollar

BOND/SELL HKD/IBRD/GMTN/0507HKD07.58		0000000201	HKD	HKD0583GMT01	1,000,000,000	127,860,887	07-May-1997	07-May-2007

Total By Currency						127,860,887

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

Japanese Yen

BOND/SELL JPY/IBRD/GMTN/0407JPYSTR		0000000363	JPY	JPY0579GMT01	5,000,000,000	42,178,076	25-Apr-1997	25-Apr-2007

Total By Currency						42,178,076

New Zealand Dollar

BOND/SELL NZD/IBRD/GMTN/0507NZD08.00		0000000396	NZD	NZD0586GMT01	100,000,000	72,850,000	23-May-1997	23-May-2007

BOND/SELL NZD/IBRD/GDIF/0407NZD05.47		0000007070	NZD		270,000,000	201,514,500	29-Apr-2005	27-Apr-2007

Total By Currency						274,364,500

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0407TRY13.125		0000007025	TRY		100,000,000	74,543,422	25-Apr-2005	25-Apr-2007

Total By Currency						74,543,422

United States Dollar

BOND/SELL USD/IBRD/COLTS/0607USD08.63		0000000709	USD	USD1151COL01	25,000	25,000	16-Jun-1989	18-Jun-2007

BOND/SELL USD/IBRD/COLTS/0507USD07.38		0000000779	USD	USD1428COL01	735,000	735,000	15-May-1990	10-May-2007

BOND/SELL USD/IBRD/GDIF/0507USD04.47		0000005708	USD		170,000,000	170,000,000	20-May-2002	21-May-2007

BOND/SELL USD/IBRD/GDIF/0507USDSTR		0000006358	USD		50,000,000	50,000,000	21-May-2003	21-May-2007

BOND/SELL USD/IBRD/GDIF/0407USDSTR		0000006728	USD		50,000,000	50,000,000	05-Apr-2004	05-Apr-2007

BOND/SELL USD/IBRD/GDIF/0407USD01.96A		0000006740	USD		45,000,000	45,000,000	22-Apr-2004	23-Apr-2007

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/SELL USD/IBRD/GDIF/0507USDSTR01		0000006743	USD		50,000,000	50,000,000	11-May-2004	11-May-2007

BOND/SELL USD/IBRD/GDIF/0607USD02.72		0000006768	USD		37,000,000	37,000,000	09-Jun-2004	07-Jun-2007

BOND/SELL USD/IBRD/GDIF/0407USD03.00		0000007019	USD		80,000,000	80,000,000	29-Mar-2005	05-Apr-2007

BOND/SELL USD/IBRD/GDIF/0407USDFLT		0000007332	USD		12,010,000	12,010,000	05-Dec-2005	16-Apr-2007

Total By Currency						494,770,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0507ZAR09.50		0000006749	ZAR		250,000,000	35,891,178	21-May-2004	21-May-2007

Total By Currency						35,891,178

Total						3,632,194,238

Early Retirement

MTBOC

Australian Dollar

BOND/BUY AUD/IBRD/GDIF/0213AUD01.00		0000007834	AUD	BUYBACK	50,000,000	40,952,500	10-Apr-2007	20-Feb-2013

Total By Currency						40,952,500

Canadian Dollar

BOND/BUY CAD/IBRD/GDIF/0513CAD01.00		0000007835	CAD		50,000,000	43,448,036	10-Apr-2007	22-May-2013

Total By Currency						43,448,036

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/0334JPYSTR17		0000007804	JPY		1,000,000,000	8,511,725	02-Apr-2007	30-Mar-2034

BOND/BUY JPY/IBRD/GDIF/1035JPYSTR01		0000007830	JPY		1,550,000,000	13,065,835	05-Apr-2007	05-Oct-2035

BOND/BUY JPY/IBRD/GDIF/0431JPYSTR		0000007828	JPY		1,000,000,000	8,418,217	10-Apr-2007	09-Apr-2031

BOND/BUY JPY/IBRD/GDIF/0433JPYSTR01		0000007826	JPY		1,000,000,000	8,376,612	16-Apr-2007	14-Apr-2033

BOND/BUY JPY/IBRD/GDIF/1013JPYSTR		0000007831	JPY		1,000,000,000	8,486,443	23-Apr-2007	21-Oct-2013

BOND/BUY JPY/IBRD/GDIF/1035JPYSTR07		0000007861	JPY		2,200,000,000	18,509,949	26-Apr-2007	26-Oct-2035

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR20		0000007838	JPY		1,100,000,000	9,214,274	01-May-2007	28-Oct-2032

BOND/BUY JPY/IBRD/GDIF/0336JPYSTR01		0000007874	JPY		600,000,000	4,985,252	08-May-2007	06-Mar-2036

BOND/BUY JPY/IBRD/GDIF/1120JPYSTR03		0000007845	JPY		500,000,000	4,168,751	09-May-2007	09-Nov-2020

BOND/BUY JPY/IBRD/GDIF/0534JPYSTR		0000007849	JPY		1,200,000,000	10,013,769	10-May-2007	10-May-2034

BOND/BUY JPY/IBRD/GDIF/0531JPYSTR01		0000007879	JPY		3,000,000,000	25,061,610	15-May-2007	15-May-2031

BOND/BUY JPY/IBRD/GDIF/1135JPYSTR02		0000007866	JPY		1,000,000,000	8,310,825	16-May-2007	16-Nov-2035

BOND/BUY JPY/IBRD/GDIF/0535JPYSTR02		0000007869	JPY		1,000,000,000	8,310,825	16-May-2007	16-May-2035

BOND/BUY JPY/IBRD/GDIF/0533JPYSTR02		0000007875	JPY		1,400,000,000	11,557,830	21-May-2007	19-May-2033

BOND/BUY JPY/IBRD/GDIF/0535JPYSTR03		0000007883	JPY		500,000,000	4,114,718	24-May-2007	24-May-2035

BOND/BUY JPY/IBRD/GDIF/0532JPYSTR09		0000007887	JPY		2,600,000,000	21,396,535	24-May-2007	24-May-2032

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

BOND/BUY JPY/IBRD/GDIF/0534JPYSTR02		0000007881	JPY		1,000,000,000	8,218,615	25-May-2007	25-May-2034

BOND/BUY JPY/IBRD/GDIF/1133JPYSTR04		0000007891	JPY		1,300,000,000	10,684,200	25-May-2007	25-Nov-2033

BOND/BUY JPY/IBRD/GDIF/0634JPYSTR01		0000007923	JPY		1,000,000,000	8,257,979	08-Jun-2007	08-Jun-2034

BOND/BUY JPY/IBRD/GDIF/0626JPYSTR03		0000007926	JPY		1,000,000,000	8,240,966	11-Jun-2007	11-Jun-2026

BOND/BUY JPY/IBRD/GDIF/0633JPYSTR2		0000007927	JPY		1,100,000,000	9,065,062	11-Jun-2007	10-Jun-2033

BOND/BUY JPY/IBRD/GDIF/0633JPYSTR1		0000007965	JPY		1,000,000,000	8,240,966	11-Jun-2007	10-Jun-2033

BOND/BUY JPY/IBRD/GDIF/0631JPYSTR11		0000007973	JPY		2,600,000,000	21,360,500	13-Jun-2007	13-Jun-2031

BOND/BUY JPY/IBRD/GDIF/0336JPYSTR03		0000007977	JPY	BUYBACK	1,100,000,000	8,985,460	15-Jun-2007	27-Mar-2036

BOND/BUY JPY/IBRD/GDIF/0622JPYSTR		0000007943	JPY		2,700,000,000	21,966,400	18-Jun-2007	17-Jun-2022

BOND/BUY JPY/IBRD/GDIF/1232JPYSTR16		0000007944	JPY		1,400,000,000	11,389,985	18-Jun-2007	16-Dec-2032

BOND/BUY JPY/IBRD/GDIF/0626JPYSTR04		0000007982	JPY		2,500,000,000	20,339,259	18-Jun-2007	18-Jun-2026

BOND/BUY JPY/IBRD/GDIF/0631JPYSTR07		0000007988	JPY		3,200,000,000	25,914,079	19-Jun-2007	19-Jun-2031

BOND/BUY JPY/IBRD/GDIF/0631JPYSTR06		0000007972	JPY		2,000,000,000	16,209,426	20-Jun-2007	20-Jun-2031

BOND/BUY JPY/IBRD/GDIF/0631JPYSTR10		0000007999	JPY		1,000,000,000	8,093,562	21-Jun-2007	19-Jun-2031

BOND/BUY JPY/IBRD/GDIF/0632JPYSTR09		0000007964	JPY		1,000,000,000	8,085,055	25-Jun-2007	24-Jun-2032

Total By Currency						367,554,682

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

United States Dollar

BOND/BUY USD/IBRD/GDIF/1115USDSTR01		0000007868	USD		20,000,000	20,000,000	04-May-2007	04-Nov-2015

BOND/BUY USD/IBRD/GDIF/0516USDSTR		0000007900	USD		30,000,000	30,000,000	25-May-2007	25-May-2016

BOND/BUY USD/IBRD/GDIF/0515USDSTR01		0000007906	USD		15,000,000	15,000,000	29-May-2007	28-May-2015

BOND/BUY USD/IBRD/GDIF/0609USDSTR01		0000007955	USD		10,000,000	10,000,000	12-Jun-2007	12-Jun-2009

Total By Currency						75,000,000

Total						526,955,219

MTBOZ

United States Dollar

BOND/BUY USD/IBRD/GDIF/0435USDSTR		0000007829	USD		20,000,000	20,000,000	05-Apr-2007	05-Apr-2035

BOND/BUY USD/IBRD/GDIF/0436USDSTR		0000007833	USD		209,000,000	209,000,000	25-Apr-2007	25-Apr-2036

Total By Currency						229,000,000

Total						229,000,000